Form 20-F
period 2026-03-31
Eastern International Ltd.
filed 2026-07-30
CIK 2013320

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-42817

Eastern International Ltd.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart Center Science and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231
(Address of Principal Executive Offices)

Lin Tan, Chief Operating Officer

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart Center Science and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231
+ (86) -571-8235-6096

Email: ir@elogint.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001	ELOG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2026, there were 12,832,000 ordinary shares issued and outstanding, par value US$0.0001 per share and 1,000,000 preferred shares issued and outstanding, par value US$0.0001.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

Introduction

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company”, “Eastern International”, “Registrant” and “ELOG” refer to Eastern International Ltd., a company organized in the Cayman Islands, its predecessor entities and its subsidiaries.

Unless indicated otherwise, references to:

●	“Articles” refers to the third amended and restated articles of association of the Company as adopted by a special resolution passed on June 22, 2026

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only;

●	“Chongqing Dayuan” are to Chongqing Dayuan Logistics Co., Ltd., a wholly owned subsidiary of Suzhou TC-Link and incorporated under the laws of the People’s Republic of China on April 30, 2020;

●	“Companies Act” are to the Companies Act (Revised) of the Cayman Islands as the same may be amended from time to time;

●	“Eastern BVI” are to Eastern Industrial Development Ltd. a wholly owned subsidiary of Eastern International and incorporated under laws of British Virgin Islands on August 10, 2023;

●	“Eastern HK” are to Eastern Group Limited, a wholly owned subsidiary of Eastern BVI and incorporated under the laws of the Hong Kong on September 4, 2023;

●	“Eastern International” “we,” “us,” “our company,” “the Company” and “our” are to Eastern International Ltd., a Cayman Islands exempted company with limited liability incorporated on July 27, 2023;

●	“EIT” is to PRC enterprise income tax;

●	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	“Hangzhou TC-Link” or “WFOE” are to Hangzhou TC-Link Logistic Supply Chain Management Co., Ltd., a wholly owned subsidiary of Eastern HK and incorporated under the laws of the People’s Republic of China on September 27, 2023;

●	“Memorandum” refers to the third amended and restated memorandum of association of the Company as adopted by a special resolution passed on June 22, 2026;

●	“Memorandum and Articles of Association” refers to the Memorandum and the Articles collectively;

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0001 per share;

●	“PCAOB” are to Public Company Accounting Oversight Board;

●	“Preferred Share(s)” are to our preferred shares with a par value of US$0.0001 per share;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“Securities Act” to the Securities Act of 1933, as amended;

●	“Series A Preferred Share(s)” are to our series A preferred shares with a par value of US$0.0001 per share;

●	“Suzhou TC-Link” are to Suzhou TC-Link Logistics Co., Ltd. a wholly owned subsidiary of Hangzhou TC-Link and incorporated under the laws of the People’s Republic of China on January 9, 2006 and its branch office of Suzhou TC-Link Logistics Co., Ltd. Shenzhen Branch;

●	“U.S.” are to the United States of America;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity; and

●	“Wuxi TC-Link” are to Wuxi TC-Link Logistics Co., Ltd. a wholly owned subsidiary of Suzhou TC-Link incorporated under the laws of the People’s Republic of China on May 19, 2016 and its branch office of Wuxi TC-Link Logistics Co., Ltd. Dongbeitang Branch;

●	“Yancheng TC-Link” are to Yancheng TC-Link Logistics Co., Ltd. a wholly owned subsidiary of Suzhou TC-Link incorporated under the laws of the People’s Republic of China on June 22, 2016;

●	“Yunnan Dongyuan” are to Yunnan Dongyuan Dadi International Logistics Co., Ltd. a wholly owned subsidiary of Suzhou TC-Link incorporated under the laws of the People’s Republic of China on November 5, 2018 and its branch office of Yunnan Dongyuan Dadi International Logistics Co., Ltd. Mohan Branch.

Our business is primarily conducted in China, and all of our revenues are received and denominated in RMB. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2026, the exchange rate was RMB 1 to $0.1450 which is the intermediate exchange rate announced by the People’s Bank of China.

We completed an initial public offering of our ordinary shares at an initial offering price of US$4.00 per share on August 29, 2025. Our ordinary shares, par value US$0.0001 per share currently, are traded on the Nasdaq Capital Market under the symbol “ELOG”.

ii

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the logistics and new energy infrastructure construction service industries in China;

●	fluctuations in interest rates;

●	our expectations as to increase of customers and clients of our services;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our relationships with suppliers and vendors;

●	competition in our industry;

●	relevant government policies and regulations relating to our services and industry; and

●	impact of COVID-19 and other pandemic on our business and financial conditions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors” and other sections in this report. You should thoroughly read this report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of logistics and new energy infrastructure construction markets results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our markets. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we refer to in this report and any exhibits filed in this report, completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure in China

We are a Cayman Islands holding company without material operations and our business is conducted by our subsidiaries in China and this structure involves unique risks to investors.

There are legal and operational risks associated with being based in and having all our operations in China. In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures was published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On September 24, 2024, the State Council published the Administration Measures for Cyber Data Security, or the “Cyber Data Security Measure”, which came into effect on January 1, 2025, requires cyber data processor engaging in data processing activities that affect or may affect national security to file a national security review in accordance with relevant regulations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and ; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be barred from entering the securities market. On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. Chinese domestic enterprises seeking to offer securities and list on overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that (i) providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting records or photocopies thereof to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals shall be subject to corresponding procedures in accordance with relevant laws and regulations; and (ii) any working papers formed in the territory of the PRC by securities companies and securities service agencies that provide domestic enterprises with securities services relating to overseas securities issuance and listing shall be stored in the territory of the PRC, the outbound transfer of which shall be subject to corresponding procedures in accordance with relevant laws and regulations. As of the date of this report, these laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange except for the filing requirement with CSRC under New Overseas Listing Rules. The CSRC has approved our initial public offering that was completed in August 2025 and any further offerings of the Company will be subject to the filing requirement with CSRC under New Overseas Listing Rules. As advised by our PRC counsel, we are not required to obtain permissions from CSRC for any future offerings other than the filing requirement with CSRC within three business days after we make such offerings under New Overseas Listing Rules. We provide domestic and cross-border professional logistic services including project logistic and general logistic as well as construction services to new energy infrastructure construction. We are not cyberspace operators with personal information of more than 1 million users or activities that affect or may affect national security and we don’t have documents and materials which may adversely affect national security or public interests. However, there are uncertainties in the interpretation and enforcement of these laws and guidelines, which could materially and adversely impact our business and financial outlook, may impact our ability to accept foreign investments, offer our securities to investors or to list on a U.S. or other foreign exchange, and could impact our ability to conduct our business. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shortened the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. The Company’s auditor is headquartered in the U.S. and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. The Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection and investigation. See “Risk Factors— The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.”

Permissions Required from the PRC Authorities for Our Operations

Our operating subsidiaries are incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, which are Business licenses, Customs Registration Certificate, Bank Account Open Permits, Permits for Road Transportation of general goods and large sized items/cargo, Grade II Power Engineering Construction General Contracting Qualification, Grade II Steel Structure Engineering Contracting Qualification, and Grade II Power Transmission and Transformation Engineering Professional Contracting Qualification. Other than these permits, our subsidiaries are not required to obtain permit and approval from Chinese authorities to operate our business. We and our subsidiaries are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve our business and operations.

As a logistics and new energy infrastructure construction service provider, based on the advice of Jiangsu Qiaobian Law Firm, our PRC counsel, we do not believe that we and our subsidiaries are subject to the report requirement under Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021, which became effective on February 15, 2022.

As of the date of this report, we (1) are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors except for the filing requirement under New Overseas Listing Rules, (2) are not subject to permission requirements from China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (“CAC”) or any other authority that is required to approve of our business operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we, WFOE, or its subsidiaries, will be required to obtain permission from the PRC government to be listed on a U.S. exchange in the future, and even when such permission is obtained, whether it will be rescinded. If we or our subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Dividend Distribution and Cash Transfer Between the Holding Company and Subsidiaries

Our PRC operating subsidiaries receive substantially all of our revenue in RMB. Under our current corporate structure, to fund any cash and financing requirements, we may rely on dividend payments from Eastern HK and WFOE. WFOE receives dividend payments from our operating subsidiaries. WFOE may make distribution of such payments to Eastern HK as dividends.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions.

Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiary in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Under the existing laws of Hong Kong, funds from capital accounts can be repatriated and remitted overseas without restrictions, and there is no foreign exchange control imposed. According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares would not be subject to any Hong Kong tax.

As of the date of this report, WFOE has not made any dividends or distributions to Eastern HK, and Eastern HK has not made any dividends or distribution to the holding company, and no dividends or distributions have been made by Eastern International Ltd. to its shareholders. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes On Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5%, if the recipient of the relevant dividends qualifies certain necessary requirements, including without limitation that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. The 5% withholding tax rate, however, does not automatically apply and in current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by WFOE to its immediate holding company, Eastern HK. As of the date of this report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Eastern HK intends to apply for the tax resident certificate if and when WFOE plans to declare and pay dividends to Eastern HK.

Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended March 31, 2026, 2025 and 2024 and the selected consolidated balance sheets data as of March 31, 2026 and 2025 have been derived from our audited consolidated financial statements (“CFS”), which are included in this annual report beginning on page F-1. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited CFS and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited CFS are prepared and presented in accordance with US GAAP.

EASTERN INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2026	2025
ASSETS
Current assets:
Cash	$3,054,870	$846,409
Restricted cash	238,702	-
Notes receivable	2,440,449	1,805,140
Accounts receivable - third parties, net	15,077,876	13,679,559
Accounts receivable - a related party, net	310,875	641,339
Contract assets - third parties	35,951	31,709
Contract assets - a related party	2,392	-
Advances to suppliers, net	1,017,547	286,507
Amount due from a related party	-	136,416
Other current assets, net	4,917,916	2,253,850
Total current assets	27,096,578	19,680,929

Non-Current assets:

Property, plant and equipment, net	1,255,061	461,205
Operating lease right of use assets, net	1,464,823	1,795,668
Deferred offering costs	-	881,862
Deferred tax assets, net	72,699	40,949
Other non-current assets	2,390,660	1,920,878
Total non-current assets	5,183,243	5,100,562
Total assets	$32,279,821	$24,781,491

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank and other borrowings, current	$5,038,996	$3,766,634
Accounts payable	4,575,704	4,877,717
Contract liabilities	3,233,089	117,191
Amounts due to related parties	-	203,695
Operating lease liabilities, current	618,229	451,363
Income taxes payable	715,998	850,308
Dividends payable	647,061	1,072,040
Other current liabilities	1,019,455	777,550
Total current liabilities	15,848,532	12,116,498

Non-current liabilities:

Bank and other borrowings, non-current	524,016	-
Operating lease liabilities, non-current	713,078	1,198,905
Total non-current liabilities	1,237,094	1,198,905
Total liabilities	$17,085,626	$13,315,403

Commitments and contingencies

Shareholders’ equity:
Preferred shares, par value $0.0001 each, 50,000,000 shares authorized, 1,000,000 issued and outstanding as of March 31, 2026 and 2025	$100	$100
Ordinary Shares, par value $0.0001 each, 450,000,000 shares authorized, 12,832,000 and 10,417,000 issued and outstanding as of March 31, 2026 and 2025, respectively	1,284	1,042
Additional paid-in capital	12,463,308	8,040,388
Statutory reserve	962,302	888,085
Retained earnings	1,993,488	3,219,808
Accumulated other comprehensive loss	(226,287)	(683,335)
Total Shareholders’ Equity	$15,194,195	$11,466,088

Total liabilities and shareholders’ equity	$32,279,821	$24,781,491

EASTERN INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended March 31,
	2026	2025	2024

Revenues – third parties	$45,377,977	$39,706,093	$40,161,065
Revenues – related parties	253,795	335,598	282,564
Total revenues	45,631,772	40,041,691	40,443,629

Cost of revenues – third parties	41,370,604	34,033,269	35,424,388
Cost of revenues – related parties	18,315	8,581	574
Total cost of revenues	41,388,919	34,041,850	35,424,962

Gross profit	4,242,853	5,999,841	5,018,667

Operating expenses:
Selling expenses	916,901	774,484	712,338
General and administrative expenses	4,386,440	2,958,148	2,871,937
Total operating expenses	5,303,341	3,732,632	3,584,275

(Loss) Income from Operations	(1,060,488)	2,267,209	1,434,392

Other income (expenses):
Interest expenses	(287,422)	(143,602)	(97,552)
Interest income	8,528	790	2,644
Foreign currency transaction (loss) gain	(1,711)	215	19,600
Gain on disposal of property and equipment	-	40,620	5,562
Government subsidies	124,794	16,642	27,202
Insurance indemnity	135,894	171,718	128,442
Other income, net	67,702	17,542	15,199
Total other income, net	47,785	103,925	101,097

(Loss) Income Before Income Taxes	(1,012,703)	2,371,134	1,535,489
Income taxes expense	(139,400)	(591,108)	(451,789)
Net (Loss) Income	(1,152,103)	1,780,026	1,083,700

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	457,048	(65,437)	(475,894)
Comprehensive (Loss) Income	(695,055)	1,714,589	607,806

(Loss) Earnings Per Share
-Basic	$(0.10)	$0.17	$0.11
-Diluted	(0.10)	0.16	0.10

Weighted Average Shares Outstanding
-Basic	11,398,479	10,417,000	10,044,434
-Diluted	11,398,479	11,417,000	11,044,434

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Summary of Risk Factors

An investment in our ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

●	We have a substantial customer concentration, with a limited number of customers accounting for a large portion of our revenues.

●	We face risks associated with the items we deliver and the contents of shipments handled through our logistics networks, including real or perceived quality issues with the services, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.

●	Uncertain economic or social conditions may adversely impact demand for our products or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business.

●	A significant change in customer relationships or in customer demand for our services could have a significant impact on our business

●	Our business may be affected by fluctuations in China’s logistic market.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	We may rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have. Any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.

●	PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of offerings to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Uncertainties and quick change in the PRC legal system with little advance notice could result in a material and negative impact on our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in China. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

●	The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with offerings under New Overseas Listing Rules, and, if required, we cannot assure you that we will be able to timely make such filings, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC for such offerings.

●	Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

Risks Related to Our Ordinary Shares

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	We are not likely to pay cash dividends in the foreseeable future.

Risks Related to Our Business

Uncertain economic or social conditions may adversely impact demand for our services or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business.

Our business could be negatively impacted by reduced demand for our services related to one or more significant local, regional or global economic or social disruptions. These disruptions have included and may in the future include: a slow-down, recession or inflationary pressures in the general economy; reduced market growth rates; tighter credit markets for our suppliers, vendors or customers; a significant shift in government policies including for logistic or new energy power generation industries; significant social unrest; the deterioration of economic relations between countries or regions, including potential negative customer sentiment toward non-local service providers; or the inability to conduct day-to-day transactions through our financial intermediaries to pay funds to or collect funds from our customers, vendors and suppliers. Additionally, these and other economic conditions may cause our suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business and results of operations could be adversely affected.

Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles.

We have a substantial customer concentration, with a limited number of customers accounting for a large portion of our revenues.

We derive a large portion of our revenues from a few major customers. For the year ended March 31, 2026, one customer accounted for approximately 50% of the Company’s total revenues. For the year ended March  31, 2025, three customers accounted for approximately 20%, 12% and 11% of the Company’s total revenues, respectively. There are inherent risks whenever a large percentage of the total revenue is concentrated with a few customers. It is not possible for us to predict the future level of demand for our services that will be generated by such customers or the future demand for our services by such customers. If such customers experience declining or delayed demands due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our services, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If our largest customer terminates the purchase of our services, such termination would materially negatively affect our revenues, results of operations and financial condition.

We rely on a limited number of vendors, and the loss of a significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We purchase a significant portion of our supplies from a few major suppliers. For the year ended March 31, 2026, two suppliers accounted for approximately 22%, and 12% of the total purchases, respectively. For the year ended March 31, 2025, three suppliers accounted for approximately 23%, 17%, and 11% of the total purchases. If any of these suppliers  increase their prices, we could be pressured to increase our prices or reduce our profit margin, which could cause us to lose customers and negatively affect our revenues and profit margin.

A significant change in customer relationships or in customer demand for our services could have a significant impact on our business.

We provide most of our services to large construction company customers and small retailers, which include mass merchandisers, e-commerce (including social commerce) channels. Our success depends on our ability to successfully manage relationships with our customers, which includes our ability to offer terms that are mutually acceptable and are aligned with our pricing and profitability targets. Continued concentration among our customers could create significant cost and margin pressure on our business, and our business performance could suffer if we cannot reach agreement with a key customer on terms and principles. Our business could also be negatively impacted if a key customer were to significantly reduce the spending in projects and our services due to slow down of general economy in China and decrease in infrastructure investment.

We face intense competition which could adversely affect our results of operations and market share.

The industries we operate in are highly competitive and fragmented and we may compete with a broad range of companies, such as integrated supply chain solution and service providers, and express and freight delivery service providers. Specifically, there are multiple existing market players that offer integrated supply chain solutions and logistics services, and there may be new entrants emerging in each of the markets we operate in, which compete to attract, engage and retain consumers and merchants. These companies may have greater financial, technological, research and development, marketing, distribution, and other resources than we do. They may also have longer operating histories, a larger customer base or broader and deeper market coverage. As a result, our competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards or user requirements than we do and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when we expand into other markets, we will face competition from new competitors, domestic or foreign, who may also enter markets where we currently operate or plan to operate.

Any significant increase in competition may have a material adverse effect on our revenue and profitability as well as on our operations and business prospect. We cannot assure you that we will be able to continuously distinguish our services from those of our competitors, preserve and improve our relationships with various participants in the logistics industry, or increase or even maintain our existing market share. We may experience loss of market share, and our financial condition and results of operations may deteriorate if we fail to compete effectively.

In addition, many operators in the logistics industry have consolidated in recent years to create larger enterprises with greater bargaining power, which created greater competitive pressures on us. If this consolidation trend continues, this industry will be more competitive. New partnerships and strategic alliances in the logistics industry also can alter market dynamics and adversely impact our businesses and competitive positioning. If we cannot equip ourselves with necessary resources and skills, we may lose our market share as competition increases. In addition, our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. If we are unable to anticipate or react to these competitive challenges, our competitive position could be undermined, and we could experience a decline in growth which may adversely affect our business, financial condition and results of operations. Further, certain large retailers or e-commerce platforms may establish or further develop their own logistics networks leveraging on their established warehousing and delivery capacities in selected areas in order to gain control of the consumer touchpoint and to create synergies with their businesses. They may also compete with us for qualified delivery personnel and warehouse staff with competitive remuneration. Any of the above could adversely affect our results of operations and market share.

We face risks associated with the items we deliver and the contents of shipments handled through our logistics networks, including real or perceived quality issues with the services, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.

We handle a large volume of parcels, equipment and freights across our logistics network, and face challenges with respect to the protection and examination of these items. Parcels, equipment and freights delivered by us may be delayed, stolen, damaged or lost during delivery for various reasons, and we may be perceived or found liable for such incidents. In addition, we may fail to screen parcels and detect unsafe, prohibited or restricted items. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other parcels in our network, harm personnel and facilities of us, or even injure the recipients. Furthermore, if we fail to prevent prohibited or restricted items from entering into our network and if we participate in the transportation and delivery of such items unknowingly, we may be subject to administrative or even criminal penalties, and if any personal injury or property damage is concurrently caused, we may also be liable for civil compensation.

The delivery of parcels, equipment and freights also involves inherent risks. We constantly use a large number of vehicles and personnel in transportation, and are therefore subject to risks associated with transportation safety. The insurance maintained by us may not fully cover the liabilities caused by transportation related injuries or losses. From time to time, the vehicles and personnel of our third-party business partners may be involved in transportation and vehicle accidents, and the parcels carried by them may be lost or damaged. In addition, frictions or disputes may occasionally arise from the direct interactions between the pickup and delivery personnel with senders and recipients. Personal injuries or property damages may arise if such incidents escalate.

Any of the foregoing could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable or partially liable for any of injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. Any uninsured or underinsured loss could negatively influence our business and financial condition. Governmental authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be insecure or unsafe by our customers, our business volume may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

We may be exposed to credit risks in relation to defaults from customers.

Our exposure to credit risk may be influenced mainly by the individual characteristics of each customer as well as the industry or country in which the customers operate, and may be concentrated on few number of customers. Although we will monitor our exposure to credit risk on an ongoing basis and make periodic judgment on impairment of overdue receivables based on the likelihood of collectability, we cannot assure you that all of our customers are creditworthy and reputable and will not default on payments in the future. If we encounter significant delays or defaults in payment by our customers or are otherwise unable to recover our accounts receivables, our cash flow, liquidity and financial condition may be materially and adversely affected.

Failure to successfully implement our business strategy, effectively respond to changes in market dynamics and satisfactorily meet customer demand will cause our future financial results to suffer.

We are making significant investments and other decisions in connection with our long-term business strategy including our ability to expand the breadth and depth of our solutions and services and further invest in technologies. Such initiatives and enhancements may require us to make significant capital expenditures. Additionally, in developing our business strategy, we make certain assumptions including, but not limited to, those related to customer demand and preferences, competition landscape and the economy in China and globally. However, the actual market, economic and other conditions may be different from our assumptions. As the technology, customer behavior and market conditions continue to evolve, it is important that we maintain the relevance of our brand and service offerings to our customers. If we are not able to successfully implement our business strategies and effectively respond to changes in market dynamics, our future financial results will suffer. We have also incurred, and may continue to incur, increased operating expenses in connection with certain changes to our business strategies.

In addition, we make planning and spending decisions, including capacity expansion, procurement commitments, personnel needs and other resource requirements based on our estimate of customer demand. In particular, we may potentially experience capacity and resource shortages in fulfilling customer orders during peak season of e-commerce consumption or following special promotional campaigns on any e-commerce platforms. Failure to meet customer demand in a timely fashion or at all will adversely affect our competitive position, financial condition and results of operations.

Our business may be affected by fluctuations in China’s logistic market.

We are sensitive to changes in overall economic conditions that impact cargo volumes and truck capacity. China’s logistic market historically has experienced cyclical fluctuations due to economic slowdowns, downturns in business cycles of shippers, volatility in energy price, pandemic and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks, including the following that may have a material and adverse impact on our operating results and cause us not to achieve growth or profitability:

●	a reduction in overall infrastructure projects and cargo volumes reduces our revenue and opportunities for growth; in addition, a decline in the volume of cargo shipped due to a downturn in shippers’ business cycles or other factors generally results in decreases in order pricing, as truckers compete for orders to maintain productivity, which will affect our monetization opportunities;

●	a number of our cooperative trucking companies may go out of business and we may be unable to have sufficient truckers/driver to meet shippers’ demand when the market recovers; and

●	we may not be able to appropriately adjust our expenses to changing market activities. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing marketing activities. In periods of rapid change, it is more difficult to match our staffing levels to our business needs. In addition, we have other expenses that are fixed for a period of time, and we may not be able to adequately adjust them in a period of rapid change in market activities.

We may be unable to obtain adequate amount of cargo space to meet our customers’ needs.

We typically obtained cargo space from carriers through forwarding agent under Freight Forwarding Agreement. Pursuant to the Freight Forwarding Agreement, we may procure cargo space on specified routes for an agreed freight carriage capacity that the shipping carriers provide and we agree to obtain during the term of the contract. If we wish to obtain more cargo space than the allocated under the freight forwarding agreements, such additional cargo space will be subject to the latest market price, and there is no guarantee that we will be able to obtain such additional cargo space at all. Further, since cargo space offered by our suppliers is on a first-come-first-served basis with no formal agreement for guaranteed supply of cargo space from our suppliers other than those under freight forwarding agreements, there is no assurance that we will be able to source cargo space within our customers’ expected timeframe cost-effectively. We cannot guarantee that this will not happen in the future and if we cannot obtain sufficient cargo space from our suppliers to meet our customers’ demand, in particular during peak seasons, our reputation within the industry could be damaged.

Our new energy infrastructure construction service business is in a highly competitive industry and downturns in new energy and infrastructure spending and delay or change of the projects could materially reduce our revenues and margins.

Public and private investment in new energy power generation, grid, pipeline, and related infrastructure fluctuate with commodity prices, interest rates, regulatory incentives, permitting timelines, and broader macroeconomic conditions. Reduced capital spending by utilities, developers, or public agencies, or delays in final investment decisions, can lead to fewer bid opportunities, intensified price competition, and lower utilization of our resources, which may compress margins and adversely affect our results.

Our growth depends on winning large, complex, fixed-price or guaranteed-maximum-price contracts, which expose us to cost overruns, schedule delays, and liquidated damages. Many of our contracts require delivery at a fixed price or under a cost cap, often with performance guarantees and milestone schedules. Unanticipated site conditions, design changes, labor or material cost inflation, subcontractor performance issues, weather and natural disasters, permitting delays, or geotechnical challenges can increase our actual costs above estimates. Failure to meet schedule or performance guarantees may subject us to liquidated damages or other remedies, erode project profitability, or result in losses.

We rely on accurate bidding, project controls, and change-order recovery; deficiencies in estimating or commercial management could result in material losses. Bids are based on assumptions about productivity, labor availability, logistics, equipment performance, and supply costs. If our estimating models, procurement strategies, or project controls fail to capture scope or risk adequately, or if we are unable to negotiate timely and equitable change orders for client-driven modifications or unforeseen conditions, we may incur unrecoverable costs.

We are exposed to cancellation, deferral, and credit risks from a concentrated customer base for new energy construction projects. A significant portion of our revenue may be derived from a limited number of utilities, developers, EPC primes, or local public agencies. Projects can be cancelled or deferred for reasons outside our control, including permitting setbacks, financing constraints, policy changes, or community opposition. If major customers reduce or terminate awards, delay notices to proceed, or experience financial distress, our backlog quality, revenue visibility, and cash conversion could deteriorate.

Delays and disruptions in permitting and right-of-way acquisition can materially impact project timing and profitability. New energy infrastructure projects often require multiple provincial and local permits, environmental clearances, and land access rights. If approvals are delayed, denied, or litigated, mobilization can be deferred, equipment and crews can sit idle, and costs can escalate. In some cases, our contracts may not provide adequate compensation for extended standby or demobilization/remobilization. If any of such situation happens, our business and results of operations could be adversely and materially affected.

If we fail to cost-efficiently attract new customers to use our services, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

The success of our business depends in part on our ability to cost-effectively attract and retain new customers and increase engagement of existing customers by providing additional solutions and services. We believe that our selling and marketing efficiency, consistent and reliable services and rapid responses to changing customer preferences have been critical in promoting awareness of our services, which in turn drive customer growth and engagement. However, if our promotional activities and marketing strategies do not work efficiently, we cannot maintain our selling and marketing expenses at a reasonable level.

In addition, if the customers do not perceive our services to be timely and reliable, we may not be able to attract and retain customers and increase their use of our services. If we fail to cost-effectively retain customers and increase their use of our services, our business and results of operations could be adversely and materially affected.

Further, while we currently believe we can achieve profitability and grow cash flows organically through further penetration of existing customers and by expanding our customer base, we may not be able to effectively and successfully implement such strategies and realize our stated goals. Our goals may be negatively affected by a failure to further penetrate our existing customer base, expand our service offerings, pursue new customer opportunities, manage the operations and expenses of new or growing service offerings or otherwise achieve growth of our service offerings.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our Ordinary Shares could be rendered worthless.

We may incur net losses in the future.

We incurred a net loss of $1,152,103 for the fiscal year ended March 31, 2026 and generated net income of $1,780,026 for the fiscal years ended March 31, 2025. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We will continue to grow our business, attract customers and partners and further enhance and develop our products and services. Our efforts in new services and business development may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may not be able to maintain profitability.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents, anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this report, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may incur substantial debt in the future, which may adversely affect our financial condition and negatively affect our operations.

We may decide in the future to finance our business and operations through incurring debt. The incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

Our interim results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our interim results of operations, including the levels of our net revenues, expenses, net income (loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any interim period are not necessarily an indication of future performance. Fluctuations in interim results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our interim financial results include:

●	our ability to attract new clients and retain existing clients;

●	changes in our mix of services and introduction of new services;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and manufacturing facility;

●	our decision to manage client volume growth during the period;

●	the impact of competitors or competitive services;

●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●	changes in the legal or regulatory environment or proceedings, or licensing or enforcement by government regulators, including fines, orders or consent decrees;

●	general economic, industry and market conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, services or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our system and services;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired business and technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced our existing services or that any new or enhanced services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this report. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If the basic salary of certain employees fails to meet the local minimum salary standard, we may be faced with labor disputes or additional compensation costs.

The remuneration we pay to our employees in general consists of basic salary, subsidy and performance bonuses subject to different departments. In accordance with the Labor Contract Law of People’s Republic of China, if the salary paid by the employer to its employee is below the local minimum salary standard, the labor administrative authorities shall order the employer to pay the shortfall; where payment is not made within the stipulated period, the employer shall be ordered to pay compensation to the employee based on 50% to 100% of the amount payable. In principle, each province has its own local minimum standard and the local minimum salary standard is subject to change each year. Our basic salary for our employees in China has been meeting the current local minimum salary standard. However, we cannot assure you that we can adjust the employees’ basic salary in time to meet the changing minimum standard. In such cases, we may be faced with labor disputes or additional compensation.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including sales and marketing, technology, service and financial personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, technical, and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services could be damaged, resulting in a material adverse effect on our business.

Insurance and claims expenses could significantly reduce our earnings.

Although we maintain auto insurance for our vehicles, cargo insurance for parcels and freights and property insurance for our warehouses, our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. We don’t have insurance for our new energy infrastructure construction work but we supervise our subcontractors to purchase such insurances. Estimating the number and severity of claims, as well as related judgment or settlement amounts is inherently difficult. This, along with legal expenses, incurred but not reported claims and other uncertainties can cause unfavorable differences between actual claim costs and our reserve estimates. We reserve for anticipated losses and expenses and periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts.

We maintain insurance with licensed insurance carriers above the amounts which we retain. Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits. If any claim were to exceed our coverage, we would bear the excess, in addition to our other retained amounts. Insurance carriers have raised premiums for many businesses, including transportation companies. As a result, our insurance and claim expenses could increase, or we could raise our deductible when our policies are renewed or replaced. Our operating results and financial condition could be materially and adversely affected if (i) cost per claim, premiums, or the number of claims significantly exceeds our estimates, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance carriers fail to pay on our insurance claims or (iv) we experience a claim for which coverage is not provided.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information and adversely impact our reputation and results of operations.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology (“IT”) systems to sophisticated and targeted measures known as advanced persistent threats. While we employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, vulnerability assessments, management training, continuous monitoring of our IT networks and systems and maintenance of backup and protective systems), cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. While no cybersecurity attack to date has had a material impact on our financial condition, results of operations or liquidity, the threat remains and the potential consequences of a material cybersecurity incident include reputational damage, litigation with third parties, diminution in the value of our investment in research, development and engineering, and increased cybersecurity protection and remediation costs, which in turn could adversely affect our competitiveness and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with all our employees and officers as well as non-compete agreements with our executive officers to protect our proprietary rights. See “Business—Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all and we might have to invest on research and development on our own technologies in such areas.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”). Our senior management does not have experience managing a publicly-traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

We rely on our information systems to manage our logistic and otherwise oversee our operations. Any malfunction of our systems could harm our ability to conduct our business operations.

We depend on a variety of information technology systems for the efficient functioning of our business, including, without limitation, management, logistics, website, and other aspects of operations. Our technology systems may not deliver desired results or may do so on a delayed schedule. Any improper functioning of our technology systems could cause interruptions or deoptimization of our operations. Our technology systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including computer viruses, worms, ransomware, or similar), cyberattacks (including account compromise; phishing; spamming; denial of service attacks; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Design defects or damage or interruption to these systems may require a significant investment to fix or replace, disrupt our operations, result in the loss or corruption of critical data, and harm our reputation, all of which could materially and adversely affect our business or results of operations.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, or the recognition of our brand is adversely affected by any negative publicity concerning us, our reputation and operating results may be harmed.

We believe that our brand equity is an important competitive edge of ours and has earned us loyal customers. A well-recognized brand is critical to maintaining and expanding our customer base. From time to time, we conduct marketing activities to enhance our brand and to guide public perception of our brand and services. In order to create and maintain brand awareness and brand loyalty, to influence public perception and to retain existing and attract new customers, we may need to increase our marketing expenditures. We cannot assure you, however, that such marketing activities and the increased marketing expenditure may yield the brand promotion effect we expect. If we do not continue to maintain and strengthen our brand image and grow the value of our brand, we may lose the opportunity to build critical customers, and our business and operating results may be adversely affected.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, other employees, business partners, users, businesses with similar names to ours without our authorization, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	alleged misconduct or other improper activities committed by our directors, officers and other employees, in particular with respect to employees’ unlawful actions in business executions;

●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers and other employees;

●	problems, accidents and damage caused by our services;

●	complaints by our users and customers about our services;

●	security breaches of confidential customer or transaction data;

●	employment-related claims relating to alleged wrongful discharge, employment discrimination, wage and hour violations; and

●	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

In addition to traditional media, there has been increasing use of social media platforms and similar media in China that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers and other employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In the PRC, there are comprehensive environmental regulations and policies governing our services in general, and the PRC may adopt more stringent standards in terms of ESG matters in the future. Any ESG concern or issue could increase our regulatory compliance costs. The heightened ESG standards may also increase our cost of revenues as they cause our suppliers and business partners to incur extra expenses in ensuring ESG-friendly sourcing and transportation processes. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our Ordinary Shares could be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and filings to operate our business. These approvals, licenses, permits and filings are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If government authorities in jurisdictions where we operate require additional licenses or permits or impose stricter supervision requirements in the future, or if we have to obtain relevant licenses or permits in a short period of time, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all.

Disruptions in our PRC subsidiaries’ logistic and project management could adversely affect our PRC subsidiaries’ transportation capabilities and delivery timelines, as well as our results of operations.

Our PRC subsidiaries’ ability to transport and deliver our services as promised to our clients depends on a consistent and reliable logistic and project management. This logistic and project management is subject to various risks, including geopolitical events, change of government policies and trade restrictions. Changes in international trade and new energy power policies, export or import restrictions, and geopolitical instability in China and the United States or other regions could disrupt the flow of services and increase costs. Furthermore, the uncertainty surrounding these tariffs and potential future trade actions can disrupt our logistic and project management planning, potentially leading to delays in shipments and new energy infrastructure construction services and impacting our PRC subsidiaries’ operations.

Changes in geopolitical and foreign trade policies, including additional tariffs or global trade conflicts, may adversely impact our business and operating results.

Changes in foreign trade policies, such as the imposition of new tariffs, duties, or other trade barriers, can potentially increase the cost of our services, and reduce our competitiveness in the market. Additionally, ongoing or escalating trade conflicts between major economies can create uncertainty and volatility, which may result in retaliatory tariffs, trade restrictions, and other measures that can adversely affect our ability to conduct business. Such conflicts can also lead to disruptions in the availability of our services, delays in shipments, and increased costs, all of which can negatively impact our operations and financial performance. Failure to effectively manage these risks could have a material adverse effect on our operations, financial condition, and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, new energy power generation, cybersecurity, anti-monopoly, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things, and such change of rules and policies can happen quickly with little advance notice.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of Mainland China. We mainly rely on dividend payments from our PRC subsidiaries to fund any additional cash and financing requirements we may have. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2020. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for the Company’s services, which adversely affects our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Furthermore, we and our China-based operating entities, as well as our investors, face uncertainty about future actions by the Chinese government that could significantly affect our financial performance and operations. Failure to take timely and appropriate measures to adapt to any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we are required by PRC laws and regulations to enter into labor contracts with our employees and pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. In addition, pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress (“SCNPC”) promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended and became effective on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019 and came into effect on the same day. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employee’s different social insurance, including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be involved in labor-law related disputes, required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Uncertainties and quick change in the PRC legal system with little advance notice could result in a material and negative impact on our business operations, decrease the value of our Ordinary Shares and limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, these laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

We may rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have. Any limitation on the ability of our WFOE to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly-owned WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our operating entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretion. Each of our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

Any limitation on the ability of WFOE to pay dividends or make other distributions to us, could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of offerings to make loans to our PRC subsidiaries or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our WFOE.

Any loans by us to our WFOE, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to WFOE to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance WFOE by means of capital contributions. These capital contributions must be filed with the PRC Ministry of Commerce or its local counterpart. With respect to the proceeds we expect to receive from offerings, they will be a capital contribution or a loan to our subsidiaries in China. If it is a capital contribution, the PRC subsidiaries would, within 30 days from the occurrence of the change in registered capital and total investment amount, fill in and submit online a “Filing Declaration Form for Change of Foreign Investment Enterprise” and related documents, and complete filing formalities for the change through the integrated management system. In addition, we will finance the activities of our operating subsidiaries with the proceeds from offerings in RMB.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Such requirements are also known as the “payment-based foreign currency settlement system” established under the SAFE Circular 142. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated the Circular of State Administration of Foreign Exchange on Issues Relating to Strengthening Administration of Foreign Exchange Businesses on November 19, 2010, or Circular No. 59, which was repealed by the Circular of the State Administration of Foreign Exchange on the Publication of 34 Repealed and Invalidated Normative Documents on Foreign Exchange Management, and the Supplementary Circular of General Affairs Department of State Administration of Foreign Exchange on Issues Relating to Improving the Relevant Business Operations of Administration of Foreign Exchange Settlement for Payment of Foreign Currency Capital Funds of Foreign Investment Enterprises on July 18, 2011, known as Circular No. 88, which was repealed by the Circular on the Reform of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, tightening the examination on the authenticity of settlement of net proceeds from an offering and requiring that the settlement of net proceeds in the offering documents.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or the SAFE Notice 13, which became effective on June 1, 2015 and was abolished in part on December 30, 2019. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations, or FDI registration, from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations. For any entity that fails to comply with the FDI registration requirements of the SAFE Notice 13, the SAFE would conduct business control over the capital account information system of such entity, and banks would not carry out foreign exchange businesses under the capital account for such entity. After the non-compliant entity submitting the satisfied information and reasons to the SAFE as required, the SAFE would cancel business control. But the entity violating foreign exchange regulations would be subject to administrative punishment according to the SAFE Notice 13.

On March 30, 2015, SAFE issued the Circular on the Reform of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015, had been abolished in part on December 30, 2019 and revised on March 23, 2023. SAFE Circular 19 abolished the application of SAFE Circular 142, Circular 36 and Circular No. 88 when it becomes effective. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the payment-based foreign currency settlement system or elect to follow the “conversion-at-will” of the foreign currency settlement system. Where a foreign-invested enterprise follows the conversion-at-will of the foreign currency settlement system, it may convert any or 100% amount of the foreign currency in its capital account into RMB at any time. The converted RMB will be kept in a designated account known as “Settled but Pending Payment Account,” and if the foreign-invested enterprise needs to make further payment from such designated account, it still needs to provide supporting documents and go through the review process with its bank. In addition, foreign-invested enterprises shall not use its capital and RMB obtained from foreign exchange settlement for purposes within the following negative list: (a) directly or indirectly for expenditures outside of its business scope or expenditures prohibited by national laws and regulations; (b) directly or indirectly for investment in securities, except as otherwise prescribed by applicable laws and regulations; (c) directly or indirectly for the disbursing RMB entrusted loans (other than as permitted in its business scope); (d) for repayment of inter-corporate borrowings (including money advanced by third parties) and the repayment of certain RMB bank loans that have been sub-lent to third parties; and (e) for the expenditures related to the purchase of real estate which is not for self-use, unless it is a foreign-invested real estate enterprise.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardising the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, revised on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offerings to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our offerings, which may adversely affect our business, financial condition and results of operations.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 16 or SAFE Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our WFOE or with respect to future capital contributions by us to our WFOE. As of the date of this report, our WFOE has completed the process of FDI registration. However, if our WFOE fails to maintain FDI registration, that failure may result in restrictions on the settlement of the foreign exchange of WFOE, and our ability to use the proceeds we expect to receive from any offerings and to capitalize or otherwise fund our PRC operations may be negatively affected.

We may not be able to obtain certain treaty benefits on dividends paid by our WFOE to us through our Hong Kong subsidiary.

Under the Enterprise Income Tax Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, as amended, a company incorporated in Hong Kong, such as Eastern HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its WFOE if it holds a 25% or more interest in that particular WFOE, or 10% if it holds less than a 25% interest in that subsidiary. On October 27, 2009, the SAT promulgated a tax notice or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the SAT issued the Announcement of the State Administration of Taxation regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30. Then on February 3, 2018, the SAT further issued the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (“Announcement 9”), which repealed Announcement 30, providing that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that are supported by various types of documents. As a result, although our WFOE is wholly owned by Eastern HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends payable by WFOE. If Eastern HK cannot be recognized as the beneficial owner of the dividends to be paid by our WFOE to us, such dividends will be subject to a normal withholding tax of 10% as provided by the Enterprise Income Tax Law.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our Ordinary Shares and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the trading price of our Ordinary Shares, and increased directors and officers’ insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

As such, our business is subject to various government and regulatory interferences. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, which could result in a material change in our operation and the value of our Ordinary Shares.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC central or local government and has not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless.

On December 28, 2021, Cybersecurity Review Measures was published by the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022.

According to the provisions of the Cybersecurity Review Measures, the situations that need to be reviewed by the CAC include: (i) the network platform operators who have personal information of more than 1 million users go public abroad; (ii) the procurement of network products and services by key information infrastructure operators affects or may affect national security; (iii) network platform operators carry out data processing activities that affect or may affect national security.

The main business of the Company’s operating entities is to provide domestic and cross-border professional logistics services and new energy infrastructure construction services. As of the date of this report, the main customers and clients of the Company’s operating entities are PRC enterprises and institutions rather than individual users, and the Company’s operating entities do not have personal information of more than 1 million users. According to the guidance of our PRC counsel after consulting with CAC, it is confirmed that only companies offering abroad with personal information of more than 1 million users are required to apply for network security review. Therefore, our PRC counsel understands that the Company’s current offering and listing should not belong to the situation that it is necessary to apply for network security review as stipulated in Articles 5 and 7 of the Cybersecurity Review Measures.

As of the date of this report, the Company’s operating entities have not received the notice from the relevant PRC regulatory authorities that the Company and its operating entities are identified as key information infrastructure operators and relevant network facilities and information systems are identified as key information infrastructure, nor have they received the notice from the relevant national or local PRC regulatory authorities that the Company and its operating entities are required to fulfill their network security review obligations, so the Company and its operating entities should not belong to the “key information infrastructure operator” as stipulated in the Regulations on the Security Protection of Key Information Infrastructure . Therefore, our PRC counsel believes that there is no case that the Company and its operating entities should conduct a network security review because of the procurement of network products and services by key information infrastructure operators affects or may affect national security, and there is no need to apply for a network security review because of this situation.

As of the date of this report, the Company and its operating entities have not been notified or recognized as “network platform operators” by any PRC regulatory authorities. According to the definition of “national security” in the National Security Law of People’s Republic of China and the seven national security risk factors listed in Article 10 of the Cybersecurity Review Measures, our PRC counsel believes that the Company and its operating entities are unlikely to affect or may affect the national security situation because of data processing activities, so it is unnecessary to voluntarily apply for the network security review because of this situation.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. All of our assets are located outside of the United States. In addition, majority of our directors and officers reside in Hong Kong, except for Mr. Lin Tan and Mr. Yuanjian Zhang who are residents of China and Mr. Yu-yun Tristan Kuo who is a resident of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in China. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCA Act, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer is required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended March 31, 2022, the registrant is required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended March 31, 2023.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The enactment of the HFCA Act and related regulations and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our Ordinary Shares could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, WWC, P.C., an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis with the last inspection in 2023 and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect the listing and trading our Ordinary Shares on Nasdaq, which could materially impair the market for and market price of our securities.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues from domestic sales and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from offerings. Our reporting currency is the U.S. dollar while the functional currency for our operating entities is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive principally all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands will rely on dividend payments from our WFOE to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our business. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make adequate payments in the future, we may be required to make up the contributions for these plans. In an extreme situation, where we failed to contribute social security premiums in full and do not a provide a guarantee, the social security premiums collection agency may apply to a Chinese court for seizure, foreclosure or auction of our properties of value equivalent to the amount of social security premiums payable, and the proceeds from auction shall be used for contribution of social security premiums. As of the date of this report, we had not received any notice from the local authorities or court or any claim or request from these employees in this regard. If we are subject to deposit, seizure, foreclosure or auction in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with future offerings under New Overseas Listing Rules, and, if required, we cannot assure you that we will be able to timely make such filings, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC for such offerings.

On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be warned and each imposed a fine of between RMB 500,000 and RMB 5,000,000. We are subject to the relevant filing procedures of the CSRC in connection with our overseas offerings under the New Overseas Listing Rules.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities (the “Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require that, overseas listed PRC domestic enterprises, as well as those to be listed, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

If it is determined that we are subject to any other approval, filing, other authorization or requirements of the CSRC or other PRC governmental authorities for offerings and listing on a U.S. exchange, or future capital raising activities, we may fail to obtain such approval, filing or meet such requirements in a timely manner or at all, or filing completion could be rescinded. Also, if we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

PRC regulations relating to offshore investment activities by PRC residents may limit our WFOE’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. Thereafter, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015 and was abolished in part on December 30, 2019, which amends SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our WFOE may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our WFOE.

Our major shareholders who are PRC residents have completed registration process required under SAFE Circular 37. Also, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our Company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. Failure or inability of the relevant shareholders and entities to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, limitations on our ability to contribute additional capital to our WFOE and WFOE’s ability to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the WFOE of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year will be subject to these regulations when our Company becomes an overseas listed company upon the completion of offerings. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our WFOE and limit our WFOE’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by Hong Kong individuals, PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are based in Hong Kong and mainland China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements or higher tax rates. Any of such changes could materially and adversely affect our financial condition and results of operations.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honoured by those entities who provide products or services to us or with whom we associate, especially those entities located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfers of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbours for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“Bulletin 37”), which became effective on December 1, 2017, and Circular 698 was then replaced effective December 1, 2017. Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our Company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 7 and Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 7 and Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

In addition, in accordance with the Individual Income Tax Law promulgated by SC NPC, latest amended on August 31, 2018 and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China, our principal place of business.

Political events, international trade disputes, and other disruptions to international commerce could harm the global economy and adversely affect the business, customers, suppliers, and other business partners of our subsidiaries in the PRC. Recent shifts in U.S. tariff policies, including increased tariffs on goods imported from China and other regions, as well as the potential for additional protectionist measures, may impact our PRC subsidiaries’ business and operations.

Moreover, political uncertainty surrounding international trade disputes, particularly the ongoing tension between the U.S. and China, could damage consumer confidence and decision-making, leading to a material adverse effect on our PRC subsidiaries’ business. Such uncertainty may also limit our PRC subsidiaries’ access to new business opportunities, negatively impacting their operations. Additionally, current and potential future actions by the U.S. or the PRC that affect trade relations could contribute to global economic instability, which may harm our PRC subsidiaries’ business or financial performance. The financial condition of our PRC subsidiaries’ customers could also be adversely affected by trade-related disruptions, and we cannot predict the extent or form of future actions or escalations.

Our financial performance could be materially and adversely affected by rising costs associated with inflation and the imposition of U.S. tariffs on imports from China.

Our business is susceptible to the effects of inflation, which can lead to higher costs of our operations. This includes increased cost of our service, as well as rising expenses for maintaining our vehicles and equipment. If the overall price level in the economy increases, our operating expenses are expected to increase as well, potentially impacting our profitability.

Furthermore, recent trade policies enacted by the U.S. have imposed tariffs on a wide range of goods imported from China. These increased costs may discourage importers from bringing in goods at previous volumes. As a result, our clients who rely on our logistics services for Chinese imports may reduce their shipments to avoid higher expenses. This decline in shipping demand could lead to fewer service requests, ultimately resulting in a reduction in our client base and overall revenue. Additionally, the uncertainty surrounding future trade regulations may cause potential clients to delay or reconsider entering into new logistics agreements, further impacting our business growth.

The future of these tariff policies and their wider impact on inflation are uncertain. The duration and scope of these measures, as well as potential responses from other countries, could significantly influence our business. We cannot predict the ultimate consequences of these developments, and there is no assurance that we will be able to fully absorb or mitigate the negative financial impacts resulting from increased costs driven by both general inflation and these tariffs.

Risks Related to Our Ordinary Shares

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on the share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Ordinary Shares may view as beneficial.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares Series A Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one vote and each Series A Preferred Share is entitled to ten (10) votes at the general meetings of the Company. The Series A Preferred Shares may be converted into Ordinary Shares by its holder.

We have authorized 1,000,000 Series A Preferred Shares and 49,000,000 Preferred Shares with the rights and terms of the Preferred Shares to be determined by the Board from time to time before the issuance of such shares. Our Chairman and Chief Executive Officer Mr. Albert Wong, beneficially owns all 1,000,000 issued and outstanding Series A Preferred Shares. The Series A Preferred Shares constitute approximately 43.8% of the aggregate voting power of our total issued and outstanding shares as of the date of this report.

As a result of this dual-class share structure, the holder of our Preferred Shares will have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holder of Series A Preferred Shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Ordinary Shares may view as beneficial.

Our Chairman and Chief Executive Officer, Albert Wong, will be able to control and exert significant influence over our company, and his interest may be different from or conflict with that of the holders of our Ordinary Shares.

Our Chairman of the board of directors and Chief Executive Officer, Mr. Albert Wong controls more than 50% of the voting power of our Company. As a major shareholder of the Company, Mr. Wong is and will continue to be able to exert a significant degree of influence or actual control over the elections of our directors, other management and affairs and control matters requiring an approval from a majority of shareholders, including the merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Mr. Wong’s interest might not always be aligned with the interests of our other shareholders.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines. The trading performances of these Chinese companies’ securities may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese logistics and new energy infrastructure construction related markets;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other logistics and new energy infrastructure construction related services companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar; and

●	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Volatility in our Ordinary Share price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Ordinary Shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from WFOE. WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency, and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgments obtained in the United States courts.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers, except for Mr. Yu-yun Tristan Kuo are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our principal shareholders are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and our officers and directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain requirements of the Nasdaq Listing Rules. On November 20, 2025, the Company notified Nasdaq that it will follow its home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees; and Rule 5635(d) of the Rules requires shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). We will comply with other corporate governance requirements of the Nasdaq Listing Rules. However, we may consider following home country practice in lieu of additional requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US domestic issuers, if we cannot continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares have been listing on the Nasdaq Capital Market since August 28, 2025. We cannot assure you that our securities will continue to be listed on Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting. Such a delisting would likely have a negative effect on the price of our ordinary shares and would impair stockholders’ ability to sell or purchase the Ordinary Shares of the Company when they wish to do so. In the event of a delisting, we may take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our ordinary shares to become listed again, stabilize the market price or improve the liquidity of our ordinary shares, prevent our ordinary shares from dropping below the Nasdaq minimum bid price requirement, or prevent future non-compliance with Nasdaq’s listing requirements.

If our Ordinary Shares are delisted by Nasdaq, they may be eligible to trade on an over-the-counter quotation system, such as the OTCQB or OTC Pink markets, where an investor may find it more difficult to sell our stock or obtain accurate quotations as to the market value of our ordinary shares. In addition, if our Ordinary Shares are delisted, we would be subject to rules promulgated by the Securities and Exchange Commission relating to “penny stocks,” which impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and institutional accredited investors. Consequently, the delisting of our Ordinary Shares, if it occurred, could affect the ability of broker-dealers to sell our Ordinary Shares, which could further negatively affect the ability of stockholders or other investors to buy and sell our Ordinary Shares.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to shareholders of other companies listed on stock exchanges in the United States.

Because more than 50% of the voting power for the election of our directors is controlled by our Chief Executive Officer and chairman of the board of directors, Mr. Albert Wong, we are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

We currently do not intend to rely on the corporate governance exemptions available to “controlled companies”, however, we may choose to rely on such exemptions in the future. Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies as long as Mr. Wong controls more than 50% of the voting power of our Company and our board determines to rely upon one or more of such exemptions.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we are subject to reduced disclosure requirements. Such reduced disclosures may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are classified as a PFIC for any taxable year during which a U.S. taxpayer holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, at least 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We may incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We became a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 in August 2025, which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending March 31, 2027. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our common stock exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Eastern International Ltd. (“Eastern International” or the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on July 27, 2023 as a holding company. The Company, through its operating subsidiaries in China engages in logistic and new energy infrastructure construction services.

Eastern International Ltd. is a holding company incorporated in the Cayman Islands on July 27, 2023. Eastern International Ltd. established its directly wholly owned subsidiary, Eastern Industrial Development Ltd. (“Eastern BVI”) on August 10, 2023. Eastern BVI established its directly wholly owned subsidiary Eastern Group Limited (“Eastern HK”) on September 4, 2023. Eastern HK established a wholly foreign-owned subsidiary Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. (“Hangzhou TC-Link” or “WFOE”) in China on September 27, 2023. Eastern International Ltd., Eastern BVI, Eastern HK and WFOE have no material operations. In anticipation of its initial public offering, the Company completed a reorganization on February 7, 2024. Upon completion of the reorganization on February 7, 2024, Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. owns 100% interest of Suzhou TC-Link Logistics Co., Ltd. and it conducts its operations primarily through Suzhou TC-Link Logistics Co., Ltd. and its subsidiaries and branches including Suzhou TC-Link Logistics Co., Ltd. Shenzhen Branch, Yancheng TC-Link Logistics Co., Ltd. Yunnan Dongyuan Dadi International Logistics Co., Ltd., Yunnan Dongyuan Dadi International Logistics Co., Ltd. Mohan Branch, Chongqing Dayuan Logistics Co., Ltd., Wuxi TC-Link Logistics Co., Ltd., Wuxi TC-Link Logistics Co., Ltd. Dongbeitang Branch. On October 27, 2025, Hangzhou TC-Link acquired 100% ownership of Guizhou Minji Construction Engineering Co., Ltd. at a price of RMB 730,000 (approximately $102,883) and changed its name to Guizhou Tianrun Zhicheng Construction Engineering Co., Ltd. (“Guizhou Tianrun”). Upon the acquisition of Guizhou Tianrun, the Company entered into new energy infrastructure construction service business.

On June 22, 2026, the Company held an Extraordinary General Meeting (the “Extraordinary Meeting”) of shareholders. At the Extraordinary Meeting, the shareholders of the Company approved the following ordinary resolution: the 1,000,000 issued preferred shares with a nominal or par value of USD0.0001 per share be re-designated as 1,000,000 series A preferred shares with a nominal or par value of USD0.0001 per share with their rights unchanged and as set out in the third amended and restated memorandum and articles of association and the rights and terms of the remaining 49,000,000 Preferred Shares will be determined by the Directors from time to time before the issuance of such shares (the “Share Redesignation”) such that after the Share Redesignation, the authorized share capital shall become USD50,000 divided into (i) 450,000,000 ordinary shares with a nominal or par value of USD0.0001 per share, (ii) 1,000,000 series A preferred shares with a nominal or par value of USD0.0001 per share and (iii) 49,000,000 preferred shares with a nominal or par value of USD0.0001 per share (the “Share Redesignation and Share Capital Changes”). At the Extraordinary Meeting, the shareholders of the Company also approved a special resolution that the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”), which contains all the proposed amendments mentioned in the proxy statement, be and are approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect upon passing of ordinary resolution above, and any director, registered office provider or company secretary of the Company be and is authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement the adoption of the Third Amended and Restated M&A, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. As of the date of this report, we have 1,000,000 Series A Preferred Shares issued and outstanding. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one vote and each Series A Preferred Share is entitled to ten (10) votes at the general meetings of the Company. Each Series A Preferred Share may be converted into one Ordinary Share by its holder. Mr. Albert Wong holds all the issued and outstanding Series A Preferred Shares and will have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

The Company has subsidiaries in countries and jurisdictions including BVI, PRC and Hong Kong. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Eastern BVI	8/10/2023	BVI	100	Holding Company
Eastern HK	9/4/2023	Hong Kong	100	Holding Company
Suzhou TC-Link	1/9/2006	China	100	Logistic Services (Transportation and warehouse subleasing services)
Hangzhou TC-Link	9/27/2023	China	100	Logistic Services (Transportation and warehouse subleasing services)
Yancheng TC-Link	6/22/2016	China	100	Logistic Services (Transportation and warehouse subleasing services)
Yunnan Dongyuan	11/5/2018	China	100	Transportation services
Chongqing Dayuan	4/30/2020	China	100	Transportation services
Wuxi TC-Link	5/19/2016	China	100	Warehouse subleasing services
Guizhou Tianrun	3/1/2023	China	100	New Energy Infrastructure Construction Service

On August 29, 2025, the Company closed its initial public offering (“IPO”) of 1,600,000 ordinary shares, par value $0.0001 per share, priced at $4.00 per share. The net proceeds of the Company’s IPO totaled approximately $4.48 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “ELOG” since August 28, 2025.

Our principal executive offices are located at Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu, Chuanhua Smart Center Science and Technology City Block, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China 311231. Our telephone number at this address is +86 571-8235-6096. Our registered office in the Cayman Islands is located at 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

The SEC maintains a web site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our business through our operating subsidiaries in China. We own 100% equity interest of all our subsidiaries including the operating subsidiary in China and do not have a VIE structure.

We, through Suzhou TC-Link, provide domestic and cross-border professional logistic services including project logistic and general logistic for company clients. Suzhou TC-Link was established on January 9, 2006 in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized ISO9001 certificate of high-quality service (2015 standard), and it has 4 wholly owned subsidiaries and 5 warehouses/logistic centers and 3 branch offices of its subsidiaries in China. Suzhou TC-Link was rated as a key logistics enterprise in Jiangsu Province by Industry and Information Technology Department of Jiangsu in 2018, an AAA-level credit enterprise and a Class A contractor qualification for large power products transportation by China Water Resources and Electric Power Material Circulation Association in 2021 and 2023, respectively, and an AAA-level logistics enterprise by China Federation of Logistics & Purchasing in 2023. Suzhou TC-Link and Yancheng TC-Link have the road transportation permits from transportation bureau for large-size items/cargo transportation and Suzhou TC-Link’s business license also includes non-vessel operating common carrier business. Suzhou TC-Link’s operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia. Suzhou TC-Link has an independently developed enterprise resource planning (ERP) management system.

Our project logistic services mainly include construction project logistics and special cargo logistics for large or precision equipment. Construction projects logistics range from a certain stage to the entire process of construction projects. including purchasing, packaging, storage, loading and unloading, transportation, fixation, installation of the equipment and machinery for the construction as well as other related logistic services. We primarily provide our logistic solution services for new energy projects (including wind power turbine, photovoltaic, renewable energy storage, etc.), chemical equipment, engineering and infrastructure construction projects (including roads and bridges, tunnel construction). Special cargo logistics for large or precision equipment refer to logistic services to the manufacturers or purchasers of special and customized large and/or precision equipment, such as stamping machines, lathe, aircraft engines, and others. We study the operations of our clients, analyze their logistics needs and provide them with specific solutions which will improve the cost efficiency and achieve higher services’ quality. We have provided logistic services in China for wind power turbine projects which were exported to countries including Vietnam, UAE, Australia, South Africa and Chile.

We are committed to become one of the leading comprehensive project logistics service providers in China and Southeast Asia countries. As a logistics supplier for construction and engineering projects in China, we have obtained relevant technical qualifications and government permits necessary for providing such services legally, such as large-cargo transportation permit and non-vessel operating carrier qualification approved and granted by the transportation authorities. We have also obtained a Class A contractor qualification for large cargo transportation issued by China Water Resources and Electric Power Material Circulation Association. To obtain these qualifications, the applicants are typically subject to stringent assessment and verification by relevant authorities which is a major barrier for other business trying to enter this area.

Project logistics has very strict and complex operational management processes.

Project initiation
Project pre approval
Multiple road surveys
Road survey report
Communicate and coordinate with clients and property owners
Qualified or not
Unqualified
Qualified
Project established
Route rectification and acceptance
Qualified or not
Unqualified
Qualified
Accept customer orders and arrange vehicle loading
Vehicle safety inspection before departure (professional tool flaw detection inspection)
Purchase insurance and apply for an over limit permit
Road safety escort and timely resolution of emergency issues
Arrive at the destination for lifting and unloading, or re transport according to customer needs
Customer Acceptance and Project Completed

In 2019, the Company undertook the transportation of 6 Megawatt (MW) wind power turbine prototypes for a leading domestic wind power enterprise. The transport of a large new model like this is known as notoriously difficult in the industry as there is no experience to refer to. The wind power turbine blades were 83.6 meters long, the main engine tower was 437 tons in weight, the diameter was 7.5 meters (the largest in Asia at the time), and the transportation distance was 130 kilometers. After multiple road surveys and optimal route planning by the company’s engineers and technical personnel, the transportation was carried out successfully under safe escort. We exceeded the customer’s expectation, received its recognition and became its long-term transportation service supplier.

Our general logistic services refer to the transportation, warehousing, loading and unloading, and distribution of ordinary products. For instance, we provide logistics services for the household appliances manufacturers including the transportation of goods from manufacturing factories to warehouses, and to distributors’ warehouses nationwide according to customers’ instructions. Delivery can be made in whole truckload or less-than truckload. we have built a network with subsidiaries and offices in Suzhou, Wuxi, Yancheng, Chengdu, Chongqing, Guangzhou, Shenzhen, Kunming, Mohan covering most of major cities and areas in China.

The Company commenced its cross-border logistics services since 2019, mainly focusing on inland and rail transportation between Mainland China and Southeast Asian countries for cargo, such as bulk commodities, electronic products, tires, new energy equipment and machineries. For example, in 2022, we completed transportation from Laos to China of 707 units of 40-foot containers, 914 units of 20-foot containers and 244 units of open top containers for rubber, iron ore, barley and cassava starch. We also facilitated washing machines shipments via China-Europe Railway Express to Europe. Currently, the Company only provides transportation services within mainland China, covering shipments delivered from inland locations to domestic terminals and ports.

The Company owns 20 trucks and has cooperative relationships with third-party owners and drivers for over 2,000 trucks for domestic long-distance and LTL transportation. Upon receiving orders or projects, we obtain rate quotes from these independent operators. If their pricing is competitive relating to the cost of operating our internal trucks, we engage these drivers for transportation execution. We provide drivers with dispatch schedules and loading location, while furnishing driver contact details and license plate information to our clients. Upon delivery confirmation, we collect payment from clients and settle directly with third-party operators. The Company operates five warehouses/logistics centers and maintains long-term leases for warehouse and storage space exceeding 25,000 square meters areas providing general and special storage, distribution and value-added services to clients.

We acquired Guizhou Tianrun Zhicheng Construction Engineering Co., Ltd. (“Guizhou Tianrun”) in October 2025, which has started to provide construction services for new energy infrastructure projects since the end of 2025 and we plan to further develop this area to obtain more new projects. In November 2025, Guizhou Tianrun, agreed to act as a subcontractor for Weifang Branch of CSCEC Southwest Architecture & Design Institute (Shandong) Design Consulting Co., Ltd. for its Hebei Laiyuan 300 MW Centralized Photovoltaic Power Generation Project and be responsible for the construction of Phase I - 50 MW (the “Project”) of the Centralized Photovoltaic Power Generation Project. Guizhou Tianrun is responsible for the foundation works, photovoltaic mounting structure installation, photovoltaic module installation, module string wiring, installation and wiring of photovoltaic combiner boxes and supply of certain auxiliary materials. The Project has been delayed by the client.

In early 2026, Guizhou Tianrun won the bids for two key construction packages for the Hongze 62.5 MW Wind Farm Project (the “Project”), with the total awarded price of RMB 91.52 million (approximately USD 13.02 million). The successful bids for these projects mark the Company’s official entry into wind power construction sector. The two awarded projects are as follows: (1) Roadworks, lifting platform construction, and land reclamation for the 62.5 MW Wind Farm Project with an award price of RMB 79.52 million (approximately US$11.31 million) and (2) Substation Civil Construction Works for the EPC Turnkey Project for the 62.5 MW Wind Farm Project with an award price of RMB 12 million (approximately US$1.71 million). The total award price of the two bid awards is RMB 91.52 million (approximately US$13.02 million). The main structure of the 62.5 MW booster station project for Hongze Wind Farm has been topped out. All main work is expected to be fully completed by the end of August 2026. The roadworks have facilitated the hoisting of the first wind turbine unit, and the overall project is scheduled to finish by the end of December 2026.

Our operating subsidiaries are incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, including Business licenses, Customs Registration Certificate, Bank Account Open Permits, Permits for Road Transportation of general goods and large cargo, Grade II Power Engineering Construction General Contracting Qualification, Grade II Steel Structure Engineering Contracting Qualification, and Grade II Power Transmission and Transformation Engineering Professional Contracting Qualification.

Our Customers and Marketing Channels

We make the development of important large corporate clients our core strategy. Our main clients are multinational companies, large domestic companies and publicly listed companies, many of which are industry leaders or well-known state-owned enterprises. Leveraging our professional construction project technology, we provide customized and integrated logistic solution services that meet the needs of many major industry customers, and have accumulated rich experience through cooperation with our customers. The Company mainly provides logistics services for clients in the renewable energy, household appliances, health and beauty products, and construction industries. Since its inception, the number of high-quality clients of the Company has steadily increased and its main business has shown a stable growth trend. The Company is committed to establish long term cooperative relationships with large corporate clients such as publicly listed companies, multinational companies and well-known brands. At present, the Company has established long-term and stable cooperative relationships with industry leaders from different areas, including

Goldwind, CSSC Haizhuang Windpower Co., Ltd., Shanghai Huaneng, Jiangxi Electric Power Group, Guizhou Electric Power Group, Hydroelectric Fourth Bureau, Trina Solar, JD Logistics, Wuhu Ande Zhilian, Aisen (China), Goodbaby, Marco, China Post and Longrich.

Since the end of 2025, we have also provided new energy infrastructure construction services, including Weifang Branch of CSCEC Southwest Architecture & Design Institute (Shandong) Design Consulting Co., Ltd. for its Hebei Laiyuan 300 MW Centralized Photovoltaic Power Generation Project and the Hongze 62.5 MW Wind Farm Project for the roadworks, lifting platform construction, and land reclamation and substation Civil Construction Works.

Equipped with complete qualifications including Grade III electrical installation & maintenance permit, Grade II general contracting qualifications for construction and power transmission projects, as well as full work safety licenses, we are capable of full-process construction for wind, photovoltaic and energy storage projects. We develop new energy construction business through our existing logistic business for solar and wind power generation parts and equipment and expand into downstream construction work after shipping them to the destination site. We target four customer channels with tailored development measures:

State-owned energy companies: We apply to become qualified suppliers to undertake long-term subcontracting work for wind-solar-storage and power transmission projects.

Private new energy developers: We provide integrated construction services for their wind and photovoltaic projects to become their designated regional construction service provider.

Industrial chain partners: We cooperate with new energy EPC contractors and power equipment manufacturers to serve as their stable subcontractor relying on our construction qualifications.

Customer from our logistics related business: We tap into rooftop photovoltaic and energy storage renovation demands of logistics parks and warehousing companies to develop commercial and industrial new energy clients.

Our core market expansion measures include participating in public bidding projects via our complete construction qualifications to accumulate project performance, deepening long-term cooperation with benchmark new energy clients with dedicated follow-up teams and post-project maintenance services, exchanging project resources with upstream and downstream industrial participants, and converting logistics-related client resources from Hangzhou TC-Link to develop incremental commercial new energy business.

After nearly 20 years of development, the Company’s reputation in the Chinese project logistics industry has been well recognized by the industry. The Company has established long-term strategic cooperation with leading domestic enterprises in wind power turbine, photovoltaic, power storage, electrical appliances, daily chemical, chemical equipment and other industries (including well-known state-owned large enterprises, and listed leading enterprises, etc.). Leveraging our business relationships with the new energy development companies and equipment manufacturers, we have entered into wind power and solar power construction services sector as our crucial strategic move for the Company. We are fully committed to delivering a high-quality project for our clients and establishing a strong reputation in the new energy infrastructure construction service field.

We focus on the industries that are in line with the future development in China and have a great potential for future market development. In these industries, we combine our own advantages and operational experience, and focus on developing customers in the fields of new energy, chemical equipment, automotive, consumer products and large construction projects. We actively develop our sales network, and strive to become the leading force in segmented market.

Competition

The Company mainly provides overall logistic solution services to customers with a specialty in construction logistics solutions, which requires extensive experience, well developed technology, professional management and marketing teams, as well as qualifications for large-scale transportation and operations equipment. We compete with Chinese state-owned logistics enterprises and private or stock holding logistic enterprises in China. The state-owned companies have the advantages of strong cash flow, extensive business connections, large team and personnel, full transportation service scopes, long history and extensive experience and a reserve of professional personnel. However, their shortcomings are also very obvious. Due to the structure and ownership factors, they have low efficiency and their employees lack of motivation to provide best services to the customers. For other private or stock-holding logistics enterprises in China, they have a few advantages such as flexible marketing policies, high employee motivation, and their shortcomings include short history, lack of experience and professional personnel, limited funds and scale, and inconsistent management competency.

The Company also provides construction services for new energy infrastructure since October 2025. Through Guizhou Tianrun, it holds key industry permits/qualifications for power engineering projects——China’s “Grade II Power Engineering Construction General Contracting Qualification,” “Grade II Steel Structure Engineering Contracting Qualification,” and “Grade II Power Transmission and Transformation Engineering Professional Contracting Qualification.” Guizhou Tianrun possesses the statutory qualifications to independently undertake “power generation projects with individual unit capacity ≤ 200 MW”, “power transmission and transformation projects up to 220 KV”, “10 KV power distribution network projects,” as well as same voltage-level new energy, energy storage, and smart grid projects. Additionally, the Company can undertake over 90% of steel structure projects in conventional municipal, industrial, and civil fields, including the installation, debugging, and construction of substations, transmission lines, and various power facilities with medium and lower voltage ratings. It enables the Company to offer integrated solutions, build differentiated competitive advantages and strengthen the Company’s market position. In the new energy sector, whether wind or solar power, the Company can expand its services from solely logistics transportation to foundational construction, equipment installation, and power transmission and transformation line construction, which significantly enhances the Company’s capabilities, increase strategic stickiness with existing clients, and simultaneously boost market competitiveness and service capacity for attracting new clients. The new energy infrastructure construction service business significantly enhances the Company’s market competitiveness, particularly in the fields of new energy engineering and steel structure engineering construction and boost the Company’s performance. However, there are existing market players that offer new energy infrastructure construction services that have greater financial, technological, research and development, marketing, and other resources than we do and they may also have longer operating histories, a larger customer base or broader and deeper market coverage.

We have set development goals and strategies to compete with these competitors. On the one hand, we fully utilize and leverage our industry experience, technological heritage, and resources. On the other hand, we have formulated various policies to encourage employees to actively strive for excellence by providing systematic training in technology, safety, experience, and other aspects so as to improve efficiency in management and prevent risks in safety.

Intellectual Property

We have one registered trademark for our logo and three domain names: elogint.com, ewwllq.com and ewwllq.cn. We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, customers and others to protect our proprietary rights.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies a regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The NDRC and the MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) (the “2024 Negative List”) on September 6, 2024, which took effect on November 1, 2024. Compared to the last Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM in December 2021, the 2024 Negative List cuts down the number of items restricted or prohibited to foreign investors from 31 to 29, widening access to more industries and fields. However, the 2024 Negative List prescribes that any domestic enterprise engaging in businesses prohibited by the Negative List that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

This new Foreign Investment Law has provided a more transparent foreign investment environment in China. Particularly, this new law has changed the regulatory procedure from a pre-approval requirement to the negative list system, which means the foreign invested company may engage in any business activities that are not in the negative list and pre-approval is not required anymore.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”). The NDRC and the MOFCOM promulgated the 2024 Negative List. Industries listed in the 2024 Negative List are divided into two categories: restricted and prohibited. Industries not listed in the 2024 Negative List are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the 2024 Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Any domestic enterprise engaging in businesses prohibited by the Negative List that lists, issues securities and trades shares overseas must obtain pre-approval consent from relevant competent regulator; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

On December 26, 2019, the State Council issued the Implementation Regulations for the Foreign Investment Law, or the Implementation Regulations which came into effect on January 1, 2020. According to the Implementation Regulations, in the event of any discrepancies between the Foreign Investment Law, the Implementation Regulations and relevant provisions on foreign investment promulgated prior to January 1, 2020, the Foreign Investment Law and the Implementation Regulations shall prevail. The Implementation Regulations also indicated that foreign investors that invest in sectors on the Negative List in which foreign investment is restricted shall comply with special measures with respect to shareholding, senior management personnel and other matters stipulated in the Negative List.

Our operating subsidiaries engage in the business of logistic services including project logistic, cross border logistic and general logistic and new energy infrastructure construction services, which are not within the category for which foreign investment is restricted under the current 2024 Negative List or other PRC Laws.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks and domain names.

Trademark.

The Trademark Law of the PRC promulgated in August 1982 which took effect in March 1983 (the “Trademark Law”), and revised in February 1993, October 2001, August 2013 and April 2019, and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, such application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Name.

Domain names are protected under the Administrative Measures for Internet Domain Names promulgated by MIIT on August 24, 2017, effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first come, first served” principle with respect to the registration of domain names. According to the Domain Name Measures, domain name applicants are required to duly register their domain names with domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedures.

The Company has registered its trademark and domain names with competent regulatory agencies in China. We may be, from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. See Risk Factors- Risks Related to Our Business: We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes On Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Eastern HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements that we have made are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations on Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, promulgated by SCNPC and implemented in January 2008 and amended in February 2017, and December 2018, respectively, and (ii) the implementation rules to the EIT Law, promulgated by the State Council and implemented in January 2008 and amended in April 2019, and December 2024, respectively. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

In addition, according to the EIT Law and its implementation rules, enterprises registered in countries or regions outside the PRC with “de facto management bodies” located within China may be considered to be PRC resident enterprises and will be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management bodies” as establishments that exercise full and substantial control over and overall management of the business, productions, personnel, accounts, and properties of an enterprise. The only detailed guidance currently available for the definition of  “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to the approval of organizations or personnel in the PRC;

●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

●	50% or more of voting board members or senior executives habitually reside in the PRC.

Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Regulations on Income Tax for Share Transfers

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise, such as the Company, transfers the equity interests of a PRC resident enterprise indirectly through the transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise through or in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and treat the indirect equity transfer as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

Regulations on PRC Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services, and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 142”), regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC.

In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders, no longer require approval or verification from SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and banks must process foreign exchange business relating to direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE further reformed the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of Foreign-Invested Enterprises and issued the Circular of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas (“Circular 36”), in July 2014. This circular suspends the application of Circular 142 in certain areas and allows a Foreign-Invested Enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015 and was abolished in part on December 30, 2019. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations.

On March 30, 2015, SAFE promulgated SAFE Circular 19 to expand the reform nationwide. SAFE Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015, and had been abolished in part on December 30, 2019 and revised on March 23, 2023. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditure beyond the enterprise’s business scope, providing entrusted loans, or repaying loans between non-financial enterprises.

On June 9, 2016, SAFE issued SAFE Circular 16, which took effect on the same day and was revised on December 4, 2023. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction that foreign exchange capital under the capital accounts and the corresponding RMB capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by a third party) or repaying bank loans in RMB that had been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

Based on the foregoing, if we intend to provide funding to our WFOE through capital injection, we should file with the State Administration for Market Regulation or its local counterparts, via the foreign investment comprehensive administrative system and register such funding with local banks for foreign exchange related matters.

In October 2019, SAFE promulgated Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment (“[2019] Circular 28”) to further promote the facilitation of cross-border trade and investment and relax certain restriction on foreign exchange settlement. In December 2023, SAFE promulgated Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment (“[2023] Circular 28”), which revised certain rules stipulated in [2019] Circular 28. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations about or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

All our current major shareholders have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. Failure to comply with the registration procedures set forth in Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas-listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

The Board of Directors of the Company approved and adopted Eastern International Ltd. 2025 Omnibus Equity Plan (the “2025 Plan”) on December 2, 2025. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2025 Plan is limited to 1,500,000 shares. Certain executive officers and employees of the Company or its subsidiaries, who are PRC citizens or have resided in the PRC for a continuous period of not less than one year and have received stock awards from the Company have completed their SAFE registrations.

Regulations on Dividend Distribution

Under our current corporate structure, we may rely on dividend payments from WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include the newly enacted Foreign-Investment Law, which came into effect on January 1st, 2020, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. Pursuant to the New Overseas Listing Rules, domestic companies that seek initial public offering or listing securities overseas, both directly and indirectly, shall file with the CSRC within three working days after the submission of overseas offering/listing application. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfil filing obligations or filing documents having false statement or misleading information or material omissions, which may result in a fine ranging from RMB 1 million to RMB 10 million, and in cases of severe violations, the relevant responsible persons may also be warned and each imposed a fine of between RMB500,000 and RMB5,000,000. We are subject to the relevant filing procedures of the CSRC in connection with our overseas offerings under the New Overseas Listing Rules.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require that, overseas listed PRC domestic enterprises, as well as those to be listed, shall establish the confidentiality and archives system, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals.

See “Risk Factors—Risks Related to Doing Business in China— The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with offerings under New Overseas Listing Rules, and, if required, we cannot assure you that we will be able to timely make such filings, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC for such offerings.”

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by SCNPC in July 1994 and revised in August 2009 and December 2018 (the “Labor Law”), and the Labor Contract Law of PRC, promulgated by SCNPC in June 2007 and amended in December 2012 (the “Labor Contract Law”), employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and paying the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds based on local annual minimum salary standard or certain percentage of the local annual average compensations to works (“Social Insurance Payment Base”). We participate in employee benefit plans and have made contributions to such plans required by current PRC laws and regulations. If enterprises are required to contribute to the plans or funds based on a higher Social Insurance Payment Base under the new regulations or policies in the future, we may have to make more contributions to such plans for our employees.

We intend to comply with the new regulations and policies applicable to employee benefit plans set forth through time. As of the date of this report, we have signed written employment contracts with all of our employees and paid all the benefits packages as required by law. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in July 2023, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and most recently amended in November 2023, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation or stations (sites) must obtain a road transportation operation permit from the local county-level competent authority for transportation, and each vehicle used for road freight transportation must have a road transportation certificate from the same authority. The incorporation of a subsidiary of a road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If a road freight transportation operator intends to establish a branch, it should file with the local competent authority for transportation where the branch is to be established.

Although the road transportation operation permits have no limitation with respect to geographical scope, several provincial governments in China, including Shanghai and Beijing, promulgated local rules on administration of road transportation, stipulating that permitted operators of road freight transportation registered in other provinces should also make filing with the local road transportation administrative bureau where it carries out its business.

Pursuant to the Administrative Provisions Concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the Ministry of Transport, which took effect on September 21, 2016 and most recently amended in August 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth in the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 for each violation. In the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle. In the event more than 10% of the total vehicles of any road transportation enterprise are not in compliance with this regulation in any year, such road transportation enterprise shall suspend its business for rectification and its road transportation license may be revoked.

Regulations Relating to Non-Vessel Operating Common Carrier

Pursuant to the Regulations on International Maritime Transport promulgated by the State Council on December 11, 2001 and most recently amended on July 20, 2023 and Implementing Rules for the Regulations on International Maritime Transport promulgated by the Ministry of Transport on January 20, 2003 and most recently amended on November 10, 2023, Non-vessel operating common carriers (“NVOCC”) shall mean carriers that undertake to carry cargo of consignors, issue their own bills of lading or other transport documents, collect freight from the consignors, complete international maritime transport through international shipping operators, and bear carrier liability in the international maritime transport activities undertaken by them. The NVOCC performs the following activities relating to the entrusted cargo and carried out for the purpose of accomplishing such activities, including (1) conclusion of an international cargo transport contract in the capacity of a carrier with a consignor; (2) receipt and delivery of cargo in the capacity of a carrier; (3) issue of bills of lading or other transport documents; (4) collection of transport fees and other remuneration for services rendered; (5) booking of cabin or shipping space and cargo handling with international shipping operators or other transport operators; (6) payment of freight or other transport fees; (7) container de-consolidation and assembly business activities; and (8) other related business activities.

According to the Regulations on International Maritime Transport and its implementation rules, all NVOCC shall, within 15 days from the date of operation, file a record with the department responsible for transportation of local government.

Regulations Relating to Customs Declaration

Pursuant to the Customs Law of the PRC promulgated by SCNPC on January 22, 1987, most recently amended on April 29, 2021, the consignor or consignee of the goods exported or imported as well as a customs declaration enterprise must register themselves for declaration activities at customs in accordance with the law. Anyone who is not registered at the customs shall not conduct declaration activities. Customs brokers or customs declaration persons shall not make customs declaration illegally on behalf of others or conduct customs declaration activities beyond their business scope. Pursuant to the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs (the “GAC”) on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods as well as customs declaration enterprise shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

On April 16, 2018, the GAC circulated the Announcement on Matters relating to the Consolidation of Enterprises’ Qualifications for Customs Declaration and Declaration for Inspection and Quarantine (“Announcement 28”), the record-filing for declaration agencies for inspection and quarantine and the registration for customs declaration enterprises will be consolidated into the registration for customs declaration enterprises. From April 20, 2018, an enterprise will simultaneously become qualified for the customs declaration and the declaration for inspection and quarantine, once it has registered itself or filed a record with the customs and the customs will approve and issue the Certificate of the Customs of the People’s Republic of China on Registration of the Customs Declaration Entity and the Registration Form for Declaration Enterprises for Entry-Exit Inspection and Quarantine affixed with its special seal for registration and record-filing to the registered or recorded enterprise simultaneously.

On October 26, 2018, the GAC circulated the Announcement on Matters Related to Promoting the Integration of Customs Inspection and Optimizing the Registration of Customs Declaration which had been abolished on January 1, 2025, according to which, from October 29, 2018, the Certificate of the Customs of the People’s Republic of China on Registration of the Customs Declaration Entity issued by the customs to the customs declaration enterprise that has completed the registration automatically reflects the two qualifications for customs declaration and the declaration for inspection and quarantine. The original “Registration Form for Declaration Enterprises for Entry-Exit Inspection and Quarantine” and “Registration Form for Entry-Exit Inspection and Quarantine Reporters” will no longer be issued. Any enterprises engaged in the business of making customs declarations and making the declaration for inspection and quarantine as an agent should obtain relevant certificate and make filings for customs declaration persons as prescribed by the foresaid regulations.

Regulations Relating to Import and Export Goods

Pursuant to the Foreign Trade Law which was promulgated by SCNPC on May 12, 1994 and was most recently amended on December 30, 2022 and the Administrative Regulations for the Import and Export of Goods which were issued by the State Council on December 10, 2001 and were amended on March 10, 2024, certain goods are allowed to be imported into or exported out of China freely while certain goods are prohibited or restricted from being imported into or exported out of China due to their impact on national security, life and health of people, animals or plants, the development of certain domestic industries, or other reasons stipulated in relevant laws and regulations. No one shall import or export goods that are prohibited from being imported into or exported out of China. The import and export of goods that are restricted from being imported into or exported out of China shall be in compliance with relevant restrictive laws and regulations.

Before December 30, 2022, according to the then-effective Foreign Trade Law, and the Measures for the Record-Filing and Registration of Foreign Trade Operators promulgated by MOC on June 25, 2004, and most recently amended on May 10, 2021, foreign trade operators which engage in the import and export of goods shall go through the record-filing and registration with MOC or an authority authorized by MOC, unless laws, administrative regulations and rules of MOC provide that it is unnecessary to go through such formalities. If foreign trade operators fail to go through the formalities for record-filing and registration in accordance with relevant provisions, the PRC customs authority shall refuse to handle the declaration and clearance formalities of their imports and exports. On December 30, 2022, the Foreign Trade Law of the PRC was amended, and foreign trade operators were no longer required to go through the record registration formalities.

According to the Customs Law of the PRC, unless otherwise provided for, the declaration of import or export goods and the payment of customs duties may be made by the consignees or consigners themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the PRC customs authority. The Tariff Law of the PRC, promulgated by SCNPC on April 26, 2024 and implemented on December 1, 2024, further stipulated that, unless otherwise provided by the relevant laws and regulations, goods permitted to be imported into or exported out of China shall be subject to payment of customs duties. The consignees of imported goods, consigners of exported goods and carriers or recipients of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties.

According to the Import and Export Commodity Inspection Law promulgated by SCNPC on February 21, 1989 and most recently amended on April 29, 2021 and its implementation rules, the imported and exported goods that are subject to compulsory inspection listed in the catalog compiled by the import and export commodity inspection department established by the State Council shall be inspected by the commodity inspection organizations, and the imported and exported goods that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors or their entrusted customs brokers may apply for inspection to the goods inspection authorities.

Regulations Relating to Leasing

We lease properties for our offices, sorting hubs, pickup and dispatch outlets and other facilities. Pursuant to the Law on Administration of Urban Real Estate of the PRC which took effect on January 1, 1995 with the latest amendment on August 26, 2019, which became effective on January 1, 2020, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, rental price, liability for repair, and other rights and obligations of both parties. Both lessor and lessee are also required to file for registration and record the lease contract with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to Civil Code of the PRC, or Civil Code which was promulgated by the National People’s Congress and took effect on January 1, 2021, with the consent of the lessor, the lessee may sublease the leased object to a third person. Where the lessee subleases the leased object, the lease contract between the lessee and the lessor shall continue to be valid, and the lessee shall be liable to the lessor for compensation for any loss caused to the leased object by the third person. Where the lessee subleases the leased object without the consent of the lessor, the lessor may rescind the contract.

Regulations Relating to Fire Protection

Pursuant to Fire Protection Law of the PRC, or the Fire Protection Law, promulgated by the Standing committee of the National People’s Congress on April 29, 1998 with the latest amendment on April 29, 2021, we shall perform the following fire safety and protection responsibilities: (1) implement a fire safety accountability system, and formulate their own fire safety regulations and operating rules and firefighting and emergency evacuation plans; (2) install firefighting facilities and equipment, set up fire protection safety signs and conduct regular inspection and maintenance to ensure that such facilities and equipment remain in good condition and functional in accordance with relevant State and industrial standards; (3) conduct a comprehensive inspection of firefighting facilities in buildings at least once a year to ensure that such facilities remain in good condition and functional; relevant inspection records shall be complete and accurate and shall be kept for future reference; (4) guarantee that fire escapes and exits and passageways for fire engines are kept clear and fire compartments, smoke bays and firebreaks conform to fire protection technical standards; (5) organise fire protection inspections in order to remove any potential fire hazard in time; (6) organise target-specific fire drills; and (7) other fire safety and protection responsibilities required by laws and regulations.

In China, all kinds of warehouses that store goods operated by the state, collectives, and individuals shall comply with the Administrative Rules for Warehouses on Fire Prevention promulgated by the Ministry of Public Security on April 10, 1990, the Code of Design on Building Fire Protection and Prevention promulgated by the Ministry of Housing and Urban-Rural Development with the latest amendment on March 30, 2018, and the General Fire Code for Buildings promulgated by the Ministry of Housing and Urban-Rural Development on January 19, 2023, which repealed certain rules stipulated in the Code of Design on Building Fire Protection and Prevention. Pursuant to the Administrative Rules for Warehouses on Fire Prevention, the warehouse shall designate a key leader as the person in charge of fire prevention, who is fully responsible for the fire safety management of the warehouse, and the goods stored in the warehouse shall be classified, piled, grouped and piled, and necessary fire distances shall be reserved. The total storage capacity of a warehouse and the fire protection distance from buildings, etc. must comply with the provisions of the Code of Design on Building Fire Protection and Prevention.

Regulations Relating to Internet Information Security and Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. As required under the Personal Information Protection Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and came into effect on November 1, 2021, the personal information of a natural person shall be protected by law, and no organization or individual may infringe upon the personal information rights and interests of natural persons.

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, MIIT issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective on September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

In August 2021, the Standing Committee of the National People’s Congress officially promulgated the Personal Information Protection Law, which came into effect from November 1, 2021. The Personal Information Protection Law provides detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

On December 28, 2021, the CAC and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022 and supersede and replace the Cybersecurity Review Measures previously promulgated on April 13, 2020. The final Cybersecurity Review Measures provide that the purchase of network products and services by a “critical information infrastructure operator” (the “CIIO”) and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. If a “network platform operator” that possesses the personal information of more than one million users seeks to be listed in a foreign country, it must apply for a cybersecurity review with the Cybersecurity Review Office. Our main business is logistic services including project logistic, cross border logistic and general logistic. In addition, our customers and service objects are mainly domestic enterprises and institutions, rather than individual users, and we do not possess personal information of more than one million users. Therefore, we do not need to declare the cybersecurity review to the Cybersecurity Review Office.

On July 7, 2022, the CAC promulgated Measures for the Security Assessment of Outbound Data Transfer (Version 1.0), which came into effect on September 1, 2022. On March 22, 2024, the CAC promulgated Measures for the Security Assessment of Outbound Data Transfer (Version 2.0), which came into effect on March 22, 2024. On June 27, 2025, the CAC promulgated Measures for the Security Assessment of Outbound Data Transfer (Version 3.0), which came into effect on June 27, 2025. According to such Measures, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration if it provides data to abroad under any of the following circumstances: (i) such data processor provides material data to abroad; (ii) the critical information infrastructure operator or such data processor that has processed personal data of over one million people provides personal data to abroad; (iii) the data processor that has provided personal data of over 100,000 people or sensitive personal data of over 10,000 people cumulatively since January 1 of the previous year provides personal data to abroad; and (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the National Cyberspace Administration. The Guidelines for the Application for the Security Assessment of Outbound Data Transfer (First Edition) that was issued by the CAC and came into effect on August 31, 2022 further clarifies, among others, the scope of application, methods for declaration and the declaration process of the Security Assessment of Outbound Data Transfer.

C. Organizational structure

Below is the Company’s corporate structure chart as of the date of this report.

Eastern International Ltd.东源全球股份有限公司
“Eastern International”
Cayman Islands
Eastern Industrial development Ltd.东源产业发展有限公司
"Eastern BVI"
British Virgin Islands
Eastern Group Limited香港東源集團控股有限公司
"Eastern HK"
Hong Kong
Offshore境外
Onshore境内
Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd.
杭州天成智联物流供应链管理有限公司
"Hangzhou TC-Link"
People's Republic of China
Suzhou TC-Link Logistics Co.,Ltd.
苏州天成智联物流有限公司
"Suzhou TC-Link"
People's Republic of China
Guizhou Tianrun Zhicheng Construction Engineering Co., Ltd.
贵州天润智承建设工程有限公司
"Guizhou Tianrun"
People's Republic of China
100%
Wuxi TC-Link Logistics Co., Ltd.
无锡天成智联物流有限公司
"Wuxi TC-Link"
People's Republic of China
100%
Yancheng TC-Link Logistics Co., Ltd.
盐城天成智联物流有限公司
"Yancheng TC-Link"
People's Republic of China
100%
Yunnan Dongyuan Dadi International Logistics Co., Ltd.
云南东源大地国际物流有限公司
"Yunnan Dongyuan"
People's Republic of China
100%
Chongqing Dayuan Logistics Co., Ltd.
重庆大源物流有限公司
"Chongqing Dayuan"
People's Republic of China

D. Property, Plants and Equipment

Our principal executive office is located in Hangzhou city, Zhejiang Province, China, where we lease approximately 619.42 square meters for office space. The leases will expire on April 30, 2027, which can be renewed upon mutual agreement with our landlord. Our lease premises from unrelated parties who either have valid title to the relevant properties or proper authorization from the titleholder to sublease the property, as disclosed in the following table:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
Suite 901-903, 9th Floor, Building #2,Qianwan Zhigu, Chuanhua Smart Center, Science and Technology City Block, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China.	HaichuangZhihui(Zhejiang) Technology Industry Development Co., Ltd.	RMB 406,959	April 30, 2027	Office
E031-E032 Commercial Street, Xinzhuang Town, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co., Ltd.	RMB 154,704	December 31, 2026	Office
Room 601, Taifucang Comprehensive Building, No. 9 Shihua Road, Futian Free Trade Zone, Shenzhen, Guangdong Province, China	Shenzhen Taifu Logistics Co., Ltd.	RMB77,760	December 31, 2026	Office
No. 1-1408 & 1409, Mingdu Building, No. 88 Huishan Avenue, Huishan District, Wuxi City, Jiangsu Province, China	Jiangsu Jiuzi Dayun Information Technology Co., Ltd.	RMB 107,890	November 15, 2026	Office
21st Floor, Building A, Baida International Plaza, Haiyuan North Road, High tech Zone, Kunming City, Yunnan Province, China	Yunnan Liaotong Industrial Co., Ltd.	RMB 55,303.2	December 31, 2026	Office

2nd&3rd Floor, Building 3, No. 7-3-1, Binglan Road, Mohan Economic Development Zone, Xishuangbanna Prefecture, China	Central Reserve Grain Xishuangbanna Direct Warehouse Co., Ltd.	RMB 41,000	December 31, 2025	Office
No.1-2, Building 5, Juxing Garden Community, Lijiatuo Street, Banan District, Chongqing, China	Yuanguo Wang	RMB 15,000	June 30, 2027	Office
Room 101, Building 40, Yueda Tianshan Waterfront Garden, No. 8 Tianshan South Road, Yancheng Economic and Technological Development Zone， Yancheng, Jiangsu Province, China.	Qingqing Ye	RMB 200,000	December 31, 2027	Office
No. 3 Sudong Road, Changshu City, Jiangsu Province, China.	Changxi Supply Chain Management (Changshu) Co., Ltd.	RMB 1,776,857.55	September 30, 2027	Warehouse
		RMB 868,439.3	August 31, 2027	Warehouse
No. 6 Xigang East Road, Dongbeitang, Xishan District, Wuxi City, Jiangsu Province, China	Wuxi Hailian Shipbuilding Interior Decoration Co., Ltd.	RMB 2,000,000	March 15, 2030	Warehouse &Office
No. 33 Yonghe Road, Xiejiazhuang, Taihe Town, (Kaisen (Guangzhou) Warehouse Port,) Baiyun District, Guangzhou, Guangdong Province, China	Guangzhou Langda Warehousing and Logistics Co., Ltd.	RMB 336,000	December 31, 2026	Warehouse
No. 1099, Section 3, Chenglong Avenue, Longquanyi District, Chengdu, Sichuan Province, China	Sichuan Longliqi Industrial Co., Ltd.	RMB 280,320	July 31, 2027	Warehouse
		RMB 272,160	November 30, 2027	Warehouse
No.1 Post and Telecommunications Road, Sheyang Port Economic Development Zone, Sheyang County, Yancheng City, Jiangsu Province, China.	Jiangsu Xingkai Supply Chain Management Co., Ltd.	RMB 2,400,000	April 19, 2027	Shipping Yard
B9 Warehouse, No. 566 Shengbao Road, Nanpeng Street, Banan District, Chongqing, China	Chongqing Road Transport (Group) Co., Ltd. Southern Freight Market Management Branch	RMB 64,800	January 1,2027	Warehouse

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

5A. Operating Results

Overview

Eastern International Ltd. (the “Company,” “we,” or “us”) is an exempted company incorporated under the laws of the Cayman Islands with limited liability on July 27, 2023 as a holding company. We, through our subsidiaries in China, provide logistics services to corporate and retail clients, including transportation services and warehouse subleasing services, as well as new energy infrastructure construction services. Our transportation services include project logistics, cross border logistics and general logistics. As a holding company with no material operations of our own, we conduct our business through our operating subsidiaries in China. We own 100% of the equity interests of all of our subsidiaries including the operating subsidiaries in China (collectively, the “PRC operating subsidiaries”), and do not maintain a variable interest entity (VIE) structure.

We, through Suzhou TC-Link, provide domestic and cross-border professional logistics services, including project logistics and general logistics for corporate clients. Suzhou TC-Link was established on January 9, 2006 in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized ISO 9001 certificate for high-quality service (2015 standard), and it has four wholly owned subsidiaries, five warehouses/logistics centers and three branch offices of its subsidiaries in China. Suzhou TC-Link was rated as a key logistics enterprise in Jiangsu Province by the Industry and Information Technology Department of Jiangsu in 2018, an AAA-level credit enterprise and a Class A contractor qualification for large power products transportation by the China Water Resources and Electric Power Material Circulation Association in 2021 and 2023, respectively, and an AAA-level logistics enterprise by the China Federation of Logistics & Purchasing in 2023. Suzhou TC-Link and Yancheng TC-Link hold road transportation permits from transportation bureau for large items/ oversized cargo transportation and Suzhou TC-Link’s business license also permits non-vessel operating common carrier (NVOCC) operations . Suzhou TC-Link’s operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia. Suzhou TC-Link has an independently developed enterprise resource planning (ERP) management system.

Our project logistics services mainly include construction project logistics and specialized cargo logistics for large or precision equipment. Construction project logistics cover specific stages or the entire lifecycle of construction projects. including purchasing, packaging, storage, loading and unloading, transportation, securing, and installation of construction equipment and machinery, as well as other related logistics services. We primarily provide logistics solutions for new energy projects (including wind turbine, photovoltaic, and renewable energy storage projects), chemical equipment, engineering and infrastructure construction projects (including roads, bridges, and tunnels). Specialized cargo logistics for large or precision equipment refer to logistics services provided to manufacturers or purchasers of specialized and customized large and/or precision equipment, such as stamping machines, lathes, aircraft engines, and other heavy machinery. We analyze our clients’ operations and logistics requirement to provide them with customized solutions that improve cost efficiency and service quality. We have provided logistics services in China for wind power turbine projects that were exported to countries including Vietnam, United Arab Emirates, Australia, South Africa and Chile.

Our general logistics services refer to the transportation, warehousing, loading and unloading, and distribution of standard products. For instance, we provide logistics services to household appliance manufacturers, including transporting goods from manufacturing facilities to warehouses, and to distributors’ warehouses nationwide according to customer instructions. Delivery can be made in whole truckload (FTL) or less-than-truckload (LTL). we have built a network with subsidiaries and offices in Suzhou, Wuxi, Yancheng, Chengdu, Chongqing, Guangzhou, Shenzhen, Kunming, and Mohan, covering most of major cities and areas across China.

The Company commenced its cross-border logistics services in 2019, mainly focusing on inland and rail transportation between Mainland China and Southeast Asian countries for cargo, such as bulk commodities, electronic products, tires, new energy equipment, and machineries. For example, in 2022, we completed transportation from Laos to China of 707 units of 40-foot containers, 914 units of 20-foot containers and 244 units of open top containers for rubber, iron ore, barley and cassava starch. We also facilitated washing machines shipments via China-Europe Railway Express to Europe. Currently, the Company only provides transportation services within mainland China, covering shipments delivered from inland locations to domestic terminals and ports.

The Company owns 20 trucks and has cooperative relationships with third-party owners and drivers for over 2,000 trucks for domestic long-distance and LTL transportation. Upon receiving orders or projects, we obtain rate quotes from these independent operators. If their pricing is competitive relating to the cost of operating our internal trucks, we engage these drivers for transportation execution. We provide drivers with dispatch schedules and loading location while furnishing, driver contact details and license plate information to our clients. Upon delivery confirmation, we collect payment from clients and settle directly with third-party operators. The Company operates five warehouses/logistics centers and maintains long-term leases for warehouse and storage space exceeding 25,000 square meters. Aspart of our integrated offerings, we also provide warehouse subleasing services.

Over years of operational development, we have built our strengths in logistics technology and service models, as well as a stable, professional and talented core business team. We serve corporate clients primarily industry leaders across renewable energy, household appliances and construction sectors and believe our commercial relationships remain stable based on our track record and execution capabilities.

In October 2025, we acquired Guizhou Tianrun Zhicheng Construction Engineering Co., Ltd., which begun providing construction services for new energy infrastructure projects. We plan to expand operations in this business segment to secure additional project engagements.

Key Factors Affecting Our Results

To assess the performance of our business, we consider a variety of financial and operating measures. The key financial performance indicators we use include revenues, gross profit and gross margin, operating expenses, and income from operations. Our review of these indicators reveals the results of our business performance and provides timely and meaningful feedback to key operating decisions and allows our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”.

Revenues

Our revenues are derived from transportation services, warehouse subleasing services and new energy infrastructure construction services provided to customers. Our revenues are influenced by regional and global economic and social conditions, as well as our ability to promptly respond to changes in demand for our services in a particular region or industry. Furthermore, our revenues are also impacted by our ability to attract more customers to use our services and increase our market share.

Gross Profit and Gross Margin

Gross profit represents revenues less cost of revenues. Gross margin represents gross profit expressed as a percentage of revenues. Gross profit and gross margin are measures used by our management to evaluate the profitability of services we provided to our customers as well as how well our business strategy is executed and performed. Our gross profit and gross margin are impacted by many internal and external factors, such as market condition that affects our bargain power, our ability of effective cost control, overall Chinese and global economy.

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Our selling expenses primarily include salaries and benefits for our sales personnel, travelling, entertainment and insurance expenses. We expect that our overall selling expenses to increase in the foreseeable future if our business further grows.

Our general and administrative expenses primarily include employee salaries and benefits, depreciation, office lease expenses, travel and entertainment expenses, legal and consulting fees, insurance and other miscellaneous administrative expenses. We expect our general and administrative expenses to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations.

Income from Operations

Income from operations is calculated as gross profit minus operating expenses. Income from operations excluding interest income, interest expenses, foreign exchange transaction gain (loss), other income (expenses) and income tax expenses.

Results of Operations

Certain tables within this section may not reflect the exact amount or percentage due to rounding.

For the Years Ended March 31, 2026 and 2025

This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Comparison of the Years Ended March 31, 2026 and 2025

The following table summarizes the results of our operations for the years ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage changes during such years.

	For the Years Ended March 31,		Variance
	2026	2025	Amount	%

Revenues	$45,631,772	$40,041,691	$5,590,081	14.0%
Cost of revenues	(41,388,919)	(34,041,850)	(7,347,069)	21.6%
Gross profit	4,242,853	5,999,841	(1,756,988)	(29.3)%
Gross Margin	9.3%	15.0%
Operating expenses
Selling expenses	(916,901)	(774,484)	(142,417)	18.4%
General and administrative expenses	(4,386,440)	(2,958,148)	(1,428,292)	48.3%
Total operating expenses	(5,303,341)	(3,732,632)	(1,570,709)	42.1%
(Loss) income from operations	(1,060,488)	2,267,209	(3,327,697)	(146.8)%
Interest income	8,528	790	7,738	979.5%
Interest expenses	(287,422)	(143,602)	(143,820)	100.2%
Foreign exchange transaction (loss) gain	(1,711)	215	(1,926)	(895.8)%
Gain on disposal of property and equipment	-	40,620	(40,620)	(100.0)%
Government subsidies	124,794	16,642	108,152	649.9%
Insurance indemnity	135,894	171,718	(35,824)	(20.9)%
Other income, net	67,702	17,542	50,160	285.9%
(Loss) income before income taxes	(1,012,703)	2,371,134	(3,383,837)	(142.7)%
Income tax expenses	(139,400)	(591,108)	451,708	(76.4)%
Net (loss) income	$(1,152,103)	$1,780,026	$(2,932,129)	(164.7)%

Revenues

We generated our revenues primarily from providing (i) transportation services and (ii) warehouse subleasing services to our customers. Total revenues increased by $5,590,081, or 14.0%, from $40,041,691 for the year ended March 31, 2025 (“fiscal year 2025”) to $45,631,772 for the year ended March 31, 2026 (“fiscal year 2026”). This increase was primarily contributed by the growth in transportation services.

	For the Years Ended March 31,		Variance
	2026	2025	Amount	%
Revenues from
transportation services	$40,931,786	$35,253,906	$5,677,880	16.1%
warehouse subleasing services	4,699,986	4,787,785	(87,799)	(1.8)%
Total Revenues	$45,631,772	$40,041,691	$5,590,081	14.0%

Transportation services

Our transportation services are composed of project logistics (including cross-border logistics) and general logistics. Project logistics involves shipping oversized cargo, and the entire transport process is more complicated with more uncertainties when compared to general logistics.

Total revenues from transportation services increased by $5,677,880, or 16.1%, from $35,253,906 for the year ended March 31, 2025, to $40,931,786 for the year ended March 31, 2026.

Project Logistics - Project logistics revenue increased by $11,022,126, or 52.2%, from $21,125,622 in fiscal year 2025 to $32,147,748 in fiscal year 2026. This growth was primarily driven by a significant increase in completed contracts, which rose from 3,533 to 5,071, while the average contract prices remained stable (moving from $5,980 to $6,340). This reflects management’s strategic focus on high-value, specialized project logistics. Project logistics leverage the Company’s expertise in navigating highly complex operational challenges, such as the transportation of wind turbines.

General Logistics - General logistics revenue decreased by $5,344,246, or 37.8%, from $14,128,284 in fiscal year 2025 to $8,784,038 in fiscal year 2026. In response to softer consumer demand in China, the Company strategically reallocated its resources away from competitive general logistics toward higher-value project engagements.

Warehouse subleasing services

Revenues from warehouse subleasing services remained relatively stable, decreasing slightly by $87,799, or 1.8%, from $4,787,785 for the year ended March 31, 2025, to $4,699,986 for the year ended March 31, 2026.

Cost of revenues

Our cost of revenues for transportation services mainly consisted of outsourced shipping services, fuel, driver compensation, depreciation, fleet maintenance, tolls and customs fees. Cost of revenues for warehouse subleasing services mainly consisted of lease expenses of warehouse buildings, utilities, maintenance, fuel and warehouse handling fees. The following table sets forth the breakdown of our cost of revenues by category for the years ended March 31, 2026 and 2025, respectively.

	For the Years Ended March 31,		Variance
	2026	2025	Amount	%
Cost of revenues for
transportation services	$36,989,977	$29,765,104	$7,224,873	24.3%
warehouse subleasing services	4,398,942	4,276,746	122,196	2.9%
Total cost of revenues	$41,388,919	$34,041,850	$7,347,069	21.6%

Cost of revenues increased by $7,347,069, or 21.6% from $34,041,850 for the year ended March 31, 2025 to $41,388,919 for the year ended March 31, 2026. Overall, the change generally tracking the expansion of revenues.

Our cost of transportation services increased by $7,224,873, or 24.3%, from $29,765,104 for the year ended March 31, 2025 to $36,989,977 for the year ended March 31, 2026. The change is in line with the increase of revenues from transportation services.

Our cost of warehouse subleasing services remained relatively stable, increased slightly by $122,196, or 2.9%, from $4,276,746 for the year ended March 31, 2025 to $4,398,942 for the year ended March 31, 2026.

Gross profit

The following table sets forth the breakdown of our gross profit and gross margin by category for the years ended March 31, 2026 and 2025, respectively.

	For the Years Ended March 31,
	2026		2025		Variance
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Gross profit of						(pp* )
transportation services	$3,941,809	9.6%	$5,488,802	15.6%	$(1,546,993)	(6.0)
warehouse subleasing services	301,044	6.4%	511,039	10.7%	(209,995)	(4.3)
Total	$4,242,853	9.3%	$5,999,841	15.0%	$(1,756,988)	(5.7)

*percentage point

Our gross profit decreased by $1,756,988 from $5,999,841 for the year ended March 31, 2025 to $4,242,853 for the year ended March 31, 2026, primarily due to the decrease in our gross margin from 15.0% for the year ended March 31, 2025 to 9.3% for the year ended March 31, 2026.

Our gross profit from transportation services decreased by $1,546,993, or 28.2%, from $5,488,802 for the year ended March 31, 2025, to $3,941,809 for the year ended March 31, 2026. Gross margin compressed by 6.0 percentage points from 15.6% to 9.6% over the same period. Despite a 16.1% increase in total transportation revenues, gross profit declined due to severe margin compression. In fiscal year 2026, our subcontractors raised service fees to combat escalating labor and fuel costs. To maintain market competitiveness and secure contracts, the Company chose to absorb these rising supply chain costs rather than passing them on to customers via higher contract prices. Consequently, the disproportionate rise in operating costs outpaced our revenue growth and reduced overall profitability.

Gross profit for warehouse subleasing services decreased by $209,995, from $511,039 for the year ended March 31, 2025, to $301,044 for the year ended March 31, 2026. This decline was primarily driven by a 4.3 percentage point compression in gross margin, which fell from 10.7% to 6.4% over the same period. The margin compression was chiefly attributable to rising operating costs, particularly escalating labor expenses.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2026 and 2025:

	For the years ended March 31,
	2026		2025		Variance
	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Amount	%

Revenues	$45,631,772	100.0%	$40,041,691	100.0%	$5,590,081	14.0%

Operating expenses
Selling expenses	916,901	2.0%	774,484	1.9%	142,417	18.4%
General and administrative expenses	4,386,440	9.6%	2,958,148	7.4%	1,428,292	48.3%
Total operating expenses	$5,303,341	11.6%	$3,732,632	9.3%	$1,570,709	42.1%

Selling expenses

Our selling expense increased by $142,417 or 18.4% from $774,484 for the year ended March 31, 2025 to $916,901 for the year ended March 31, 2026. As a percentage of revenues, our selling expenses accounted for 2.0% and 1.9% of our total revenues for the years ended March 31, 2026 and 2025, respectively.

The period-over-period increase was primarily driven by our strategic investments to maintain and enhance our market competitiveness, specifically:

(i)	an increase of $75,084 in staff costs and benefits paid to our sales force, reflecting our commitment to talent retention and expansion; and
(ii)	an increase of $69,577 in travel and business development expenses, resulting from intensified sales and marketing activities.

General and administrative expenses

Our general and administrative expenses were $4,386,440 for the year ended March 31, 2026, which increased by $1,428,292 or 48.3% from $2,958,148 for the year ended March 31, 2025. As a percentage of revenues, general and administrative expenses accounted for 9.6% and 7.4% of revenues for the years ended March 31, 2026 and 2025, respectively.

Major changes in general and administrative expenses included:

(i)	an increase of $816,950 in share-based compensation costs resulting from Ordinary Share grants under the 2025 Omnibus Equity Plan, which was approved by the Board of Directors on December 2, 2025. During fiscal year 2026, the Company granted an aggregate of 815,000 unrestricted Ordinary Shares, consisting of 440,000 shares to five executive employees on February 23, 2026, and 375,000 shares to our CEO, CFO, a director, and three independent directors on March 31, 2026;
(ii)	an increase of $247,241 in employee salaries and benefits, driven by headcount expansion within our executive and administrative teams to support public company infrastructure; and
(iii)	an increase of $87,340 in consulting and service fees, reflecting ongoing professional, legal, and regulatory compliance costs following the completion of our IPO on August 29, 2025.

Interest expenses

Interest expenses increased by $143,820 or 100.2% from $143,602 for the year ended March 31, 2025 to $287,422 for the year ended March 31, 2026. The increase was primarily driven by higher balances in bank and other borrowings during fiscal year 2026. To support ongoing business expansion and satisfy increased working capital requirements, our PRC operating subsidiaries secured additional borrowings from banks and other financial institutions during the fiscal year.

Government subsidies

Our income from government subsidies increased by $108,152 from $16,642 for the year ended March 31, 2025 to $124,794 for the year ended March 31, 2026. For the year ended March 31, 2026, government subsidies income primarily consisted of RMB 864,000 ($121,656) in financial incentives awarded to Hangzhou TC-Link by the local government of Xiaoshan District, Hangzhou City, in recognition of the Company’s successful listing on the Nasdaq Stock Market on August 28, 2025. For the years ended March 31, 2025, government subsidies were comprised of logistics incentives received from local government of Pu’Er City, Yunnan province to reimburse the Company’s railway costs incurred in transporting the city’s local produces, including timber, coffee beans, tea and sugar. All government subsidies received during fiscal years 2026 were discretionary, unconditional, and non-recurring in nature. The fiscal year 2025 subsidies were cost reimbursements and were therefore conditional on qualifying railway costs being incurred.

Income tax expenses

Our income tax expenses were $139,400 and $591,108 for the years ended March 31, 2026 and 2025, respectively. This decrease in income tax expenses was primarily driven by a pre-tax loss of $1,012,703 for the year ended March 31, 2026, compared to pre-tax income of $2,371,134 for the year ended March 31, 2025. We were subject to income tax on entity basis on income derived from the location in which each entity is domiciled.

The Company is incorporated in the Cayman Islands as an exempted company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Eastern BVI is incorporated in the British Virgin Islands as a holding company and is currently exempted from income and corporate tax under the current laws of British Virgin Islands. In addition, the British Virgin Islands does not levy capital gains tax on it.

Eastern HK is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD 2 million will be taxed at 16.5%. Eastern HK is not subject to income tax for the years ended March 31, 2026 and 2025 as it had no operating activities during these years.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are usually subject to a unified 25% income tax rate while preferential tax rates, tax holidays and certain tax exemptions may be granted on case-by-case basis.

According to the Circular on the Implementation of the Positive Policy on Inclusive Tax Relief for Small and Micro Enterprises (Cai Shui (2019) No. 13), as enacted by Ministry of Finance and State Taxation Administration of the PRC, an enterprise is recognized as a small-scale and low-profit enterprise if all of the followings are met (i) its taxable income does not exceed RMB3 million; (ii) total number of its employees does not exceed 300; and (iii) amount of its total assets does not exceed RMB50 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. This policy was originally effective since January 1, 2019 until December 31, 2021. Subsequently, Ministry of Finance and State Taxation Administration of the PRC have made supplements to this policy on March 14, 2022, March 26, 2023 and August 6, 2023, respectively, which have stated that since January 1, 2022, if an entity is identified as a small-scale and low-profit enterprise based on the above rules, it is entitled to a preferential tax rate of 5% on its taxable income, and such tax relief has been extended to December 31, 2027 at the same time. For the year ended March 31, 2026, Wuxi TC-Link, Yancheng TC-Link, Yunnan Dongyuan, Chongqing Dayuan and Guizhou Tianrun are qualified for small and low-profit enterprises with an income tax rate of 5%; For the year ended March 31, 2025, Wuxi TC-Link, Yancheng TC-Link, Yunnan Dongyuan and Chongqing Dayuan are qualified for small and low-profit enterprises with an income tax rate of 5%.

Our consolidated effective income tax rates were (13.8)% and 24.9% for the years ended March 31, 2026 and 2025, respectively. The negative effective income tax rate for the year ended March 31, 2026, was primarily due to the tax impact of non-deductible general and administrative expenses incurred by the Company totaling $1,126,377 These non-deductible expenses consisted primarily of management and Board of Directors salaries, share-based compensation costs, and group-level professional service fees.

Net income

As a result of the foregoing, we reported a net (loss) income of $(1,152,103) and $1,780,026 for the years ended March 31, 2026 and 2025, respectively.

For the Years Ended March 31, 2025 and 2024

Comparison of the Years Ended March 31, 2025 and 2024

The following table summarizes the results of our operations for the years ended March 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage changes during such years.

	For the Years Ended March 31,		Variance
	2025	2024	Amount	%

Revenues	$40,041,691	$40,443,629	$(401,938)	(1.0)%
Cost of revenues	(34,041,850)	(35,424,962)	(1,383,112)	(3.9)%
Gross profit	5,999,841	5,018,667	981,174	19.6%
Gross Margin	15.0%	12.4%
Operating expenses
Selling expenses	(774,484)	(712,338)	62,146	8.7%
General and administrative expenses	(2,958,148)	(2,871,937)	86,211	3.0%
Total operating expenses	(3,732,632)	(3,584,275)	148,357	4.1%
Income from operations	2,267,209	1,434,392	832,817	58.1%
Interest income	790	2,644	(1,854)	(70.1)%
Interest expenses	(143,602)	(97,552)	46,050	47.2%
Foreign exchange transaction gain	215	19,600	(19,385)	(98.9)%
Gain on disposal of property and equipment	40,620	5,562	35,058	630.3%
Government subsidies	16,642	27,202	(10,560)	(38.8)%
Insurance indemnity	171,718	128,442	43,276	33.7%
Other income, net	17,542	15,199	2,343	15.4%
Income before income taxes	2,371,134	1,535,489	835,645	54.4%
Income tax expenses	(591,108)	(451,789)	139,319	30.8%
Net income	$1,780,026	$1,083,700	$696,326	64.3%

Revenues

We generated our revenue primarily from providing (i) transportation services and (ii) warehouse subleasing services to our customers. Total revenues decreased by $401,938, or 1.0%, from $40,443,629 for the year ended March 31, 2024 to $40,041,691 for the year ended March 31, 2025. This decrease was primarily caused by the decrease in transportation services while partially offset by the increase in warehouse subleasing services.

	For the Years Ended March 31,		Variance
	2025	2024	Amount	%
Revenues from
transportation services	$35,253,906	$37,578,532	$(2,324,626)	(6.2)%
warehouse subleasing services	4,787,785	2,865,097	1,922,688	67.1%
Total Revenues	$40,041,691	$40,443,629	$(401,938)	(1.0)%

Transportation services

Our transportation services are composed of project logistic (including cross border logistic) and general logistic. Project logistic aims to ship oversized cargo, and the entire transport process is more complicated with more uncertainties when compared to general logistic.

Our revenues from transportation services decreased by $2,324,626 or 6.2% from $37,578,532 for the year ended March 31, 2024 to $35,253,906 for the year ended March 31, 2025, which is primarily due to the decrease in revenues from project logistic by $2,312,446 from $23,438,068 for fiscal year 2024 to $21,125,622 for fiscal year 2025. This was caused by lower demand for nationwide transportations in fiscal year 2025, leading to a shift toward regional transportations with lower contract prices. As a result, despite that we completed more project logistic orders (3,533 in fiscal year 2025 versus 2,947 in fiscal year 2024), the average order price for project logistic fell from approximately $7,953 for fiscal year 2024 to approximately $5,980 for fiscal year 2025.

Additionally, revenues from general logistic remained stable from $14,140,464 for fiscal year 2024 to $14,128,284 for fiscal year 2025.

Warehouse subleasing services

Our revenues from warehouse subleasing services increased by $1,922,688 or 67.1% from $2,865,097 for the year ended March 31, 2024 to $4,787,785 for the year ended March 31, 2025. In fiscal year 2025, in an effort to expand our warehouse subleasing business, management team took a deep dive into the market and we gain several new customers, and 9 of which had become major customers for the year, representing more than 30% of warehouse subleasing revenues for the year, contributing to the increase in our warehouse subleasing revenues.

Cost of revenues

Our cost of revenues for transportation services mainly consisted of outsourced shipping services, fuel, salaries paid to drivers, depreciation, fleet maintenance, tolls and customs fees. Cost of revenues for warehouse subleasing services mainly consisted of lease expenses of warehouse buildings, utilities, maintenance, fuel and warehouse handling fees. The following table sets forth the breakdown of our cost of revenues by category for the years ended March 31, 2025 and 2024, respectively.

	For the Years Ended March 31,		Variance
	2025	2024	Amount	%
Cost of revenues for
transportation services	$29,765,104	$32,997,049	$(3,231,945)	(9.8)%
warehouse subleasing services	4,276,746	2,427,913	1,848,833	76.1%
Total cost of revenues	$34,041,850	$35,424,962	$(1,383,112)	(3.9)%

Cost of revenues decreased by $1,383,112 or 3.9% from $35,424,962 for the year ended March 31, 2024 to $34,041,850 for the year ended March 31, 2025. Overall, the change is in line with the change of revenues.

Our cost of transportation services decreased by $3,231,945 or 9.8% from $32,997,049 for the year ended March 31, 2024 to $29,765,104 for the year ended March 31, 2025. The change is in line with revenues from transportation services. Please refer to change in gross margin for transportation services below.

Our cost of warehouse subleasing services increased by $1,848,833 or 76.1% from $2,427,913 for the year ended March 31, 2024 to $4,276,746 for the year ended March 31, 2025. The change is in line with increase of revenues from warehouse subleasing services. Please also refer to the changes in gross margin for warehouse subleasing services below.

Gross profit

The following table sets forth the breakdown of our gross profit and gross margin by category for the years ended March 31, 2025 and 2024, respectively.

	For the Years Ended March 31,
	2025		2024		Variance
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Gross profit of						(pp*	)
transportation services	$5,488,802	15.6%	$4,581,483	12.2%	$907,319	3.4
warehouse subleasing services	511,039	10.7%	437,184	15.3%	73,855	(4.6)
Total	$5,999,841	15.0%	$5,018,667	12.4%	$981,174	2.6

*percentage point

Our gross profit increased by $981,174 from $5,018,667 for the year ended March 31, 2024 to $5,999,841 for the year ended March 31, 2025, primarily due to the increase in our gross margin from 12.4% for the year ended March 31, 2024 to 15.0% for the year ended March 31, 2025.

Gross profit for transportation services was $5,488,802 for the year ended March 31, 2025, which increased by $907,319 as compared to fiscal year 2024, primarily due to the increase in gross margin for transportation services from 12.2% for the year ended March 31, 2024 to 15.6% for the year ended March 31, 2025, while partially offset by the decrease in revenues. As a significant component of the transportation costs, fuel prices went down in fiscal year 2025 along with the drop in crude oil prices, which improved gross margin for our transportation services.

Gross profit for warehouse subleasing services was $511,039 for the year ended March 31, 2025, which increased by $73,855 as compared to fiscal year 2024, which was driven by the increase in revenues from warehouse subleasing services, while partially offset by the decrease in gross margin for warehouse subleasing services from 15.3% for the year ended March 31, 2024 to 10.7% for the year ended March 31, 2025. Since we obtained two new warehouses under operating leases in fiscal year 2025, we were unable to fully utilize the entire space in the year, which resulted in lower gross margin for our warehouse subleasing services compared to fiscal year 2024.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2025 and 2024:

	For the years ended March 31,
	2025		2024		Variance
	Amount	As a percentage of revenue	Amount	As a percentage of revenue	Amount	%

Revenues	$40,041,691	100.0%	$40,443,629	100.0%	$(401,938)	(1.0)%

Operating expenses
Selling expenses	774,484	1.9%	712,338	1.8%	62,146	8.7%
General and administrative expenses	2,958,148	7.4%	2,871,937	7.1%	86,211	3.0%
Total operating expenses	$3,732,632	9.3%	$3,584,275	8.9%	$148,357	4.1%

Selling expenses

Our selling expense increased by $62,146 or 8.7% from $712,338 for the year ended March 31, 2024 to $774,484 for the year ended March 31, 2025. As a percentage of revenues, our selling expenses accounted for 1.9% and 1.8% of our total revenues for the years ended March 31, 2025 and 2024, respectively. The increase in selling expenses was primarily due to $35,524 increase in staff costs and benefits paid to our sales force, and $34,363 increase in entertainment expenses, as the Company continued to invest in sales and marketing activities to stay competitive in the market, while partially offset by $40,090 decrease in car maintenance and insurance.

General and administrative expenses

Our general and administrative expenses were $2,958,148 for the year ended March 31, 2025, which increased by $86,211 from $2,871,937 for the year ended March 31, 2024. As a percentage of revenues, general and administrative expenses accounted for 7.4% and 7.1% of revenues for the years ended March 31, 2025 and 2024, respectively. Major changes in general and administrative expenses included (i) $167,534 increase in professional service fees paid for the intended initial public offering, such as audit fees and consulting fees, (ii) $48,442 increase in lease expenses as we opened a new office in Hangzhou City in fiscal year 2025 to facilitate future growth, and (iii) $53,220 increase in travel expenses due to increased administrative activities; while partially offset by (i) $145,652 decrease in employee salaries and benefits since we adjusted the salaries of our management team in order to economize on group expenses, (ii) $16,433 decrease in provision for expected credit losses, and (iii) $16,201 decrease in depreciation as we disposed a commercial vehicle in the year.

Interest expenses

Interest expenses increased by $46,050 or 47.2% from $97,552 for the year ended March 31, 2024 to $143,602 for the year ended March 31, 2025. Since we continued to invest in our business in fiscal year 2025, our PRC operating subsidiaries have made more borrowings from the banks and other institutions in the PRC during the year ended March 31, 2025 in order to meet our needs for working capital.

Gain on disposal of property and equipment

Our gain on disposal of property and equipment increased by $35,058 from $5,562 for the year ended March 31, 2024 to $40,620 for the year ended March 31, 2025. Our PRC operating subsidiaries disposed five retired transportation vehicles and a commercial vehicle in fiscal year 2025.

Government subsidies

Our income from government subsidies decreased by $10,560 from $27,202 for the year ended March 31, 2024 to $16,642 for the year ended March 31, 2025. These subsidies are from local government of Pu’Er City, Yunnan province to reimburse the Company’s railway costs incurred in transporting the city’s local produces, including timber, coffee beans, tea and sugar. Such subsidies were discretionary and conditional on qualifying railway costs being incurred. In fiscal year 2025, the city has continued to reduce such subsidies.

Insurance indemnity

Our insurance indemnity received from insurance companies has increased by $43,276 from $128,442 for the year ended March 31, 2024 to $171,718 for the year ended March 31, 2025, which was due to the increase in damage/losses from $184,188 for fiscal year 2024 to $257,158 for fiscal year 2025.

Income tax expenses

Our income tax expenses were $591,108 and $451,789 for the years ended March 31, 2025 and 2024, respectively, which were mainly resulted from income before tax in amounts of $2,371,134 and $1,535,489 for the years ended March 31, 2025 and 2024, respectively. We were subject to income tax on entity basis on income derived from the location in which each entity is domiciled.

The Company is incorporated in the Cayman Islands as an exempted company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Eastern BVI is incorporated in the British Virgin Islands as a holding company and is currently exempted from income and corporate tax under the current laws of British Virgin Islands. In addition, the British Virgin Islands does not levy capital gains tax on it.

Eastern HK is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD 2 million will be taxed at 16.5%. Eastern HK is not subject to income tax for the years ended March 31, 2025 and 2024 as it had no operating activities during these years.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are usually subject to a unified 25% income tax rate while preferential tax rates, tax holidays and certain tax exemptions may be granted on case-by-case basis.

According to the Circular on the Implementation of the Positive Policy on Inclusive Tax Relief for Small and Micro Enterprises (Cai Shui (2019) No. 13), as enacted by Ministry of Finance and State Taxation Administration of the PRC, an enterprise is recognized as a small-scale and low-profit enterprise if all of the followings are met (i) its taxable income does not exceed RMB3 million; (ii) total number of its employees does not exceed 300; and (iii) amount of its total assets does not exceed RMB50 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. This policy was originally effective since January 1, 2019 until December 31, 2021. Subsequently, Ministry of Finance and State Taxation Administration of the PRC have made supplements to this policy on March 14, 2022, March 26, 2023 and August 6, 2023, respectively, which have stated that since January 1, 2022, if an entity is identified as a small-scale and low-profit enterprise based on the above rules, it is entitled to a preferential tax rate of 5% on its taxable income, and such tax relief has been extended to December 31, 2027 at the same time. As a result, for the year ended March 31, 2024, Wuxi TC-Link, Yunnan Dongyuan and Chongqing Dayuan are qualified for small and low-profit enterprises with an income tax rate of 5%, while for the year ended March 31, 2025, Wuxi TC-Link, Yancheng TC-Link, Yunnan Dongyuan and Chongqing Dayuan are qualified for small and low-profit enterprises with an income tax rate of 5%.

Our effective income tax rate was 24.9% and 29.4% for the years ended March 31, 2025 and 2024, respectively. As our taxable income grows in fiscal year 2025, we made more rational tax plannings by taking advantage of our PRC operating subsidiaries being qualified for the 5% preferential tax rate. As a result, our effective income tax rate dropped.

Net income

As a result of the foregoing, we reported a net income of $1,780,026 and $1,083,700 for the years ended March 31, 2025 and 2024, respectively.

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our fully owned subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by the subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends ultimately to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capitals. The statutory reserve funds are not distributable as cash dividends. As of March 31, 2026 and 2025, the balances of the required statutory reserves were $962,302 and $888,085, respectively. Additionally, the paid-in capitals are also considered as restricted. Accordingly, as of March 31, 2026 and 2025, total restricted net assets amounted to $13,426,994 and $8,929,615, respectively.

As of March 31, 2026, we had cash and restricted cash of $3,293,572, notes receivable of $2,440,449 and accounts receivable, net of $15,388,751. As of this report date, approximately $2.0 million, or 82.0%, of notes receivable as of March 31, 2026 has been collected, and approximately $7.2 million, or 47.0%, of accounts receivable balance as of March 31, 2026 has been collected. As of March 31, 2026, our current assets were approximately $27.1 million, and our current liabilities were approximately $15.8 million. Accordingly, our working capital as of March 31, 2026 was about $11.3 million.

We have historically funded our working capital needs from revenue from our operations, capital contributions from shareholders, borrowings from financial institutions and related parties. Our working capital requirements are influenced by the level of our operations, our ability to manage accounts receivable collection and payments to suppliers.

As of March 31, 2026, $1,827,672 of our cash and restricted cash was held by our PRC operating subsidiaries with banks and financial institutions inside China. Substantially all of our operations are conducted in China and all of our revenues and expenses are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with applicable supporting documentation. These currency exchange regulations may restrict the ability of our PRC subsidiaries to transfer their net assets to us through loans, advances or cash dividends. Furthermore, as an offshore holding company with PRC entities, we may only transfer funds to or finance our PRC operating entities by means of loans or capital contributions. Any capital contributions or loans that we make to our PRC operating entities, including from the proceeds of our initial public offering, are subject to PRC regulations and approvals.

On a recurring basis, the primary future cash needs of the Company will be focused on operating activities, working capital, capital expenditures, investment, regulatory and compliance costs. We believe that our existing resources, including cash generated from operations, will be sufficient to meet our working capital requirement for our current operations over the next twelve months. In order to fully implement its business plan and sustain continued growth, the Company may also need to raise capital from outside investors.

Comparison of the Years Ended March 31, 2026 and 2025

The following table sets forth summary of our cash flows for the years ended March 31, 2026 and 2025, respectively.

	For the years ended
	March 31,
	2026	2025

Net cash used in operating activities	$(2,577,426)	$(2,158,708)
Net cash used in investing activities	(878,949)	(337,784)
Net cash provided by financing activities	5,835,653	1,176,298
Effect of exchange rate changes on cash and restricted cash	67,885	(3,856)
Net increase (decrease) in cash and restricted cash	2,447,163	(1,324,050)
Cash and restricted cash, beginning of the year	846,409	2,170,459
Cash and restricted cash, end of the year	$3,293,572	$846,409

Operating Activities

For the year ended March 31, 2026, our net cash used in operating activities was $2,577,426, which was primarily resulted from (i) net loss of $1,152,103; (ii) increase in advances to suppliers by $712,122, reflecting strategic investments to secure transportation capacity for future business growth; (iii) $750,493 increase in accounts receivable and $525,896 increase in notes receivable, respectively, reflecting the growth of our business; and (iv) increase in other current assets by $2,598,760, primarily due to higher advances to employees and security deposits paid to customers, driven by several ongoing project logistics contracts as of March 31, 2026; while partially offset by (i) increase in contract liabilities by $3,020,520, resulting from new project logistics contracts secured with multiple customers toward the end of fiscal year 2026.

For the year ended March 31, 2025, our net cash used in operating activities was $2,158,708, which was primarily resulted from (i) increase in accounts receivable by $1,655,731, as some of our customers slowed down their payments due to the general economic downturn; (ii) increase in other current assets by $866,022, as we have several on-going project logistic transportations as of March 31, 2025, the balance of advances to employees increased when compared with beginning of the year; and (iii) increase in other non-current assets by $1,165,934, as we have gained several new customers for our transportation services in fiscal year 2025, and we made security deposits to them; while partially offset by (i) net income of $1,780,026; and (ii) increase in income taxes payable by $293,220, as our current PRC income tax provisions increased.

Investing Activities

Net cash used in investing activities was $878,949 for the year ended March 31, 2026, resulting from cash spent in the purchase of property and equipment.

Net cash used in investing activities was $337,784 for the year ended March 31, 2025, which was due to $397,441 spent in the purchase of equipment, while partially offset by $59,657 proceeds received from disposal of equipment since we disposed several retired vehicles in fiscal year 2025 and we replaced them with new ones.

Financing Activities

Net cash provided by financing activities was $5,835,653 for the year ended March 31, 2026, which was primarily resulted from (i) $7,253,552 proceeds from bank and other borrowings; and (ii) $5,727,070 IPO net proceeds; while partially offset by (i) $5,698,992 repayments of bank and other borrowings; (ii) $1,237,842 expenses paid for the IPO; and (iii) $208,135 repayments to related parties.

Net cash provided by financing activities was $1,176,298 for the year ended March 31, 2025, which was primarily resulted from $5,051,065 proceeds received from bank and other borrowings; while partially offset by (i) $3,258,829 repayments of bank and other borrowings; and (ii) $419,470 expenses paid for initial public offering.

Comparison of the Years Ended March 31, 2025 and 2024

The following table sets forth summary of our cash flows for the years ended March 31, 2025 and 2024, respectively.

	For the years ended
	March 31,
	2025	2024

Net cash used in operating activities	$(2,158,708)	$(629,761)
Net cash (used in) provided by investing activities	(337,784)	44,248
Net cash provided by financing activities	1,176,298	1,848,254
Effect of exchange rate changes on cash	(3,856)	(55,378)
Net (decrease) increase in cash	(1,324,050)	1,207,363
Cash, beginning of the year	2,170,459	963,096
Cash, end of the year	$846,409	$2,170,459

Operating Activities

Net cash used in operating activities was $2,158,708 and $629,761 for the years ended March 31, 2025 and 2024, respectively.

For the year ended March 31, 2025, our net cash used in operating activities was $2,158,708, which was primarily resulted from (i) increase in accounts receivable by $1,655,731, as some of our customers slowed down their payments due to the general economic downturn; (ii) increase in other current assets by $866,022, as we have several on-going project logistic transportations as of March 31, 2025, the balance of advances to employees increased when compared with beginning of the year; and (iii) increase in other non-current assets by $1,165,934, as we have gained several new customers for our transportation services in fiscal year 2025, and we made security deposits to them; while partially offset by (i) net income of $1,780,026; and (ii) increase in income taxes payable by $293,220, as our current PRC income tax provisions increased.

For the year ended March 31, 2024, our net cash used in operating activities was $629,761, which was primarily resulted from (i) increase in accounts receivable by $2,659,755; and (ii) increase in notes receivable by $954,131, both are because our revenues have increased significantly in fiscal year 2024 as compared to the fiscal year 2023; while partially offset by (i) net income of $1,083,700; and (ii) increase in accounts payable by $1,566,498, as our purchases have increased significantly in fiscal year 2024 due to the growth of our business.

Investing Activities

Net cash used in investing activities was $337,784 for the year ended March 31, 2025, which was due to $397,441 spent in the purchase of equipment, while partially offset by $59,657 proceeds received from disposal of equipment since we disposed several retired vehicles in fiscal year 2025 and we replaced them with new ones.

Net cash provided by investing activities was $44,248 for the year ended March 31, 2024, which was primarily provided by $51,681 proceeds received in disposal of property and equipment.

Financing Activities

Net cash provided by financing activities was $1,176,298 for the year ended March 31, 2025, which was primarily resulted from $5,051,065 proceeds received from bank and other borrowings; while partially offset by (i) $3,258,829 repayments of bank and other borrowings; and (ii) $419,470 expenses paid for initial public offering.

Net cash provided by financing activities was $1,848,254 for the year ended March 31, 2024, which was primarily resulted from (i) $4,463,451 proceeds received from bank and other borrowings; and (ii) $834,000 capital contribution from four investors in a private placement; while partially offset by (i) $3,012,373 repayments of bank and other borrowings; and (ii) $402,097 expenses paid for initial public offering.

Off-balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risks

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our services do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Our operating transactions and assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies for capital account transactions. The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Recently Issued Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company consolidated financial statements.

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview --”Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from April 1, 2025 to March 31, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with generally accepted accounting  principles of the United States (“GAAP”). GAAP represents a comprehensive set of accounting and disclosure rules and requirements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We use historical data to assist in the forecast of our future results. Deviations from our projections are addressed when our financials are reviewed on a monthly basis. This allows us to be proactive in our approach to managing our business. It also allows us to rely on proven data rather than having to make assumptions regarding our estimates.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; and (ii) leases. See Note 2 - Summary of significant accounting policies to our consolidated financial statements for the disclosure of these accounting policies.

We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for expected credit losses

We maintain an allowance for credit losses for notes receivable, accounts receivable, advances to suppliers and other-current assets. In estimating the allowance for credit losses, we consider various factors, including historical collectability based on past due status, age of the account balances, credit quality of the customers/suppliers based on ongoing credit evaluations, as well as reasonable and supportable forecasts of future losses. Changes in these estimates and assumptions could materially affect the quantity of credit losses. As of March 31, 2026 and 2025, the allowance for expected credit losses for accounts receivable amounted to $290,403 and $169,297, respectively. As of March 31, 2026 and 2025, the allowance for expected credit losses on advances to suppliers amounted to $17,030 and $Nil, respectively. As of March 31, 2026 and 2025, the allowance for expected credit losses on other current assets amounted to $7,146 and $4,234, respectively. For notes receivable, the Company provided no allowance as of March 31, 2026 and 2025 as the expected credit loss would be immaterial, if any.

Impairment of long-lived assets

We review our long-lived assets—consisting of property and equipment, operating lease right-of-use assets, and certain other non-current assets—for impairment in accordance with ASC Topic 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. As of the reporting date, management identified no such triggering events or indicators of impairment under ASC 360-10-35-21. Accordingly, no impairment of long-lived assets was recognized for the years ended March 31, 2026, 2025, and 2024.

Interest rate of lease

As our lease agreements do not state an implicit interest rate, we use our incremental borrowing rate to determine the present value of lease payments in accordance with ASC Topic 842, Leases. The incremental borrowing rate is estimated based on the interest rate we would incur to borrow a fully collateralized amount equal to the lease payments over a similar term. Determining this rate involves management estimates regarding our creditworthiness, term-specific yield curves, and market conditions at lease commencement.

Valuation allowance for deferred tax assets

We evaluate our deferred tax assets quarterly under ASC Topic 740, Income Taxes, and establish a valuation allowance when realization is not more likely than not. This assessment relies on management judgments regarding projections of future taxable income, reversing temporary differences, and historical earnings trends. As of March 31, 2026 and 2025, our valuation allowance for deferred tax assets was $Nil and $4,613, respectively. Please refer to Note 16 to consolidated financial statements for detailed disclosure.

Measurement of progress toward completion for the provision of transportation services

In accordance with ASC Topic 606, revenue from transportation services is recognized over time using a time-based output method over the 2-to-15 day transit period, which best reflects the continuous transfer of value as goods are transported. Management estimates the degree of completion for in-transit shipments as of each reporting date. Unbilled amounts for in-transit services are recorded as contract assets, as the unconditional right to payment occurs upon final delivery. As of March 31, 2026 and 2025, contract assets totaled $38,343 and $31,709, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Albert Wong	59	Chief Executive Officer, Director and Chairman of the Board
Ching Hei Li	68	Director
Chung Leung Cheung	69	Chief Financial Officer
Lin Tan	57	Chief Operating Officer
Yu-yun Tristan Kuo (1)(2)(3)	70	Independent Director
Chun Pong (Colman) Chiu (1)(2)(3)	48	Independent Director
Shiu Wing Joseph Chow (1)(2)(3)	54	Independent Director
Chi Wing Ma	58	Director
Yuanjian Zhang (3)	36	Independent Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of corporate governance and nominating committee.

Biography

Albert Wong. Mr. Wong was appointed as the Chief Executive Officer (“CEO”) of the Company on February 8, 2024 and a director of the Company on July 27, 2023. Since Sept 2023, Mr. Wong has served as a director of Hangzhou TC-Link. From Feb 2006 to Sept 2023, Mr. Wong served as a director of Suzhou TC-Link. Mr. Wong has served as Chairman of the Board of Eastern Worldwide Company, Limited in Hong Kong since 1996. Mr. Wong was the Honorary President of Hong Kong Logistics Association and was conferred as its Life Honorary President in 2018. Mr. Wong received “Man of Year 2016” award from Esquire Magazine and was selected as “Hong Kong Tatler-Society Top 500” by Hong Kong Tatler. Mr. Wong received his MBA from Barrington University, USA in 2002 and received his PhD of Business Administration from International American University in 2012.

Chinghei Li. Mr. Li was appointed as a director of the Company on February 8, 2024. Since September 2023, Mr. Li has served as a director of Hangzhou TC-Link. Mr. Li has served as the General Manager of Eastern Worldwide Company, Limited in Hong Kong since 1994. From February 2006 to September 2023, Mr. Li served as a director of Suzhou TC-Link. From 1992 to 1994, Mr. Li worked as the Marketing Manager in Sankyu U.S.A. Inc. in Los Angeles. From 1982 to 1992, Mr. Li served as the Logistics Manager of Eastern Worldwide Co., Ltd.

Chungleung Cheung. Mr. Cheung was appointed as the Chief Financial Officer (“CFO”) of the Company on February 8, 2024. Mr. Cheung has served as a director of Hangzhou TC-Link since September 2023. From 1979 to January 31, 2024. Mr. Cheung served as the General Manager of the Finance and Administration Department of Eastern Worldwide Company, Limited in Hong Kong. From February 2006 to September 2023, Mr. Cheung served as a director of Suzhou TC-Link. In 2001, Mr. Cheung became a senior member of the Institute of Public Accountants in Australia (FIPA). Mr. Cheung became a senior member of the Institute of Financial Accountants in the UK (FIFA) in 1990 and a senior member of the Hong Kong Registered Financial Planners Association (FHKRFP) in 2003. Mr. Cheung completed the Certificate in Accountancy course from the Hong Kong Polytechnic University in 1980.

Lin Tan. Mr. Tan was appointed as Chief Operating Officer (COO) of the Company on February 8, 2024. Since September 2023, Mr. Tan has served as a director and chief executive officer of Hangzhou TC-Link. Since January 2006, Mr. Tan has served as a director and chief executive officer of Suzhou TC-Link. From 2000 to 2016, Mr. Tan has served as vice president of Eastern Worldwide Company, Limited Shenzhen Branch. From 1994 to 2000, Mr. Tan worked at Shenkyu Logistics, a Sino-Japanese joint venture and was responsible for transportation, storage yard and engineering logistics management. Mr. Tan graduated from Chongqing Jiaotong University in July 1992 with a bachelor’s degree in Transportation Management. Mr. Tan received MBA certificates from Tsinghua University in China and the University of Northern Virginia in the USA in August 2009 and June 2010, respectively.

Y. Tristan Kuo. Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Jowell Global Ltd. (Nasdaq: JWEL) since December 23, 2020. Since September 2022, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Cine Top Culture Holdings Limited. Since August 29, 2022, Mr. Kuo has served as a consultant and was the chief financial officer of Aerkomm Inc. (EuroNext-Paris: AKOM, OTCQX: AKOM) from April 10, 2017 to August 28, 2022. From November 1, 2019 to December 16, 2021, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Oriental Culture Holding LTD. (Nasdaq: OCG). From April 2016 to February 2020, Mr. Kuo served as vice president of investor relations and board secretary of Nutrastar International, Inc. From August 2015 to April 2017, Mr. Kuo served as chief financial officer of Success Holding Group International, Inc. From December 2014 to August 2015, Mr. Kuo served as engagement partner of Tatum. From August 2014 to May 2015, Mr. Kuo served as a member of board of directors and chairman of the audit committee of KBS Fashion Group Limited (NASDAQ: KBSF). From June 2012 to November 2013, Mr. Kuo served as chief financial officer of Crown Bioscience, Inc. Mr. Kuo was the chief financial officer of China Biologic Products (NASDAQ: CBPO) from June 2008 to May 2012 and was the vice president-finance of China Biologic Products from September 2007 to May 2008. Mr. Kuo received Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977. We believe that Mr. Kuo’s expertise and knowledge of accounting and management will benefit the Company’s operations and make him a valuable member of the board of directors and its committees.

Chun Pong (Colman) Chiu. Mr. Chiu has served as an executive director of investment banking and equity capital market department of TFI Capital Limited since July 2022. From May 2021 to July 2022, Mr. Chiu served as a director of Advent Corporate Finance Limited. From October 2019 to May 2021, Mr. Chiu served as an executive director and advisor of TD King Capital Limited. From August 2015 to July 2019, Mr. Chiu served as a director of South China Finance and Management Limited. From July 2009 to July 2015, Mr. Chiu served as a vice president of Longrun Tea Company Limited where he was responsible for fundraising and providing capital market advisory. Mr. Chiu also worked at the corporate finance department of ABN AMRO, DBS Asia Capital Limited and Shenyin Wanguo Capital (H.K.) Limited. Mr. Chiu received his Master of Finance from The University of Hong Kong in 2005.

Shiu Wing Joseph Chow. From 1999 to 2007, Mr. Chow worked in general commercial and intellectual property law. From 2007 to August 2015, Mr. Chow practiced at Maurice WM Lee, a law firm in Hong Kong, and held the position of partner at the time of his departure. From August 2015 to March 2017, Mr. Chow worked as consultant at C.T. Chan & Co., a law firm in Hong Kong. Since October 2013, Mr. Chow has been an independent non-executive director of Integrated Waste Solution Group Holdings Limited (HKSE: 0923). Since February 29, 2024, Mr. Chow has served as an independent director of Intelligent Group Ltd. Since March 2017, Mr. Chow has been a co-founder and partner of Wellington Legal, a full service law firm in Hong Kong. Since September 2018, Mr. Chow has been a director of Jump Start Media, a startup innovation media platform incorporated in Hong Kong that aims to support regional startups in Asia. Since September 2020, Mr. Chow has been a director of Solaris Fund Management. Since June 2021, Mr. Chow has been a director of Blue Safari Group Acquisition Corporation (NASDAQ: BSGA), a SPAC that completed its business combination with Bitdeer Technologies Holding Company in April 2023, a technology company in the field of cryptocurrency mining. Mr. Chow obtained a Bachelor of Laws from the City University of Hong Kong in 1996, and a Post-Graduate Certificate in Laws from the University of Hong Kong in 1997, and was admitted in Hong Kong as a solicitor in 1999.

Chi Wing Ma Mr. Ma was appointed as a director of the Board on May 18, 2026. Mr. Ma served as an Executive Director of Chevalier International Holdings Limited (HKSE:0025) from September 2010 to January 2026 and he started as a trainee of this company in September 1993. Mr. Ma has served as an assistant to Mr. Albert Wong, Chairman of the Board and Chief Executive Officer of the Company since February 2026. Mr. Ma holds an MBA from the University of Warwick (UK), a Bachelor’s degree in International Business Studies from City University of Hong Kong, a Corporate Finance Certificate from the University of California, Berkeley (USA), and a Professional Certificate in China Construction from Tsinghua University (Mainland China).

Yuanjian Zhang Mr. Zhang was appointed as a director of the Board on May 18, 2026. Mr. Zhang is the founder of Guangzhou Rich Dad Consulting Management Co., Ltd since 2021. From 2018 to 2021, Mr. Zhang was the National Investment Promotion Director & Business School Director of Jiexika Medical Beauty Group Co., Ltd. From 2016 to 2018, Mr. Zhang was the Regional Supervisor of Southwest & East China Regions for Guangzhou Diebian Great Health Industry Co., Ltd. From 2015 to 2016, Mr. Zhang was the Founder & Marketing Director of Guangxi Lvtong Planting Promotion Co., Ltd. Mr. Zhang holds a junior college degree with automotive technical service and marketing planning major from Nanning College.

6.B. Compensation

For the fiscal year ended March 31, 2026, we paid an aggregate of approximately $247,478 in cash to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by the board of directors from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason, and such termination shall take effect 30 days after the receipt by the Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his or her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him or herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

We have entered into director agreements with each of our independent directors, which agreements set forth the terms and provisions of their respective engagements.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current Memorandum and Articles of Association.

Share Incentive Plan

The Board of Directors of the Company approved and adopted Eastern International Ltd. 2025 Omnibus Equity Plan (the “2025 Plan”) on December 2, 2025. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2025 Plan is limited to 1,500,000 shares.

On February 23, 2026, the Company authorized to grant 440,000 Ordinary Shares in aggregate to five managers under the 2025 Omnibus Equity Plan to reward their services rendered during September 1, 2025 to January 31, 2026. The 440,000 Ordinary Shares were valued based on the closing stock price of $1.03 on February 23, 2026, the grant date. Accordingly, the grant of 440,000 Ordinary Shares resulted in $453,200 compensation costs, which were charged to general and administrative expenses for the year ended March 31, 2026.

On March 31, 2026 (the “Grant Date”), the Compensation Committee (“Committee”) of the Board of Directors (the “Board”) of granted stock awards of ordinary shares of the Company, par value $0.0001, pursuant to the 2025 Plan, to certain officers and directors of the Company (the “Grantees”), including: 180,000 Ordinary Shares to Albert Wong, Chief Executive Officer and Chairman of the Board, 100,000 Ordinary Shares to Chung Leung Cheung, Chief Financial Officer of the Company, 80,000 Ordinary Shares to Ching Hei Li, a director of the Board, 5,000 Ordinary Shares to each of Yu-yun Tristan Kuo, Chun Pong Chiu and Shiu Wing Joseph Chow, directors of the Board (collectively, the “Grants”). The Grants vested immediately on the Grant Date and each of the grantees also entered into an Unrestricted Stock Award Agreement with the Company on March 31, 2026.

As of the date of this report, 815,000 shares under 2025 Plan have been granted and 685,000 shares are available under the 2025 Plan. The following paragraphs summarize the terms of the 2025 Plan:

Administration. The 2025 Plan requires a committee of non-employee directors to administer the 2025 Plan. Currently, our Compensation Committee, which we refer to hereto as the Committee, administers the 2025 Plan.

Shares Subject to the Equity Plan. The shares issuable under the 2025 Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2025 Plan is limited to 1,500,000 shares.

Types of Awards and Eligibility. The 2025 Plan provides for five types of awards and they are: Stock Options, Stock Appreciation Rights (“SAR”), Unrestricted Stock, Restricted Stock and Restricted Stock Units. The Eligible Persons under the 2025 Plan include Employees, Outside Directors, Consultants and New Hires of the Company or its subsidiaries, as selected by our Board or the designated committee thereof.

Vesting and Forfeiture. The Committee determines the time and conditions under which the award will vest or the period of time after which the restriction shall lapse as part of making an award. Vesting or the lapse of the period of restriction may, in the Committee’s discretion, be based solely upon continued employment or service for a specified period of time, or may be based upon the achievement of specific performance goals (individual, corporation or other basis), or both. Unless otherwise provided by the Committee, when a participant terminates employment or service with us, all unexercised or unvested awards are forfeited, and if the termination is without cause, all outstanding vested options and SARs will continue to be exercisable until the earlier of the expiration term or the date that is three months after such termination date.

Prohibition on Repricing. Except as required or permitted pursuant to a corporate transaction (including, without limitation, any recapitalization or reorganization), in no event will an option or SAR be amended to reduce the exercise or base price or be canceled in exchange for cash, other awards or options or SARs with an exercise price or base price less than the exercise price of the original option or base price of the original SAR without shareholder approval.

Limits on Transfers of Awards/Beneficiary Designation. All awards are exercisable only by the participant during the participant’s lifetime, and are transferable only by will or by the laws of descent and distribution; provided, however, that the Committee may permit a transfer of an award, other than an incentive stock option, to a family member of an individual, subject to such restrictions as the Committee may provide.

Term. The 2025 Plan is effective immediately upon the adoption by our Board of Directors and will terminate on the earliest to occur of (i) the 10th anniversary of the 2025 Plan’s effective date, or (ii) the date on which all shares available for issuance under the 2025 Plan shall have been issued as fully-vested shares.

6.C. Board Practices

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. The Board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a Board meeting, appoint any person as a director, to fill a vacancy on the Board arising from the office of any director being vacated in any of the circumstances described in Memorandum and Articles of Association, or as an addition to the existing Board. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the Board. The office of director shall be vacated, if the director: (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b)dies or is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to the Company; (d) without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or (e) is removed from office pursuant to any other provision of the Memorandum and Articles of Association.

Our officers are elected by and serve at the discretion of the board of directors.

Our board of directors currently consists of 7 directors. We have established an audit committee, a compensation committee and a corporate governance and nominating committee. Each of the committees of the board of directors has the composition and responsibilities described below.

Audit Committee

Chun Pong (Colman) Chiu, Shiu Wing Joseph Chow, Y. Tristan Kuo are members of our Audit Committee; Y. Tristan Kuo serves as the chairman of the Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversee all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board of directors;

●	review and approve in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical, and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and make recommendations to the board of directors regarding corporate governance issues and policy decisions.

We have determined that Y. Tristan Kuo possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Chun Pong (Colman) Chiu, Shiu Wing Joseph Chow, Y. Tristan Kuo are the members of our Compensation Committee; Chun Pong (Colman) Chiu serves as the chairman of the Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee.

In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

●	approve compensation principles that apply generally to Company employees;

●	make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans and to oversee the application of the Company’s compensation recoupment/clawback policy;

●	administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company; and

●	determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors.

Corporate Governance and Nominating Committee

Chun Pong (Colman) Chiu, Shiu Wing Joseph Chow, Yuanjian Zhang, Y. Tristan Kuo are the members of our Corporate Governance and Nominating Committee; Shiu Wing Joseph Chow serves as the chairman of the Corporate Governance and Nominating Committee. All members of our Corporate Governance and Nominating Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Corporate Governance and Nominating Committee.

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating Committee shall:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that Chun Pong (Colman) Chiu, Shiu Wing Joseph Chow, Y. Tristan Kuo and Yuanjian Zhang are “independent directors” as defined by NASDAQ.

6.D. Employees

As of March 31, 2026 and March 31, 2025, we had 138 and 133 employees, respectively. The following table sets forth the breakdown of our employees as of March 31, 2026 by function:

Category	Number of Employees	Percentage of workforce
Management and Administrative	26	18.8%
Accounting	13	9.4%
Engineering and Technical	23	16.7%
Marketing and Sales	9	6.5%
Transportation	16	11.6%
On Site Support	31	22.5%
Customer Service	14	10.1%
Dockworker	5	3.6%
Welfare	1	0.7%
Total	138	100%

As of March 31, 2026, 24 of our employees were based in Hangzhou, China, where our principal executive offices are. Also, 59 of our employees were based in Suzhou, China, where our operating headquarters are. 9 of our employees were based in Wuxi, China, 26 of our employees were based in Yancheng, China, 9 of our employees were based in Yunan, China, 4 of our employees were based in Chongqing, China, and 7 of our employees were based in Guizhou, China.

We understand that our success depends on our ability to attract, train and retain our employees. Therefore, as part of our human resources strategy, we offer employees competitive salaries, stock awards, performance-based cash bonuses and promotions, engagement activities, various welfare as well as other incentives. We design and provide training to our employees regularly in order to enhance their professional skills and foster their career development. We also recognize the importance of keeping our employees safe.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances for our employees, up to a maximum amount specified by the local government from time to time. As of the date of this annual report, we have made adequate employee benefit payments. However, if the relevant authorities found that we failed to make adequate payments, we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 30, 2026 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable to such persons upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof. These shares, however, are not included in the computation of the percentage ownership of any other person.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The calculations in the table below are based on 12,832,000 Ordinary Shares, 1,000,000 Series A Preferred Shares issued and outstanding as of the date of July 30, 2026.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Eastern International Ltd., at Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu, Chuanhua Smart Center Science and Technology City Block, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China 311231. Our telephone number is +86 571-8235-6096.

	Ordinary Shares Beneficially Owned		Series A Preferred Shares Beneficially Owned		Aggregated Voting Power
Name of Beneficial Owners	Number	%	Number	%	Number	%
Directors and Executive Officers:
Albert Wong (1)	4,446,000	34.6	1,000,000	100	14,446,000	63.3
Ching Hei Li	403,110	3.1	-		403,110	1.8
Chung Leung Cheung	523,000	4.1	-		523,000	2.3
Lin Tan (2)	488,320	3.8	-		488,320	2.1
Yu-yun Tristan Kuo	5,000	*	-		5,000	*
Chun Pong (Colman) Chiu	5,000	*	-		5,000	*
Shiu Wing Joseph Chow	5,000	*	-		5,000	*
Chi Wing Ma	-		-		-
Yuanjian Zhang	-		-		-
All directors and executive officers as a group (9 individuals)	5,875,430	45.8			15,875,430	69.5
5% or More Shareholders:
Eastern Worldwide Logistics Group Inc. (1)	4,266,000	33.2			4,266,000	18.7
Ms. Weimei Huang (3)	3,578,170	27.9			3,578,170	15.7
Eastern1 Holdings Ltd. (3)	3,578,170	27.9			3,578,170	15.7

(1)

Mr. Albert Wong, Chairman of our Board and Chief Executive Officer of the Company, is the 70% shareholder of Eastern Worldwide Logistics Group Inc., a Samoa company which owns 4,266,000 Ordinary Shares. The registered address of Eastern Worldwide Logistics Group Inc. is Portcullis Chambers, P.O. Box 1225, Apia, Samoa. Mr. Albert Wong also owns all 1,000,000 of the Company’s outstanding Series A Preferred Shares, and each holder of one Series A Preferred Share has the right to 10 votes at a meeting of the shareholders of the Company.

(2)	Mr. Lin Tan, our Chief Operating Officer is the sole shareholder of Eastern2 Holdings Ltd., which holds 488,320 ordinary shares. The registered address of Eastern2 Holdings Ltd. is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands

(3)	Ms. Weimei Huang is the sole shareholder of Eastern1 Holdings Ltd. The registered address of Eastern1 Holdings Ltd. is Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

*	less than 1%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Employment Agreements, Director Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements, Director Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers —Share Incentive Plans.”

Other Transactions with Related Parties

The details of the related parties involved in related party balances and transactions are summarized as follows:

Name of Related Parties	Relationship to the Company	Nature of Transactions
Eastern Worldwide Logistics Group Inc.	Controlled by a major shareholder of the Company, Mr. Albert Wong	Working capital loan
Shenzhen Eastern Worldwide Logistics Co., Ltd.	Controlled by a major shareholder of the Company, Mr. Albert Wong	Revenue, purchase, working capital loan
Eastern Worldwide Company, Limited	Controlled by a major shareholder of the Company, Mr. Albert Wong	Purchase
Lin Tan	Chief Operating Officer (“COO”) of the Company	Working capital loan

Details of related party balances are summarized as follows:

Accounts receivable from a related party

	As of March 31,
	2026	2025

Shenzhen Eastern Worldwide Logistics Co., Ltd.	$318,211	$695,671
Account receivable from a related party, gross	318,211	695,671
Less: allowance for expected credit losses	(7,336)	(54,332)
Account receivable from a related party, net	$310,875	$641,339

Contract asset – a related party

	As of March 31,
	2026	2025

Shenzhen Eastern Worldwide Logistics Co., Ltd.	$2,392	$-
Contract asset – a related party	$2,392	$-

Amount due from a related party

	As of March 31,
	2026	2025

Eastern Worldwide Logistics Group Inc.	$-	$136,416
Amount due from a related party	$-	$136,416

Amount due to a related party

	As of March 31,
	2026	2025

Lin Tan	$-	$203,695
Amount due to a related party	$-	$203,695

Amounts due from (to) related parties were interest-free, unsecured and due (repayable) on demand. The Company made (obtained) funds to (from) its related parties for business purposes. As of March 31, 2026, the outstanding balances of amounts due from (to) related parties had been fully settled.

Details of related party transactions are summarized as follow:

Revenues from a related party customer

	For the years ended March 31,
	2026	2025	2024

Shenzhen Eastern Worldwide Logistics Co., Ltd.	$253,795	$335,598	$282,564
Revenues from a related party customer	$253,795	$335,598	$282,564

Purchases from related party suppliers

	For the years ended March 31,
	2026	2025	2024

Shenzhen Eastern Worldwide Logistics Co., Ltd.	$18,315	$8,581	$-
Eastern Worldwide Company, Limited	-	-	574
Purchases from related party suppliers	$18,315	$8,581	$574

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this Annual Report on 20-F, beginning on page F-1.

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

Dividends

On September 30, 2023, the board of directors of Suzhou TC-Link declared cash dividends of RMB9,039,288 ($1,238,938) to all existing shareholders of Suzhou TC-Link registered on the date of declaration (See Note 13 of the financial statements). Other than that, we have not declared or paid cash dividends since the Company was incorporated on July 27, 2023 in the Cayman Islands and we have no plan to declare or pay any dividends in the near future on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4.B. Business Overview—Regulations —Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

No Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “ELOG”. The shares began trading on August 28, 2025 on the NASDAQ Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares have been listed on the Nasdaq Capital Market since August 28, 2025 under the symbol “ELOG”.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company limited by shares and our affairs are governed by our current memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

On June 22, 2026, the Company held an Extraordinary General Meeting (the “Extraordinary Meeting”) of shareholders. At the Extraordinary Meeting, the shareholders of the Company approved the following ordinary resolution: the 1,000,000 issued preferred shares with a nominal or par value of USD0.0001 per share be re-designated as 1,000,000 series A preferred shares with a nominal or par value of USD0.0001 per share with their rights unchanged and as set out in the third amended and restated memorandum and articles of association and the rights and terms of the remaining 49,000,000 Preferred Shares will be determined by the Directors from time to time before the issuance of such shares (the “Share Redesignation”) such that after the Share Redesignation, the authorized share capital shall become USD50,000 divided into (i) 450,000,000 ordinary shares with a nominal or par value of USD0.0001 per share, (ii) 1,000,000 series A preferred shares with a nominal or par value of USD0.0001 per share and (iii) 49,000,000 preferred shares with a nominal or par value of USD0.0001 per share (the “Share Redesignation and Share Capital Changes”). At the Extraordinary Meeting, the shareholders of the Company also approved a special resolution that the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”), which contains all the proposed amendments mentioned in the proxy statement, be and are approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect upon passing of ordinary resolution above, and any director, registered office provider or company secretary of the Company be and is authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement the adoption of the Third Amended and Restated M&A, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

Our registered office in the Cayman Islands is located at 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands.

According to clause 3 of our current amended and restated memorandum of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other Law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

However, no dividend shall bear interest against the Company.

Voting Rights. Each Ordinary Share shall be entitled to one vote on all matters subject to vote at general and special meetings of our Company and each preferred share shall be entitled to ten (10) votes on all matters subject to vote at general and special meetings of our Company. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our Company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as making changes to our Memorandum and Articles of Association.

There are no limitations on non-residents or foreign shareholders in the Memorandum and Articles of Association to hold or exercise voting rights on the Ordinary Shares of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our Ordinary Shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of Ordinary Shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be materially adversely varied with the written consent of the holders of all of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Anti-Takeover Provisions. Some provisions of our current Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Transfer of Ordinary Shares. The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year.

All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

Inspection of Books and Records. The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors. The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Directors or by Ordinary Resolution.

General Meeting of Shareholders. All general meetings other than annual general meetings shall be called extraordinary general meetings. The Company may (but shall not be obliged to, unless as required by applicable law or Designated Stock Exchange Rules) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors. At least seven (7) calendar days’ notice shall be given for any general meeting. No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all Shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preferred Shares

The Board may authorise the division of shares into any number of classes and the different classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by the Board or by an Ordinary Resolution. The Board may issue shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. The Board may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares and Series A Preferred Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Board shall by resolution of Board determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	the amount or amounts payable upon Preferred Shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(g)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(h)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(i)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(j)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(k)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Board may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue shares to bearer.

Series A Preferred Shares

Each Series A Preferred Share is convertible into one Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Series A Preferred Share delivering a written notice to the Company that such holder elects to convert a specified number of Preferred Share into Ordinary Shares. In no event shall Ordinary Shares be convertible into Preferred Shares.

Upon any sale, transfer, assignment or disposition of any Series A Preferred Share by a Shareholder to any person who is not an Affiliate of such Shareholder, or upon a change of control of any Series A Preferred Share to any Person who is not an Affiliate of the registered shareholder of such Share, such Series A Preferred Share shall be automatically and immediately converted into one Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Series A Preferred Share to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Series A Preferred Shares, in which case all the related Series A Preferred Shares shall be automatically converted into the same number of Ordinary Shares.

Any conversion of Series A Preferred Shares into Ordinary Shares pursuant to these articles in the Memorandum and Articles of Association shall be effected by means of the re-designation of each relevant Series A Preferred Share as an Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation of the relevant Series A Preferred Shares as Ordinary Shares.

Save and except for voting rights and conversion rights as set out in Memorandum and Articles of Association, the Ordinary Shares and the Series A Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

Currently there are no exchange control regulations in the Cayman Islands applicable to us and shareholders.

China

See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Foreign Exchange” for exchange controls in China.

10.E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, the Company may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008, and Circular 7, in replacement of some of the existing rules in Circular 698, became effective in February 2015. On October 17, 2017, the SAT promulgated Bulletin 37, and Circular 698 was replaced effective December 1, 2017. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. We and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars. In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018, and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (for Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Eastern HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). U.S. tax consequences to non-U.S. holders are not discussed here. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax/net investment income tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under applicable U.S. Internal Revenue Service authority, ordinary shares are considered readily tradeable for purposes of clause (1) above if they are listed on an established securities market in the United States, which presently includes the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law, regulation or interpretation after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess generally will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our current or accumulated earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we hold will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in any offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year, and no assurance can be given regarding our PFIC status for any taxable year. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares. Prospective investors should assume that PFIC status is uncertain and consult their own tax advisors regarding the PFIC rules and the consequences to them if we are or become a PFIC.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations.

We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Effective March 18, 2026, as a “foreign private issuer”, our directors and officers, are required to comply with the reporting requirements of Section 16 of the Exchange Act, but remain exempt from the short-swing rules contained in Section 16 of the Exchange Act. You may also visit us on the world wide web at http://www. elogint.com. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity Risk

The Company is exposed to liquidity risk, which is the risk that it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions to obtain short-term funding to meet liquidity shortages.

As of March 31, 2026, the Company maintained cash and restricted cash of $3,293,572, notes receivable of $2,440,449, and accounts receivable, net, of $15,388,751. As of March 31, 2026, the Company’s current assets were approximately $27.1 million, and its current liabilities were approximately $15.8 million, resulting in working capital of approximately $11.3 million. Accordingly, as of March 31, 2026, the Company was not subject to significant liquidity risk.

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from its services do not increase with such increased costs.

Interest Rate Risk

The Company’s exposure to interest rate risk primarily relates to the interest income that its deposited cash can earn. On the other hand, interest-bearing instruments carry a degree of interest rate risk. The Company has not been exposed to material risks due to changes in interest rates. An increase in interest rates, however, may raise the cost of any debt the Company incurs in the future.

As of March 31, 2026, the Company had total bank and other borrowings of $5,563,012, all of which bear fixed interest rates ranging from 2.30% to 8.54% per annum.  Because all of the Company’s borrowings carry fixed rates, fluctuations in market interest rates would not affect the Company’s interest expense on existing debt during their respective terms. However, upon maturity and refinancing of such debt, the Company would be subject to prevailing market rates at that time.

The Company does not use derivative financial instruments to manage interest rate risk.

Foreign Currency Exchange Rate Risk

The Company’s reporting currency is the U.S. dollar (“US$”), while the functional currency of its PRC operating subsidiaries is the Renminbi (“RMB”), the functional currency of Eastern HK is the Hong Kong dollar (“HKD”), and the functional currencies of the Company and Eastern BVI are the US$. Substantially all of the Company’s revenues, cost of revenues, and operating expenses are denominated in RMB. Substantially all of the Company’s assets and liabilities are denominated in RMB.

As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If RMB depreciates against US$, the value of the Company’s RMB-denominated revenues, net income, and assets as expressed in its US$ financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates, while revenues and expenses are translated at average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are included in determining other comprehensive loss, a component of equity. As of March 31, 2026, the Company’s accumulated other comprehensive loss was $226,287.

RMB is not freely convertible into foreign currencies for capital account transactions. The value of RMB against the US$ and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. All foreign exchange transactions must take place through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Very limited hedging options are available in China to reduce exposure to exchange rate fluctuations.

To date, the Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk.

Credit Risk

Financial assets of the Company that are potentially subject to credit risk mainly consist of cash, notes receivable, accounts receivable, contract assets, advances to suppliers, and other current assets. The Company’s cash deposits are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management.

In the PRC, an individual entity’s deposit maintained at a bank is insured for a maximum of RMB500,000 (approximately $72,000) in the event of bank failure. In Hong Kong, an individual entity’s deposit maintained at a bank is insured for a maximum of HKD 800,000 (approximately $102,000) in the event of bank failure. As of March 31, 2026, a cash balance of $1,588,970 was maintained at financial institutions in the PRC, of which approximately $1,073,965 was uninsured; and a cash balance of $1,462,580 was maintained at financial institutions in Hong Kong, of which approximately $1,287,678 was uninsured.

As of March 31, 2026 and 2025, the allowance for expected credit losses on accounts receivable amounted to $290,403 and $169,297, respectively. The Company maintains allowances for expected credit losses on other financial assets based on age, collectability history, and reasonable and supportable forecasts of future losses.

Concentration Risk

For the year ended March 31, 2026, one customer accounted for approximately 49% of the Company’s total revenues. As of March 31, 2026, one customer accounted for approximately 44% of the Company’s total accounts receivable. For the year ended March 31, 2026, two suppliers accounted for approximately 22% and 12% of the Company’s total purchases, respectively. These concentrations could expose the Company to material financial loss if a major customer or supplier defaults or terminates its business relationship with the Company.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, including the Share Redesignation and Share Capital Changes effected on June 22, 2026.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-281900) in relation to the initial public offering of 1,600,000 ordinary shares of the Company. Our initial public offering closed on August 29, 2025. Maxim Partners LLC was the representative of the underwriters for our initial public offering. We offered and sold 1,600,000 ordinary shares and received gross proceeds of US$6.4 million. The registration statement was declared effective by the SEC on August 27, 2025. The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$2.8 million, which included approximately US$464,000 in underwriting discounts and commissions for the initial public offering and approximately US$2.3 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. The net proceeds of the initial public offering, after deducting the amount of expenses incurred by the Company in connection with the issuance and distribution of the registered securities for underwriting discounts and commissions, expenses paid to or for underwriters, other expenses and total expenses, is approximately $3.6 million. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the F-1 Registration Statement to March 31, 2026, we have used approximately $2.14 million of net proceeds received from our initial public offering, including approximately $1.18 million for business operations, approximately $0.57 million for professional fees and management salaries and approximately $0.39 million for ERP software update. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2026, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

Changes in Internal Control

There were no changes in our internal controls over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, such internal control.

ITEM 16. [RESERVED]

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Y. Tristan Kuo, Chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of our company. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File Number: 333-281900), as amended, initially filed with the SEC on September 3, 2024.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our independent registered public accounting firm, for the years ended March 31, 2026 and 2025.

	Year Ended March 31, 2026	Year Ended March 31, 2025
Audit fees(1)	$220,000	$260,000
Audit related fees(2)	15,000	-
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$235,000	$260,000

(1)	“Audit fees” means the aggregate fees billed and settled as of the submission of this report for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements for those fiscal years and review interim financial statements for those fiscal periods.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, or Nasdaq, we are subject to the Nasdaq corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. Currently, we follow our home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”). Rule 5620(a) requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees; and Rule 5635(d) of the Rules requires shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). If we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.”

Furthermore, we are also permitted to rely on exemptions afforded to controlled companies. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Albert Wong, our Chief Executive Officer and Chairman of the Board, has more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. If we choose to rely on these exemptions in the future, our shareholders may not be afforded the same protection that they would otherwise enjoy under these exempted Nasdaq corporate governance rules.

See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares— We are a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to shareholders of other companies listed on stock exchanges in the United States.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management mechanism is fully integrated into the Company’s overall risk management system. The Board of Directors regularly reviews our cybersecurity control framework and cybersecurity strategy. We have formulated and issued formal Cybersecurity Management Policy and its detailed implementation guidelines, which were first adopted in August 2024 by Hangzhou TC-Link, the WFOE and shareholder of all our operating subsidiaries in China. Our Network Maintenance Center carries out daily cybersecurity threat monitoring, risk identification and risk mitigation of system breakdown, data leakage, network attack and reputational risk as part of the Company’s overall risk management work.

Key Elements of Our Approach

1.Continuous monitoring of cybersecurity threats using data analytics and network systems.

2. Materiality assessment of incidents by senior management and the Board, with external input as needed.

3. Board oversight of cybersecurity risks and disclosure compliance.

4. Training—We maintain cybersecurity management policy and provide periodic employee training to ensure compliance and risk reporting.

Our Network Maintenance Center follows strict internal procedures to complete all cybersecurity risk assessments in-house, and we have not engaged any third-party assessors for such work as of now. We will hire qualified third-party consultants to conduct relevant assessments if needed.

We do not engage third-party vendors to undertake core cybersecurity and network operation work. For third-party partners such as logistics service providers that exchange data and documents with us, we have adopted basic isolation control measures including password-protected compressed files for file transmission to avoid plaintext transmission risks. However, we have not yet formulated formal written standardized assessment procedures and assessment reports covering third-party cybersecurity risks.

We continue to allocate resources and capital to upgrade cybersecurity systems and supporting control measures. To date, our operating performance and financial position have not been materially adversely affected by cybersecurity threats or historical security incidents.

Our board of directors bears the ultimate oversight responsibility for all cybersecurity risks, acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

The board of directors receives reports from management on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information from management regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the management will submit relevant matters to the Board of Directors for review and approval.

Management has formulated and formally issued the Company’s Cybersecurity Management policy to standardize full-cycle cybersecurity risk control. The Network Maintenance Center, under management’s supervision, undertakes daily assessment, identification and mitigation of all material cybersecurity risks following strict internal procedures.

All network equipment, corporate LAN access, data backup, virus prevention, internal account management and employee network compliance are uniformly administered by the Network Maintenance Center. Management mandates mandatory anti-virus deployment, regular system security scans and full data backup rules to guard against data leakage, network attacks and operational disruptions.

The Network Maintenance Center reports potential security vulnerabilities, abnormal network alerts and any cybersecurity incidents to senior management in a timely manner. Management oversees the implementation of all cybersecurity policies, enforces cross-departmental compliance requirements, and imposes disciplinary penalties for violations of network security rules.

Ultimate oversight responsibility for cybersecurity risks rests with the Board of Directors. The management team led by the CEO, COO and CFO is responsible for executing the Company’s cybersecurity risk management framework. For daily operational implementation, Mr. Zhinan Chen (Assistant of the General Manager’s & IT Administrator of Hangzhou TC-Link) leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within the Company and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures.

Mr. Chen has accumulated long-term comprehensive IT operation and security management experience. During his tenure as Support Professional for Surface tablets, Mr. Chen handled terminal hardware and software failures, collected user security-related feedback and delivered optimization suggestions to product teams, laying a foundation for terminal risk identification. Since 2015, serving as General Manager Office Assistant and IT Administrator, Mr. Chen has taken charge of full-lifecycle management of corporate IT assets, Windows terminal security configuration, server and network equipment monitoring, regular system inspections, and standardized fault response mechanisms to mitigate system abnormal risks. Mr. Chen formulated standardized operation SOPs and technical manuals covering terminal security, equipment maintenance and data management, established early warning mechanisms for IT equipment and supplies to prevent unexpected system outages, regularly analyzed equipment operation data to identify potential security and stability risks in advance, and implemented preventive maintenance to reduce system failure rates. He also managed company-wide software asset compliance to avoid unauthorized software risks, handled daily network and terminal faults, and built efficient response procedures to ensure stable and secure operation of the Company’s internal network and information systems.

Our Network Maintenance Center has established standardized full-lifecycle management procedures covering the prevention, detection, mitigation and remediation of cybersecurity incidents. Core control measures include unified management of all network equipment, centralized allocation of user accounts and IP addresses, mandatory installation of anti-virus software on all terminals, regular backup of server data, periodic vulnerability scanning, and approval processes for internet access and software installation. The Network Maintenance Center monitors system anomalies around the clock, records all security issues and disposal progress, and reports to management in a timely manner. Management enforces unified employee cybersecurity compliance requirements and imposes corresponding disciplinary penalties for violations such as unauthorized network access and confidential data leakage.

The leader of Network Maintenance Center (Mr. Zhinan Chen) shall first report all cybersecurity risk information and material cybersecurity-related matters to the senior management team consisting of CEO, COO and CFO in a timely manner. The senior management team bears the executive management responsibility and will further escalate material cybersecurity risks and major incidents to the Board of Directors promptly for oversight and review.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-42.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Third Amended and Restated Memorandum and Articles of Association
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-281900), as amended, initially filed with the SEC on September 3, 2024)
2.2*	Description of Securities
4.1	Form of Indemnification Agreement by between the Company and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-281900), as amended, initially filed with the SEC on September 3, 2024)
4.2*	Director Agreement by and between the Company and Y. Tristan Kuo dated August 27, 2025
4.3*	Director Agreement by and between the Company and Chun Pong (Colman) Chiu dated August 27, 2025
4.4*	Director Agreement by and between the Company and Shiu Wing Joseph Chow dated August 27, 2025
4.5	Eastern International Ltd. 2025 Omnibus Equity Plan (incorporated herein by reference to Exhibit 99.1 to the Form S-8, filed with the SEC on January 5, 2026)
4.6	Employment Agreement by and between Albert Wong and the Company dated February 8, 2025 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-281900), as amended, initially filed with the SEC on September 3, 2024)
4.7	Employment Agreement by and between Chung Leung Cheung and the Company dated February 8, 2025 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-281900), as amended, initially filed with the SEC on September 3, 2024)
4.8	Employment Agreement by and between Lin Tan and the Company dated February 8, 2025 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-281900), as amended, initially filed with the SEC on September 3, 2024)
4.9	Share Transfer Agreement by and between Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. and Guizhou Minji Construction Engineering Co., Ltd. dated October 22, 2025 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the SEC on October 27, 2025)
4.10*	Supplementary Agreement II to the Lease Agreement by and between Changxi Supply Chain Management (Changshu) Co., Ltd. and Suzhou TC-Link Logistics Co., Ltd
4.11*	Transit Warehouse Storage Service and Equipment Loading/Unloading Agreement by and between Yancheng TC-Link Logistics Co., Ltd. and Jiangsu Xingkai Supply Chain Management Co., Ltd
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-281900), as amended, initially filed with the SEC on September 3, 2024)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Jiangsu Qiaobian Law Firm
15.2*	Consent of WWC, P.C.
19.1*	Insider Trading Policy
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

eastern international Ltd.

/s/ Albert Wong
	Name:	Albert Wong
	Title:	Chief Executive Officer

Date: July 30, 2026

EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Eastern International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eastern International Ltd. and its subsidiaries (collectively, the “Company”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2023.

San Mateo, California

July 30, 2026

EASTERN INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2026	2025
ASSETS
Current assets:
Cash	$3,054,870	$846,409
Restricted cash	238,702	-
Notes receivable	2,440,449	1,805,140
Accounts receivable - third parties, net	15,077,876	13,679,559
Accounts receivable - a related party, net	310,875	641,339
Contract assets - third parties	35,951	31,709
Contract assets - a related party	2,392	-
Advances to suppliers, net	1,017,547	286,507
Amount due from a related party	-	136,416
Other current assets, net	4,917,916	2,253,850
Total current assets	27,096,578	19,680,929

Non-Current assets:
Property, plant and equipment, net	1,255,061	461,205
Operating lease right of use assets, net	1,464,823	1,795,668
Deferred offering costs	-	881,862
Deferred tax assets, net	72,699	40,949
Other non-current assets	2,390,660	1,920,878
Total non-current assets	5,183,243	5,100,562
Total assets	$32,279,821	$24,781,491

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank and other borrowings, current	$5,038,996	$3,766,634
Accounts payable	4,575,704	4,877,717
Contract liabilities	3,233,089	117,191
Amounts due to related parties	-	203,695
Operating lease liabilities, current	618,229	451,363
Income taxes payable	715,998	850,308
Dividends payable	647,061	1,072,040
Other current liabilities	1,019,455	777,550
Total current liabilities	15,848,532	12,116,498

Non-current liabilities:
Bank and other borrowings, non-current	524,016	-
Operating lease liabilities, non-current	713,078	1,198,905
Total non-current liabilities	1,237,094	1,198,905
Total liabilities	$17,085,626	$13,315,403

Commitments and contingencies (Note 17)

Shareholders’ equity:
Preferred shares, par value $0.0001 each, 50,000,000 shares authorized, 1,000,000 issued and outstanding as of March 31, 2026 and 2025	$100	$100
Ordinary Shares, par value $0.0001 each, 450,000,000 shares authorized, 12,832,000 and 10,417,000 issued and outstanding as of March 31, 2026 and 2025, respectively	1,284	1,042
Additional paid-in capital	12,463,308	8,040,388
Statutory reserve	962,302	888,085
Retained earnings	1,993,488	3,219,808
Accumulated other comprehensive loss	(226,287)	(683,335)
Total Shareholders’ Equity	$15,194,195	$11,466,088

Total liabilities and shareholders’ equity	$32,279,821	$24,781,491

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Years Ended March 31,
	2026	2025	2024

Revenues – third parties	$45,377,977	$39,706,093	$40,161,065
Revenues – related parties	253,795	335,598	282,564
Total revenues	45,631,772	40,041,691	40,443,629

Cost of revenues – third parties	41,370,604	34,033,269	35,424,388
Cost of revenues – related parties	18,315	8,581	574
Total cost of revenues	41,388,919	34,041,850	35,424,962

Gross profit	4,242,853	5,999,841	5,018,667

Operating expenses:
Selling expenses	916,901	774,484	712,338
General and administrative expenses	4,386,440	2,958,148	2,871,937
Total operating expenses	5,303,341	3,732,632	3,584,275

(Loss) Income from Operations	(1,060,488)	2,267,209	1,434,392

Other income (expenses):
Interest expenses	(287,422)	(143,602)	(97,552)
Interest income	8,528	790	2,644
Foreign currency transaction (loss) gain	(1,711)	215	19,600
Gain on disposal of property and equipment	-	40,620	5,562
Government subsidies	124,794	16,642	27,202
Insurance indemnity	135,894	171,718	128,442
Other income, net	67,702	17,542	15,199
Total other income, net	47,785	103,925	101,097

(Loss) Income Before Income Taxes	(1,012,703)	2,371,134	1,535,489
Income taxes expenses	(139,400)	(591,108)	(451,789)
Net (Loss) Income	(1,152,103)	1,780,026	1,083,700

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	457,048	(65,437)	(475,894)
Comprehensive (Loss) Income	(695,055)	1,714,589	607,806

(Loss) Earnings Per Share
-Basic	$(0.10)	$0.17	$0.11
-Diluted	(0.10)	0.16	0.10

Weighted Average Shares Outstanding
-Basic	11,398,479	10,417,000	10,044,434
-Diluted	11,398,479	11,417,000	11,044,434

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2026, 2025 AND 2024

	Preferred Shares		Ordinary Shares		Additional			Accumulated Other Comprehensive
	No. of Shares	Amount	No. of Shares	Amount	Paid-in Capital	Statutory Reserve	Retained earnings	income (Loss)	Total Equity
Balance as of March 31, 2023	1,000,000	$100	10,000,000	$1,000	$7,196,943	$610,984	$1,872,121	$(142,004)	$9,539,144
Contribution from shareholders	-	-	417,000	42	833,958	-	-	-	834,000
Amortization of restricted shares of a subsidiary	-	-	-	-	8,087	-	-	-	8,087
Net income for the year	-	-	-	-	-	-	1,083,700	-	1,083,700
Appropriation to statutory reserves	-	-	-	-	-	64,043	(64,043)	-	-
Cash dividends declared	-	-	-	-	-	-	(1,238,938)	-	(1,238,938)
Foreign currency translation loss	-	-	-	-	-	-	-	(475,894)	(475,894)
Balance as of March 31, 2024	1,000,000	$100	10,417,000	$1,042	$8,038,988	$675,027	$1,652,840	$(617,898)	$9,750,099
Amortization of restricted shares of a subsidiary	-	-	-	-	1,400	-	-	-	1,400
Net income for the year	-	-	-	-	-	-	1,780,026	-	1,780,026
Appropriation to statutory reserves	-	-	-	-	-	213,058	(213,058)	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	(65,437)	(65,437)
Balance as of March 31, 2025	1,000,000	$100	10,417,000	$1,042	$8,040,388	$888,085	$3,219,808	$(683,335)	$11,466,088
Issuance of Ordinary Shares, net of offering expenses	-	-	1,600,000	160	3,606,052	-	-	-	3,606,212
Share-based compensation	-	-	815,000	82	816,868	-	-	-	816,950
Net loss for the year	-	-	-	-	-	-	(1,152,103)	-	(1,152,103)
Appropriation to statutory reserves	-	-	-	-	-	74,217	(74,217)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	457,048	457,048
Balance as of March 31, 2026	1,000,000	$100	12,832,000	$1,284	$12,463,308	$962,302	$1,993,488	$(226,287)	$15,194,195

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(1,152,103)	$1,780,026	$1,083,700

Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	131,180	88,722	115,150
Provision for expected credit losses	128,235	76,755	93,188
Gain on disposal of property and equipment	-	(40,620)	(5,562)
Share-based compensation	816,950	-	-
Amortization of restricted shares of a subsidiary	-	1,400	8,087
Deferred income taxes	(28,770)	(2,932)	(7,427)
Changes in operating assets and liabilities:
Notes receivable	(525,896)	(208,095)	(954,131)
Accounts receivable - third parties	(824,718)	(1,364,222)	(3,032,632)
Accounts receivable - related parties	74,225	(291,509)	372,877
Contract assets	(2,520)	115,529	(136,705)
Contract assets - a related party	(2,323)	-	-
Advances to suppliers	(712,122)	27,278	204,771
Other current assets	(2,598,760)	(866,022)	(543,037)
Other non-current assets	(402,794)	(1,165,934)	(197,335)
Accounts payable - third parties	(539,704)	(220,778)	1,626,197
Accounts payable - related party	-	-	(59,699)
Contract liabilities	3,020,520	(123,294)	32,276
Income taxes payable	(173,400)	293,220	334,544
Lease liabilities	18,886	(146,215)	-
Other current liabilities	195,688	(112,017)	435,977
Net cash used in operating activities	$(2,577,426)	$(2,158,708)	$(629,761)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	$(878,949)	$(397,441)	$(7,433)
Proceeds from disposal of property and equipment	-	59,657	51,681
Net cash (used in) provided by investing activities	$(878,949)	$(337,784)	$44,248

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank and other borrowings	7,253,552	5,051,065	4,463,451
Repayments of bank and other borrowings	(5,698,992)	(3,258,829)	(3,012,373)
Repayments to related parties	(208,135)	(196,468)	-
Borrowings from related parties	-	-	126,766
Net IPO proceeds received from the underwriter	5,727,070	-	-
Contribution from shareholders	-	-	834,000
Withholding tax paid on the dividends declared	-	-	(161,493)
Deferred offering costs	(1,237,842)	(419,470)	(402,097)
Net cash provided by financing activities	$5,835,653	$1,176,298	$1,848,254

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND RESTRICTED CASH	67,885	(3,856)	(55,378)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	2,447,163	(1,324,050)	1,207,363
CASH AND RESTRICTED CASH, BEGINNING OF YEAR	$846,409	$2,170,459	$963,096
CASH AND RESTRICTED CASH, END OF YEAR	$3,293,572	$846,409	$2,170,459

Reconciliation of cash and restricted cash, end of year
Cash	$3,054,870	$846,409	$2,170,459
Restricted cash	238,702	-	-
CASH AND RESTRICTED CASH, END OF YEAR	$3,293,572	$846,409	$2,170,459

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income tax	$333,902	$324,307	$176,886
Cash paid for interest	$287,422	$143,602	$97,552

Supplemental non-cash activities:
Initial recognition of lease obligations related to right-of-use assets	$91,205	$1,894,422	$29,269
Early terminated operating lease right of use assets	$-	$2,296,658	$552,651
Dividends payable used to offset against related party balances	$466,924	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

EASTERN INTERNATIONAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Business

Eastern International Ltd. (the “Company”) is a limited liability company incorporated under the laws of the Cayman Islands on July 27, 2023 as a holding company. The Company, through its subsidiaries in People’s Republic of China (the “PRC” or “China”), is engaged in the business of provision of logistics services for entities, including transportation services and warehouse subleasing services.

Corporate Structure

The Company, together with its subsidiaries, are collectively referred to as the “Group”.

The Group’s holding companies include:

(1)	Eastern Industrial Development Ltd. (“Eastern BVI”), a wholly-owned subsidiary of the Company, was incorporated in the British Virgin Islands on August 10, 2023.

(2)	Eastern Group Limited (“Eastern HK”), a wholly-owned subsidiary of Eastern BVI, was incorporated in Hong Kong on September 4, 2023.

The Group’s operating entities in the PRC are as described below:

(1)	Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd. (“Hangzhou TC-Link”), the wholly foreign-owned enterprise (“WFOE”), was incorporated under the laws of the PRC on September 27, 2023 as a wholly-owned subsidiary of Eastern HK. Hangzhou TC-Link is engaged in transportation and warehouse subleasing business.

(2)	Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”), a wholly-owned subsidiary of Hangzhou TC-Link, was incorporated in the PRC on January 9, 2006. Suzhou TC-Link is engaged in transportation and warehouse subleasing business.

(3)	Wuxi TC-Link Logistics Co., Ltd. (“Wuxi TC-Link”) was incorporated in the PRC on May 19, 2016 as a wholly-owned subsidiary of Suzhou TC-Link. Wuxi TC-Link is engaged in warehouse subleasing business.

(4)	Yancheng TC-Link Logistics Co., Ltd. (“Yancheng TC-Link”) was incorporated in the PRC on June 22, 2016 as a wholly-owned subsidiary of Suzhou TC-Link. Yancheng TC-Link is engaged in transportation and warehouse subleasing business.

(5)	Yunnan Dongyuan Dadi International Logistics Co., Ltd. (“Yunnan Dongyuan”) was incorporated in the PRC on November 5, 2018 as a wholly-owned subsidiary of Suzhou TC-Link. Yunnan Dongyuan is engaged in transportation business.

(6)	Chongqing Dayuan Logistics Co., Ltd. (“Chongqing Dayuan”) was incorporated in the PRC on April 30, 2020 as a wholly-owned subsidiary of Suzhou TC-Link. Chongqing Dayuan is engaged in transportation business.

(7)	Guizhou Tianrun Zhicheng Construction Engineering Co., Ltd. (“Guizhou Tianrun”) was incorporated in the PRC on March 1, 2023. On October 27, 2025, its entire equity interest was acquired by Hangzhou TC-Link and became a wholly-owned subsidiary of the Company. At the date of acquisition, Guizhou Tianrun had no significant net assets or operations. Guizhou Tianrun is engaged in construction business.

The above operating subsidiaries are collectively referred to as the “PRC operating subsidiaries”.

Reorganization

A reorganization of the legal structure of the Group (the “Reorganization”) was completed on February 7, 2024 by carrying out a sequence of contemplated transactions, where the Company became the holding company of all entities discussed above.

Before and after the Reorganization, the Company, together with its wholly-owned subsidiaries, are ultimately and effectively controlled by the same largest shareholder, Mr. Albert Wong (the “Controlling Shareholder”). Hence, the Reorganization is considered to be under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

Details of the subsidiaries as of the date of the report are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Percentage of direct or indirect ownership by the Company	Principal Activities
Eastern BVI	August 10, 2023	British Virgin Islands	100%	Holding company
Eastern HK	September 4, 2023	Hong Kong	100%	Holding company
Hangzhou TC-Link	September 27, 2023	PRC	100%	Transportation and warehouse subleasing services
Suzhou TC-Link	January 9, 2006	PRC	100%	Transportation and warehouse subleasing services
Wuxi TC-Link	May 19, 2016	PRC	100%	Warehouse subleasing services
Yancheng TC-Link	June 22, 2016	PRC	100%	Transportation and warehouse subleasing services
Yunnan Dongyuan	November 5, 2018	PRC	100%	Transportation services
Chongqing Dayuan	April 30, 2020	PRC	100%	Transportation services
Guizhou Tianrun	March 1, 2023	PRC	100%	Construction services

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and have been consistently applied. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company balances and transactions between the Company and its subsidiaries are eliminated upon consolidation.

Foreign currency transactions

The Company uses the United States Dollar (“$” or “US$”) as its reporting currency. The functional currency of the Company and Eastern BVI is US$, while Eastern HK is the Hong Kong dollars (“HKD”) and the PRC subsidiaries is the Renminbi (“RMB”), which are its respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currencies are measured and recorded in the functional currencies using the exchange rates in effect at the dates of the transactions. At the balance sheet dates, monetary assets and liabilities that are denominated in currencies other than the functional currencies are translated into the functional currencies using the exchange rates at the balance sheet dates. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive (loss) income during the years in which they occur.

Translation of amounts from RMB and HKD into U.S. dollars has been made at the following exchange rates:

	For the years ended March 31,
	2026	2025	2024

Average rate – HKD:US$ exchange rate	7.8038	7.7930	7.8259
Average rate – RMB:US$ exchange rate	7.1019	7.2163	7.1671

	As of March 31,
	2026	2025

Year-end spot rate – HKD:US$ exchange rate	7.8400	7.7799
Year-end spot rate – RMB:US$ exchange rate	6.8980	7.2567

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Significant items subject to such estimates and assumptions include, but are not limited to, the allowance for expected credit losses, impairment of long-lived assets, interest rate of lease, valuation allowance for deferred tax assets and measurement of progress toward completion for the provision of transportation services. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting: Improvements to Reportable Segment Disclosures,” which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Company’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has adopted ASU 2023-07 on April 1, 2024, which was applied retrospectively to all prior periods presented. See Note 13 for further information.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The Company has adopted ASU 2023-09 on April 1, 2025. The adoption of the standard did not have a material impact on the Company’s income tax disclosures.

Cash

Cash included cash on hand and cash held in banks. As of March 31, 2026 and 2025, cash balance of $1,588,970 and $832,398 were maintained at banks in the PRC, respectively. As of March 31, 2026 and 2025, cash balance of $1,462,580 and $10,907 were maintained at banks in Hong Kong, respectively. As of March 31, 2026 and 2025, cash balance of $3,320 and $3,104 were cash on hand, respectively.

Restricted cash

As of March 31, 2026, restricted cash was $238,702, comprising bank deposits held as collateral for letters of guarantee issued by the bank to the Company’s customers. These guarantees obligate the bank to pay a specified percentage of the contract price if the Company fails to meet its performance obligations.

Notes receivable

Notes receivable are negotiable documents issued by financial institutions in the PRC on the Company’s customers’ behalf to the Company. These notes do not carry a stated interest rate, but have a specific due date usually for a period of six months. These notes can either be endorsed by the Company to other third parties as payment, or can be factored to other financial institutions before maturity. Accordingly, these notes receivable are short-term in nature. As of report date, $1,990,228, or 81.6% of notes receivable as of March 31, 2026 had been collected within the expiry date while the remaining balances are not expired. Hence, the Company provided no allowance on notes receivable as of March 31, 2026 and 2025 as the expected credit loss would be immaterial, if any.

Accounts receivable, net

Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment, which are recorded net of allowance for expected credit losses on such receivables. The credit term is negotiable with different customers which is generally within 90 days after transportation services are completed.

The estimated credit losses charged are classified as “operating expenses” in the consolidated statements of operations and comprehensive (loss) income. In determining the amount of expected credit losses, the Company considers historical collectability based on past due status, age of the accounts receivable balances, credit quality of the customers based on ongoing credit evaluations, as well as reasonable and supportable forecasts of future losses. Accounts receivable are written off after all collection efforts have ceased. As of March 31, 2026 and 2025, the allowance for expected credit losses for accounts receivable amounted to $290,403 and $169,297, respectively. For the years ended March 31, 2026, 2025 and 2024, the provision for allowance for expected credit losses on accounts receivable were $109,078, $76,146 and $91,020, respectively.

Advances to suppliers

Advances to suppliers consist of refundable prepayments made to suppliers for subcontracting transportation services that have not been refunded as of year-end. The Company maintains an allowance for expected credit losses on advances to suppliers based on the age and past record on the collectability of advances to suppliers, as well as reasonable and supportable forecasts on future losses. As of March 31, 2026 and 2025, the allowance for expected credit losses on advances to suppliers amounted to $17,030 and $Nil, respectively. For the years ended March 31, 2026, 2025 and 2024, the provision for allowance for expected credit losses were $16,541, $Nil and $Nil, respectively.

Other current assets

Other current assets mainly include (i) petty cash advanced to employees for the expenses to be incurred during their involvement in the transportation services processes; (ii) security deposit paid to a customer to guarantee for the safety of customers’ goods during the transportation process, which is expected to be completed within 12 months; (iii) bid securities; (iv) security deposits paid to containers for cross-border transportation, which is refundable upon the transportation services completed, and (v) prepaid input value-added taxes to be deducted with the output value-added taxes when services provided which is expected to be within 12 months. The Company maintains an allowance for expected credit losses on other current assets based on the age and past record on the collectability of other current assets, as well as reasonable and supportable forecasts on future losses. As of March 31, 2026 and 2025, the allowance for expected credit losses on other current assets amounted to $7,146 and $4,234, respectively. For the years ended March 31, 2026, 2025 and 2024, the recognized allowance for expected credit losses were $2,615, $609 and $2,168, respectively.

Deferred offering costs

The Company follows the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other professional fees incurred through the balance sheet date that are directly related to the intended initial public offering (“IPO”). Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO.

Upon the completion of the IPO on August 29, 2025, deferred offering costs totaling $2,120,858 were charged against the net IPO proceeds as a reduction to additional paid-in capital during the year ended March 31, 2026.

Other non-current assets

Other non-current assets mainly included (i) security deposits paid to customers that use the Company’s transportation services on a long-term basis, as a guarantee for the safety of customers’ goods during the transportation processes; (ii) prepayment for business development; and (iii) security deposits associated with the Company’s operating leases for warehouse buildings and office spaces for those leases with expiry date more than one year from the date of the financial year end. The Company evaluates the impairment of its other non-current assets consistent with the approach applied for its other financial assets. For the years ended March 31, 2026 and 2025, the Company did not have any impairment loss against its other non-current assets.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Vehicles	4 years
Machinery and equipment	4 - 5 years
Office equipment	3 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful lives of assets are capitalized.

The cost and related accumulated depreciation of assets sold or otherwise retired are removed from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive (loss) income. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with FASB ASC 360, “Property, Plant and Equipment”. In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with FASB ASC 360-10-15. To the extent that estimated future undiscounted cash inflows attributable to the asset, less estimated future undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such an asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. There were no impairments of these assets as of March 31, 2026 and 2025.

Leases

The Company utilizes ASC 842 to account for leases for all periods presented. ASC 842 generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. All leases of the Company are accounted for as operating leases.

(a)	The Company as a lessee

The Company determines if an arrangement is a lease at inception. On the Company’s consolidated balance sheets, our warehouse and office leases are included in operating lease right of use (“ROU”) assets, net, and operating lease liabilities, current and non-current.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our warehouse and office leases. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

The Company has elected to not treat the concessions as lease modifications and will instead account for the lease concessions as if they were contemplated as part of the existing leases. The Company has recorded negative variable lease expense and adjusted lease liabilities at the point in which the rent concession has become accruable.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended March 31, 2026, 2025 and 2024, the Company did not have any impairment loss against its operating lease right of use assets.

(b)	The Company as a lessor

The Company leases warehouse buildings from third party owners, whose warehouse buildings are ready to use. The Company then subleases the warehouse buildings that it leases from the owners with the desired effect of generating a spread between its leasing cost and rental income to generate profit margins. Under the terms and conditions of the agreements, the Company acts as a principal in the transaction because the Company takes the risk of loss from lack of rental income if the Company fails to procure a tenant during the lease period. Accordingly, the Company recognizes rental income using the gross method.

The Company enters into rental agreements with tenants, together with providing supplemental management services which include handling, repairing and maintenance, disinfection, etc. The agreements generally have a duration for one year. According to the agreements, tenants are required to pay monthly or quarterly rent at the beginning of each month or quarter, which are recorded as liabilities until the Company has met the performance obligation, which is to provide warehouse space to the tenants for their use. The agreements do not include options to extend or to terminate the lease or contain any bargain purchase options for the tenants. When the performance obligations are met, i.e. as the tenants utilize the warehouse building, the Company records revenue using the straight-line method to its results of operations on a monthly basis over the lease period. The monthly rental amount is fixed and there is no variable consideration in the transaction prices.

Bank and other borrowings

Bank and other borrowings are initially recognized at fair values, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of operations over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent payables to our suppliers for outsourced transportation and handling services provided to us. Accounts payable are generally settled within 3 months upon completion of their services.

Fair value of financial instruments

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs used in the valuation technique are observable or unobservable. The hierarchy is as follows:

● Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

● Level 3 – inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair values of the Company’s other financial instruments including cash, notes receivable, accounts receivable, advances to suppliers, amounts due to related parties, other assets, bank and other borrowings, accounts payable and other current liabilities are approximated to their recorded values due to their short-term maturities.

Revenue recognition

The Company generates revenues from (i) provision of transportation services and (ii) warehouse subleasing services. The Company accounts for recognition of revenues from provision of transportation services under Accounting Standards Codification 606 “Revenue from Contracts with Customers” (“ASC 606”).

The five-step model defined by ASC 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts, and (5) recognize revenue when each performance obligation under those contracts is satisfied.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods or services. The transaction price may be fixed or variable and is adjusted for the time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved. Revenue is reported net of value added tax (“VAT”) and the Company does not offer any credits or discounts, rebates, price concessions or other similar privileges to customers. Due to the nature of its services, the Company does not permit refunds to customers.

The core principle underlying ASC 606 is that the Company recognizes revenue to depict the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the service transfers to a customer.

The Company enters into a distinct contract with its customers for the provision of transportation services. Under each contract, the Company is committed to transport the customer’s goods, cargo or project components from one designated point to another.

The Company’s work generally includes planning, loading, shipping, unloading, and performing safety checks during the entire process. The Company is also responsible for purchasing insurance to cover the entire transportation process. In applying ASC 606-10-25-21 (a), these tasks are interrelated and are not separable or distinct as the Company’s customers cannot benefit from any standalone task and they are indispensable to transport the customer’s items to its designated location. Accordingly, each contract contains a single performance obligation.

The contract price is negotiated on a case-by-case basis, primarily based on the transportation distance, weight, size of the items to be transported and if there are any specific insurance requirements for the products to be delivered. Once the contract is signed, the price is fixed and set forth in the contract. In practice, the Company generally offers a credit term of 90 days upon the completion of transportation. The transaction price is allocated entirely to the single performance obligation.

In applying ASC 606-10-25-27, the Company recognizes revenue from transportation services over a period of time, because the customer simultaneously receives and consumes the benefits of the Company’s service as the items are transported. That is, if the Company were unable to complete delivery to the final location, another entity would not need to reperform the transportation services already completed. The entire transportation process generally takes 2 to 15 days, and the Company uses a time-based method to measure progress toward completion, as it best depicts the transfer of value to the customer.

For major transportation transactions, the Company enters into separate arrangements with insurance companies to cover potential damages or losses incurred during transit. Any costs incurred for any damages or losses by the Company are recognized in cost of revenues, and any reimbursement of the claims received from insurance companies is recognized as insurance indemnity (other income) in the consolidated statements of operations and comprehensive (loss) income. During the years ended March 31, 2026, 2025 and 2024, the Company incurred $63,552, $257,158 and $184,188, respectively, which were recognized in cost of revenues for damage or losses during transportation and received compensation of $135,894, $171,718 and $128,442, respectively, from insurance companies which were recognized as insurance indemnity.

In some cases, the Company   might subcontract certain transportation jobs to third party suppliers due to the limitation of the Company’s transportation team and the Company’s fleet. In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of the contract price and related costs or the net amount earned as commissions. The Company conclude that the Company act as a principal in these transactions because (i) the Company is primarily responsible for the promised services in the contract, which means the Company will be held accountable for the customer’s entire loss if the transportation could not be completed as expected and agreed; (ii) the Company has sole discretion in establishing the contract price that the customer pays to us, despite how much the Company pays to the subcontractor, who was separately engaged and the selection of the subcontractor is at the Company’s sole discretion; (iii) the Company is subject to capital risk that the Company needs to pay the Company’s subcontractor with agreed terms even if the customer hasn’t paid to the Company or is in default; and (iv) the subcontractors do not perform any value-added services but merely follow the Company’s instructions for the delivery. As a result, the Company recognizes revenue on a gross basis.

The Company recognizes revenue from subleasing warehouse spaces in accordance with ASC 842, as discussed in the “Leases” policy above.

Contract assets and liabilities

Contract assets include billed and unbilled amounts resulting from in-transit transportations, as the Company can only have the unconditional right to payment once a transportation has been completed. As of March 31, 2026 and 2025, contract assets were $38,343 and $31,709, respectively.

Contract liabilities are recognized for contracts when payments were received in advance of the transfer of service. Contract liabilities balance can vary significantly depending on the timing of when an order is placed and when service occurs. As permitted under ASC 606-10-50-14, the Company has elected not to disclose remaining performance obligations for contracts with an original expected duration of one year or less, as all transportation contracts are completed within 15 days and are excluded under this practical expedient.

Cost of revenues

Cost of revenues for transportation services mainly consisted of outsourced shipping services, fuel, salaries paid to drivers, depreciation of vehicles, fleet maintenance, tolls and customs fees. Cost of revenues for warehouse subleasing services mainly consisted of lease expenses of warehouse buildings, utilities, maintenance, and warehouse handling fees.

Selling expenses

Selling expenses primarily include salaries, social security and other benefits paid to sales personnel, travelling, entertainment and insurance premiums for transportation services.

General and administrative expenses

General and administrative expenses mainly consist of employee salaries and benefits, share-based compensation, depreciation, office lease expenses, travelling and entertainment expenses, legal and professional fees, consulting fees and other miscellaneous administrative expenses.

Other income (expenses)

Other income (expenses) mainly included interest income, interest expenses, foreign currency transaction (loss) gain, gain on disposal of property and equipment, government subsidies and insurance indemnity.

Income from government subsidies amounted to $124,794, $16,642 and $27,202 for the years ended March 31, 2026, 2025 and 2024, respectively. For the year ended March 31, 2026, government subsidies primarily consisted of $121,656 (RMB 864,000) in financial incentives awarded to Hangzhou TC-Link by the local government of Xiaoshan District, Hangzhou City, in recognition of the Company’s successful listing on the Nasdaq Stock Market on August 28, 2025. During the years ended March 31, 2025 and 2024, the Company received subsidies from the local government of Pu’Er City, Yunnan Province to reimburse the Company’s railway costs incurred for transporting the city’s local produces, including timber, coffee beans, tea and sugar. Such subsidies were unconditional, non-recurring and discretionary. The Company recognizes a government subsidy as other income upon receipt.

Employee benefit plan

Full time employees of the PRC subsidiaries participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance and other welfare benefits are provided to employees. For the years ended March 31, 2026, 2025 and 2024, the Company has made contributions of $302,131, $290,113 and $317,537 to the government mandated multi-employer defined contribution plan, respectively.

Income taxes

The Company is not subject to tax on income or capital gains under the current laws of the Cayman Islands and its subsidiary in British Virgin Islands is not subject to tax on income or capital gains under the current laws of the British Virgin Islands.

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income taxes of the PRC and Hong Kong, respectively. No taxable income was generated outside the PRC for the years ended March 31, 2026, 2025 and 2024. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not that they will either expire before the Company is able to realize the benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of March 31, 2026 and 2025. As of March 31, 2026, the tax years ended January 1, 2021 through December 31, 2025 for the Company’s PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

VAT

The Company’s PRC subsidiaries are general taxpayers and are subject to an applicable VAT tax rate of 9% for revenues from transportation services and 6% for rental income from warehouse subleasing services. VAT is reported as a deduction to revenues when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities. All of the VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Related parties and transactions

The Company identifies related parties, accounts for, and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC 850 does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure. See Note 10 to the consolidated financial statements for further details.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. We present comprehensive (loss) income in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. The components of comprehensive (loss) income were the net (loss) income for the years presented and the foreign currency translation adjustments.

Earnings per share (“EPS”)

The Company computes earnings per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2025 and 2024, the dilutive effect of the Company’s Preferred Shares issued and outstanding which are convertible to ordinary shares for each Preferred Share was taken into consideration in calculation of diluted EPS. For the year ended March 31, 2026, the Company’s Preferred Shares issued and outstanding are considered to have an anti-dilutive effect as the Company reported a net loss and were excluded in the calculation of diluted EPS.

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average exchange rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Concentrations

For the years ended March 31, 2026, 2025 and 2024, the percentage of the Company’s revenues for major customers consisted of the following:

	For the years ended March 31,
Customer	2026	2025	2024
A	50%	20%	35%
B	*	12%	*
C	*	11%	23%

*Less than 10%.

As of March 31, 2026 and 2025, the percentage of the Company’s accounts receivable for major customers consisted of the following:

	As of March 31,
Customer	2026	2025
A	44%	23%

As of March 31, 2026 and 2025, the percentage of the Company’s contract liabilities for major customers consisted of the following:

	As of March 31,
Customer	2026	2025
D	67%	-
E	22%	-
F	-	44%
G	-	12%

For the years ended March 31, 2026, 2025 and 2024, the percentage of the Company’s purchases from major suppliers consisted of the following:

	For the years ended March 31,
Supplier	2026	2025	2024
Z	22%	23%	32%
X	12%	11%	-
Y	*	17%	-

*Less than 10%.

As of March 31, 2026 and 2025, the percentage of the Company’s advances to suppliers for major suppliers consisted of the following:

	As of March 31,
Supplier	2026	2025
O	70%	-
R	-	48%
S	-	14%

As of March 31, 2026 and 2025, the percentage of the Company’s accounts payable for major suppliers consisted of the following:

	As of March 31,
Supplier	2026	2025
Y	*	34%
X	12%	24%
U	10%	-

*	Representing a percentage less than 10%.

Risks and uncertainties

Economic and political risk

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC. The Company’s results may be adversely affected by changes in political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

In addition, the PRC subsidiaries’ sales, purchases and expense transactions are denominated in RMB, and all of the PRC subsidiaries’ assets and liabilities are also denominated in RMB. RMB is not freely convertible into foreign currencies under current PRC law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

Credit risk

Financial assets of the Company that are potentially subject to credit risk mainly consist of cash, notes receivable, accounts receivable, contract assets, advances to suppliers and other current assets.

The Company’s cash deposits are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. In the PRC, an individual entity’s deposit maintained at a bank is insured for a maximum of RMB 500,000 (equivalent to approximately $72,000) in the event of bank failure. In Hong Kong, an individual entity’s deposit maintained at a bank is insured for a maximum of HKD 800,000 (equivalent to approximately $102,000) in the event of bank failure. In the British Virgin Islands and the Cayman Islands, cash deposits are not insured by FDIC insurance or other insurance. As of March 31, 2026, a cash balance of $1,588,970 was maintained at financial institutions in the PRC, of which approximately $1,012,388 was not insured; and cash balance of $1,389,669 was maintained at financial institutions in Hong Kong, of which approximately $1,280,211 was not insured.

In terms of notes receivable, accounts receivable, contract assets, advances to suppliers and other current assets, the Company maintains allowances for expected credit losses as contra accounts, as mentioned above. For notes receivable, the Company provided no allowance as of March 31, 2026 and 2025 because account balances are usually collected (realized) within six months; therefore, management considers any potential allowance for credit losses to be immaterial.

Interest rate risk

As of March 31, 2026 and 2025, the Company had no significant exposure to interest rate risk.

Foreign currency risk

While the Company’s reporting currency is US$, substantially all of the Company’s revenues, cost of revenues and expenses are denominated in RMB. Substantially all of the Company’s assets and liabilities are denominated in RMB. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If RMB depreciates against US$, the value of the Company’s RMB revenues, net income and assets as expressed in its US$ financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates, while revenues and expenses are translated at average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive loss, a component of equity. As of March 31, 2026, the Company’s accumulated other comprehensive loss was $226,287. The Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As of March 31, 2026, the Company was not subject to significant liquidity risk.

Recent accounting pronouncements

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This ASU incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to compare entities subject to the SEC’s existing disclosures more easily with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes the related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40).” The standard requires public business entities to disclose, in tabular format within the notes to the financial statements, disaggregated details of specific natural expense categories (including employee compensation, depreciation, intangible asset amortization, and inventory purchases) contained within relevant income statement captions, such as cost of goods sold and selling, general, and administrative expenses. Additionally, the standard requires qualitative descriptions of remaining un-disaggregated expenses and disclosure of the total amount and definition of selling expenses. The standard will not alter the presentation or line items on the face of the Consolidated Income Statements. ASU 2024-03 is effective for entities with annual reporting periods beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. The standard requires a retrospective transition method for all periods presented. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statement disclosures. The standard will not alter the presentation or line items on the face of the Consolidated Income Statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, statements of operations and comprehensive income and cash flows.

Note 3 – Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of March 31,
	2026	2025

Accounts receivable from third parties	$15,360,943	$13,794,524
Accounts receivable from related parties	318,211	695,671
Accounts receivable, gross	15,679,154	14,490,195
Less: allowance for expected credit losses	(290,403)	(169,297)
Accounts receivable, net	$15,388,751	$14,320,898

The movement of the allowance for expected credit losses was as follows:

	For the years ended March 31,
	2026	2025	2024

Balance at the beginning of year	$169,297	$94,046	$3,887
Recognized during the year	109,078	76,146	91,020
Exchange realignment	12,028	(895)	(861)
Balance at the end of year	$290,403	$169,297	$94,046

Note 4 – Advances to suppliers, net

Advances to suppliers, net, consisted of the following:

	As of March 31,
	2026	2025

Advances to suppliers, gross	$1,034,577	$286,507
Less: allowance for expected credit losses	(17,030)	-
Advances to suppliers, net	$1,017,547	$286,507

The movement of the allowance for expected credit losses for advances to suppliers was as follows:

	For the years ended March 31,
	2026	2025	2024

Balance at the beginning of year	$-	$-	$-
Recognized during the year	16,541	-	-
Exchange realignment	489	-	-
Balance at the end of year	$17,030	$-	$-

Note 5 – Other current assets, net

As of March 31, 2026 and 2025, other current assets, net, consisted of the followings:

	As of March 31,
	2026	2025

Advance to employees (1)	$3,160,562	$1,588,490
Security deposits paid to a customer (2)	960,468	-
Bid securities (3)	326,182	-
Deposits to containers (4)	256,596	381,716
Prepaid input value-added taxes	116,962	71,692
Others	104,292	216,186
Other current assets, gross	4,925,062	2,258,084
Less: allowance for expected credit losses	(7,146)	(4,234)
Other current assets, net	$4,917,916	$2,253,850

(1)	The balance represented petty cash advanced to employees in charge of each transportation deal for the expenses to be incurred during the transportation services processes when transporting oversized cargo (such as wind turbines) to remote rural areas, usually, there will be complicated road conditions, and we generally advance cash to employees in charge for these projects in order to cover spontaneous fees such as to widen country roads, dismantle obstacles, set up temporary bridges, etc. in order to complete the transportation process. Such fees will be reimbursed by the customer to the employees in charge directly after the completion of the delivery, and the employee will return the advances to the Company after receiving the reimbursement from the customer. As of report date, $1,042,301 or 21% of the outstanding balance as of March 31, 2026 has been reimbursed by our customers and repaid from employees.

(2)	The balance represents a security deposit paid to a customer to guarantee goods safety during transit. The deposit is expected to be refunded within one year upon service completion.

(3)	The balance represents security deposits paid for logistics project bids, refundable upon conclusion of the bidding process.

(4)	The balance represented security deposits paid to the containers for cross-border transportation services, which is refundable upon the services were completed.

The movement of the allowance for expected credit losses for other current assets was as follows:

	For the year ended March 31,
	2026	2025	2024

Balance at the beginning of year	$4,234	$3,647	$1,571
Recognized expected credit losses	2,615	609	2,168
Exchange realignment	297	(22)	(92)
Balance at the end of year	$7,146	$4,234	$3,647

Note 6 – Property and equipment, net

Property and equipment, net, consisted of the following:

	As of March 31,
	2026	2025

Vehicles	$1,961,515	$1,002,913
Machinery and equipment	656,231	637,029
Office equipment	180,962	160,226
Subtotal	2,798,708	1,800,168
Less: accumulated depreciation	(1,543,647)	(1,338,963)
Property and equipment, net	$1,255,061	$461,205

Depreciation expenses were $131,180, $88,722 and $115,150 for the years ended March 31, 2026, 2025 and 2024, respectively.

Note 7 – Operating lease right of use assets, net and operating lease liabilities

The Company is an intermediate lessor, which is an entity that is both a lessee and a lessor of the same underlying asset. The Company accounts for the head lease and the sublease as two separate contracts unless specified contract combination criteria are met. The Company accounts for the head lease in accordance with lessee accounting, and accounts for the sublease in accordance with lessor accounting. The Company does not offset lease income and lease expenses. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

The Company’s major operating leases consisted of the following properties:

1)	On August 1, 2021, Suzhou TC-Link entered into a three-year lease agreement with a third party to lease a warehouse building with 1,200 square meters for storage use in Chengdu City, the PRC. The lease term is from August 1, 2021 to July 31, 2024 with a monthly lease payment of RMB 20,160. On August 1, 2024, the lease was renewed for three years from August 1, 2024 to July 31, 2027 with the monthly lease payment remains unchanged.

2)	On November 30, 2024, Suzhou TC-Link entered into a two-and-a-half-year lease agreement with a third party to lease a warehouse space with 6,445.86 square meters in Suzhou City, the PRC. The lease term is from March 1, 2025 to September 30, 2027 with an effective monthly lease payment of RMB 94,224.92.

3)	On December 31, 2019, Wuxi TC-Link entered into a five-year lease agreement with a third party to lease a warehouse building with 12,000 square meters in Wuxi City, the PRC. The lease term is from March 16, 2020 to March 15, 2025 with an effective monthly lease payment of RMB 166,667. On January 8, 2025, the lease was renewed for five years from March 16, 2025 to March 15, 2030, with the monthly lease payment remains unchanged.

4)	On July 1, 2021, Wuxi TC-Link entered into an eight-year lease agreement with a third party to lease a warehouse building with 17,069.57 square meters in Wuxi City, the PRC. The lease term is from July 1, 2021 to June 30, 2029 with an effective monthly lease payment of RMB347,917. On March 31, 2025, the lease was terminated by mutual consent. Because the lease was terminated in its entirety, the remaining right of use asset and lease liability, with carrying amounts of RMB 12,400,386 ($1,718,386) and RMB 16,608,281 ($2,301,495), respectively, were derecognized at the time of termination.

5)	On January 12, 2024, Hangzhou TC-Link entered into a three-year lease agreement with a third party to lease an office space with 619.42 square meters in Hangzhou City, the PRC. The lease term is from May 1, 2024 to April 30, 2027 with an effective monthly lease payment of RMB 28,001.77.

6)	On December 1, 2024, Hangzhou TC-Link entered into a three-year lease agreement with a third party to lease a warehouse building with 1,350 square meters in Chengdu City, the PRC. The lease term is from December 1, 2024 to November 30, 2027 with an effective monthly lease payment of RMB 21,600.

7)	On December 20, 2024, Yancheng TC-Link entered into a three-year lease agreement with a third party to lease an office space with 602.52 square meters in Yancheng City, the PRC. The lease term is from January 1, 2025 to December 31, 2027 with an effective monthly lease payment of RMB 16,666.67.

8)	On March 13, 2025, Suzhou TC-Link entered into a lease agreement with a third party to lease an office space with 468 square meters in Changshu City, the PRC. The lease term is from April 1, 2025 to December 31, 2026 with an effective monthly lease payment of RMB 12,892.

9)	On November 1, 2025, Guizhou Tianrun entered into a two-year lease agreement with a third party to lease an office space with 407.8 square meters in Guiyang City, the PRC. The lease term is from November 1, 2025 to October 31, 2027 with an effective monthly lease payment of RMB 29,769.

Right of use assets, net, consisted of the following:

	As of March 31,
	2026	2025

Cost	$1,982,945	$4,685,119
Less: accumulated amortization	(518,122)	(2,889,451)
Right of use assets, net	$1,464,823	$1,795,668

Operating lease liabilities consisted of the following:

	As of March 31,
	2026	2025

Operating lease liabilities, current	$618,229	$451,363
Operating lease liabilities, non-current	713,078	1,198,905
Total operating lease liabilities	$1,331,307	$1,650,268

The weighted-average remaining lease terms and discount rates of the Company’s operating leases are as follows:

	As of March 31,
	2026	2025
Weighted average remaining lease term (years)	2.95	3.86
Weighted average discount rate	7.04%	7.02%

The lease expenses related to the Company’s operating leases were $610,385, $887,252 and $842,494 for the years ended March 31, 2026, 2025 and 2024, respectively.

The following table summarizes the maturity of lease liabilities as of March 31, 2026:

12 months ending March 31,	Amount
2027	$696,106
2028	390,522
2029	265,999
2030	133,000
Total lease payments	1,485,627
Less: imputed interests	(154,320)
Operating lease liabilities on consolidated balance sheets	$1,331,307

Note 8 – Other non-current assets

As of March 31, 2026 and 2025, other non-current assets consisted of the followings:

	As of March 31,
	2026	2025

Prepayment for wind power logistics development (1)	$1,209,000	$-
Security deposits paid to customers (2)	601,790	1,830,225
Prepaid service fees (3)	306,793	-
Operating lease deposits	11,308	24,529
Others	261,769	66,124
Other non-current assets	$2,390,660	$1,920,878

(1)	On June 6, 2025, the Company entered into a three-year cooperation agreement (expiring June 5, 2028) with a third-party for the development project for wind farm and wind power logistics at Laem Chabang Port, Thailand. Under the agreement, the Company is responsible for project funding, managing third-party carriers, and handling customer settlements, while retaining final approval over each secured business opportunity. The third-party is responsible for local market development and business sourcing in Thailand. The total budgeted investment for the project is US$5,000,000, fully borne by the Company. In the event of project failure, the supplier is contractually obligated to refund all amounts paid by the Company. As of March 31, 2026, the Company had disbursed US$1,209,000 to the third party. As of March 31, 2026, the project has officially launched; however, because the project is in its initial stage and no substantive commercial operations have occurred, the net amount paid of is classified within other non-current assets based on expiry of contract.

(2)	The Company has entered into framework agreements with several major customers in order to establish long-term relationships with these customers. According to the agreements, the Company has maintained a security deposit with each of these customers as a guarantee for the safety of their goods during the transportation processes. These agreements have no fixed term and can be terminated at will. According to the agreements, the Company is entitled to have the security deposit back once the cooperative agreement is terminated. Management classified these as non-current assets since they expect no termination in the foreseeable future.

(3)	On October 17, 2025, the Company entered into an 18-month agreement with a third-party vendor to provide IT system consulting and development services. Pursuant to the agreement, the total contract consideration was HK$5,372,800 (approximately US$688,485), with 50% payable as an advance payment upon signing. Upon project completion, all intellectual property rights and source code will be transferred to and solely owned by the Company. As of March 31, 2026, the Company had paid an initial deposit of US$306,793. As of March 31, 2026, the project has been officially launched but remains in progress. Since the amount will be capitalized as intangible assets once the software is available for use, the amount paid is classified within other non-current assets.

Note 9 – Bank and other borrowings

Bank and other borrowings consisted of term loans borrowed from banks and other financial institutions in the PRC by the Company’s PRC operating subsidiaries as working capital funds.

As of March 31, 2026 and 2025, the Company’s bank and other borrowings consisted of the following:

	As of March 31,
	2026	2025

Agricultural Bank of China	$1,449,696	$1,378,037
Bank of Communications	1,449,696	413,411
Ping An International Financial Leasing Co., Ltd	783,704	-
China Zheshang Bank Co., Ltd.	724,848	-
China Merchants Bank	579,879	413,411
Changshu Rural Commercial Bank	434,909	413,411
Shenzhen Qianhai WeBank Co., Ltd.	111,286	776,294
Industrial and Commercial Bank of China	28,994	-
Prince Jewellery & Watch (Shanghai) Co., Ltd.	-	275,607
Bank of Jiangsu	-	96,463
Total bank and other borrowings	$5,563,012	$3,766,634
Less: current portion of bank and other borrowings	(5,038,996)	(3,766,634)
Non-current portion of bank and other borrowings	$524,016	$-

Detailed information of bank and other borrowings are as follows:

	Inception	Maturity		Initial	Interest rate (per	Balance as of March 31, (in US$)
Lender	date	date	Currency	principal	annum)	2026	2025
Industrial and Commercial Bank of China (6)	November 3, 2025	May 12, 2026	RMB	200,000	2.30%	28,994	-
Shenzhen Qianhai WeBank Co., Ltd. (1)	April 16, 2025	April 26, 2027	RMB	696,238	6.67%	100,933	-
Agricultural Bank of China (1)	March 18, 2026	March 16, 2027	RMB	10,000,000	2.80%	1,449,696	-
Changshu Rural Commercial Bank (2)	August 21, 2025	August 20, 2026	RMB	3,000,000	3.80%	434,909	-
China Merchants Bank (1)	February 26, 2026	February 26, 2027	RMB	3,000,000	2.90%	434,909	-
China Merchants Bank (1)	September 19, 2025	September 19, 2026	RMB	1,000,000	2.70%	144,970	-
Bank of Communications (1)	November 21, 2025	November 20, 2026	RMB	2,000,000	2.70%	289,939	-
Bank of Communications (1)	November 25, 2025	November 24, 2026	RMB	5,000,000	2.70%	724,848	-
Bank of Communications (1)	February 26, 2026	February 26, 2027	RMB	3,000,000	3.80%	434,909	-
China Zheshang Bank Co., Ltd. (1)	September 9, 2025	September 8, 2026	RMB	5,000,000	3.50%	724,848	-
Ping An International Financial Leasing Co., Ltd (3)	December 3, 2025	November 3, 2028	RMB	2,520,000	6.05%	327,920	-
Ping An International Financial Leasing Co., Ltd (4)	March 31, 2026	March 19, 2029	RMB	3,144,000	6.05%	455,784	-
Agricultural Bank of China (1) (6)	March 20, 2025	March 19, 2026	RMB	10,000,000	3.40%	-	1,378,037
Shenzhen Qianhai WeBank Co., Ltd. (1) (5)	January 20, 2025	January 26, 2027	RMB	1,000,000	7.11%	-	137,804
Shenzhen Qianhai WeBank Co., Ltd. (1) (5)	March 19, 2025	March 14, 2027	RMB	1,000,000	6.01%	-	137,804
Shenzhen Qianhai WeBank Co., Ltd. (1) (5)	March 19, 2025	March 14, 2027	RMB	1,000,000	8.01%	-	137,804
Shenzhen Qianhai WeBank Co., Ltd. (1) (5)	March 19, 2025	March 14, 2027	RMB	1,000,000	8.01%	-	137,804
Shenzhen Qianhai WeBank Co., Ltd. (1) (5)	March 19, 2025	March 26, 2027	RMB	1,000,000	8.54%	-	137,804
Shenzhen Qianhai WeBank Co., Ltd. (1) (5)	June 3, 2024	June 3, 2026	RMB	500,000	5.40%	-	45,934
Shenzhen Qianhai WeBank Co., Ltd. (1)	March 19, 2025	March 26, 2027	RMB	300,000	7.07%	10,353	41,340
Bank of Communications (1) (6)	March 7, 2025	March 7, 2026	RMB	3,000,000	3.80%	-	413,411
Changshu Rural Commercial Bank (1) (6)	August 30, 2024	August 29, 2025	RMB	3,000,000	3.35%	-	413,411
China Merchants Bank (1) (6)	January 2, 2025	July 2, 2025	RMB	3,000,000	2.70%	-	413,411
Prince Jewellery & Watch (Shanghai) Co., Ltd. (1) (6)	February 5, 2025	February 5, 2026	RMB	2,000,000	3.10%	-	275,607
Bank of Jiangsu (1) (5)	March 19, 2025	March 26, 2027	RMB	700,000	7.07%	-	96,463
					Total	5,563,012	3,766,634

(1)	The loan is guaranteed by Lin Tan, COO of the Company.
(2)	The loan is jointly guaranteed by Lin Tan, COO of the Company and Yuyu Wang (General Manager of Wuxi TC-Link).
(3)	The loan is collateralized by six wind blade trailers.
(4)	The loan is collateralized by twelve flatbed trailers.
(5)	The loan was repaid in full before its maturity. Borrowings from Shenzhen Qianhai WeBank Co., Ltd. and Bank of Jiangsu contain clauses which allow borrowers to make early repayments without penalties. Considering the interest rates of these borrowings are significantly higher than the Company’s other borrowings, the Company intends to repay these borrowings as soon as it has available funds, usually within one year from the commencement of each borrowing. Therefore, these borrowings are presented as current liabilities despite the fact that their original maturities exceed one year.
(6)	The loan was repaid in full upon its maturity.

All loans bear fixed interest rates.

The following table summarizes the maturity of bank and other borrowings as of March 31, 2026:

12 months ending March 31,	Amount
2027	$5,038,996
2028	275,842
2029	248,174
Total bank and other borrowings	$5,563,012

Note 10 – Related party balances and transactions

The details of the related parties involved in related party balances and transactions are summarized as follows:

Name of Related Parties	Relationship to the Company	Nature of Transactions
Eastern Worldwide Logistics Group Inc.	Controlled by a major shareholder of the Company, Mr. Albert Wong	Working capital loan
Shenzhen Eastern Worldwide Logistics Co., Ltd.	Controlled by a major shareholder of the Company, Mr. Albert Wong	Revenue, purchase, working capital loan
Eastern Worldwide Company, Limited	Controlled by a major shareholder of the Company, Mr. Albert Wong	Purchase
Lin Tan	Chief Operating Officer (“COO”) of the Company	Working capital loan

Details of related party balances are summarized as follows:

Accounts receivable from a related party

	As of March 31,
	2026	2025

Shenzhen Eastern Worldwide Logistics Co., Ltd.	$318,211	$695,671
Account receivable from a related party, gross	318,211	695,671
Less: allowance for expected credit losses	(7,336)	(54,332)
Account receivable from a related party, net	$310,875	$641,339

Contract asset – a related party

	As of March 31,
	2026	2025

Shenzhen Eastern Worldwide Logistics Co., Ltd.	$2,392	$-
Contract asset – a related party	$2,392	$-

 Amount due from a related party

	As of March 31,
	2026	2025

Eastern Worldwide Logistics Group Inc.	$-	$136,416
Amount due from a related party	$-	$136,416

Amount due to a related party

	As of March 31,
	2026	2025

Lin Tan	$-	$203,695
Amount due to a related party	$-	$203,695

Amounts due from (to) related parties were interest-free, unsecured and due (repayable) on demand. The Company made (obtained) funds to (from) its related parties for business purposes. As of March 31, 2026, the outstanding balances of amounts due from (to) related parties had been fully settled.

Details of related party transactions are summarized as follow:

Revenues from a related party customer

	For the years ended March 31,
	2026	2025	2024

Shenzhen Eastern Worldwide Logistics Co., Ltd.	$253,795	$335,598	$282,564
Revenues from a related party customer	$253,795	$335,598	$282,564

Purchases from related party suppliers

	For the years ended March 31,
	2026	2025	2024

Shenzhen Eastern Worldwide Logistics Co., Ltd.	$18,315	$8,581	$-
Eastern Worldwide Company, Limited	-	-	574
Purchases from related party suppliers	$18,315	$8,581	$574

Note 11 – Contract liabilities

As of March 31, 2026 and 2025, the Company had contract liabilities of $3,233,089 and $117,191, respectively. In terms of warehouse subleasing services, rentals are generally required to be paid in advance. In addition, certain transportation service contracts would require the customer to pay a portion of the total price before services are rendered. These advanced payments from customers for services to be performed in the future are recognized as contract liabilities, and the Company reduces such liabilities and recognizes revenues after it fulfills pertinent performance obligations, usually within one year.

The movement of contract liabilities was as follows:

	For the year ended March 31,
	2026	2025	2024

Balance at the beginning of year	$117,191	$241,008	$219,701
Advances received from customers	3,699,788	737,909	1,188,015
Amount recognized as revenue during the year	(679,268)	(861,203)	(1,155,739)
Exchange realignment	95,378	(523)	(10,969)
Balance at the end of year	$3,233,089	$117,191	$241,008

During the year ended March 31, 2026, revenues of $117,191 were recognized that were included in the contract liabilities balance at the beginning of the year.

During the year ended March 31, 2025, revenues of $241,008 were recognized that were included in the contract liabilities balance at the beginning of the year.

During the year ended March 31, 2024, revenues of $219,701 were recognized that were included in the contract liabilities balance at the beginning of the year.

Note 12 – Other current liabilities

As of March 31, 2026 and 2025, other current liabilities consisted of the following:

	As of March 31,
	2026	2025

Accrued salaries	$156,232	$127,565
Value-added taxes payable	544,377	361,921
Security deposits from suppliers (1)	161,235	83,750
Other tax surcharges payable	4,229	10,329
Others	153,382	193,985
Total other current liabilities	$1,019,455	$777,550

(1)	In some cases, the Company may outsource some of the transportation services to third-party suppliers and receives security deposits from such suppliers to guarantee the completion of the transportation services. These security deposits are short-term in nature and will be returned to suppliers when the transportation services are completed.

Note 13 – Shareholders’ equity

Ordinary Shares and Preferred Shares issued at the Reorganization

The Company is established under the laws of the Cayman Islands on July 27, 2023 with limited liability with authorized share capital of 500,000,000 Ordinary Shares at US$0.0001 each. On the same date, the Company issued 10,000,000 Ordinary Shares of the Company to the existing shareholders of Suzhou TC-Link in proportion of their existing shareholdings in Suzhou TC-Link for a consideration of US$7,197,943 in aggregate in exchange for the issued shares of Suzhou TC-Link. As a result, no change in proportion of shareholding of existing shareholders in Suzhou TC-Link after the issuance.

On February 7, 2024, the board of directors approved to revise the memorandum and articles of association of the Company in which the authorized share capital of US$50,000 are divided into (i) 450,000,000 Ordinary Shares with par value of US$0.0001 each; and (ii) 50,000,000 Preferred Shares with par value of US$0.0001 each. In accordance with the revised memorandum and articles of association of the Company, its Preferred Shares vary from Ordinary Shares in terms of voting rights and conversion rights:

a) Voting rights: for all matters subject to vote at the general meetings of the Company, each Ordinary Share is entitled to one vote, while each Preferred Share is entitled to ten votes;

b) Conversion rights: each Preferred Share is eligible to convert into one Ordinary Share at any time at the option of the holder, while in no event shall Ordinary Shares be convertible into Preferred Shares.

The revised memorandum of articles of association clearly states that, except for the differences in voting rights and conversion rights as set above, Ordinary Shares and Preferred Shares of the Company shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

On February 7, 2024, the Company issued 1,000,000 Preferred Shares to Mr. Albert Wong, Chairman, Chief Executive Officer and a controlling shareholder of the Company for an aggregate cash consideration of US$100 which was paid on March 12, 2024 as part of Reorganization. As a result, the voting power of Mr. Albert Wong increased from 42.66% to 71.33% after the issuance of Preferred Shares.

In terms of the 10,000,000 Ordinary Shares and 1,000,000 Preferred Shares issued as part of the Reorganization, the Company has retroactively restated all shares and per share data for all the periods presented, as discussed in Note 1. Accordingly, as of March 31, 2023, 10,000,000 Ordinary Shares and 1,000,000 Preferred Shares were issued and outstanding with a par value of $0.0001, respectively.

Additional paid-in capital (upon completion of the Reorganization)

Additional paid-in capital originally consisted of contributions made to Suzhou TC-Link from its original shareholders during the period of February 2006 to October 2019. These contributions were RMB48,356,336 in aggregate, and were translated to US$ based on exchange rates on their respective transaction dates, which were $7,217,178 in aggregate.

Suzhou TC-Link was previously listed on National Equities Exchange and Quotations (“NEEQ”) platform of the PRC. On December 4, 2020, the board of Suzhou-TC Link has passed a resolution to repurchase its own shares (“Suzhou-TC Link Shares”) on NEEQ with numbers ranging from 275,000 to 550,000 shares at repurchase price of no more than RMB2.5 per share. The repurchased Suzhou-TC Link Shares will be used in share-based compensation. Subsequently, Suzhou TC-Link has completed the repurchase of 540,000 Suzhou-TC Link Shares within the period from January 7, 2021 to January 27, 2021 at repurchased cost of RMB792,106 ($122,585) in aggregate, which was paid in cash. The company recorded the repurchased Suzhou-TC Link Shares as treasury shares at original cost. At the time of repurchase, Suzhou-TC Link had 39,700,000 Suzhou-TC Link Shares issued and outstanding.

On July 6, 2021, the board of directors of Suzhou TC-Link has passed a resolution to grant 540,000 restricted shares of Suzhou TC-Link (“Suzhou TC-Link Restricted Shares”) to Suzhou TC-Link’s certain executives, key employees and directors. The grant price for Suzhou TC-Link Restricted Shares was RMB1.2 each. The Suzhou TC-Link Restricted Shares shall vest in three tranches, based on achieving designated amount of revenues in each of the next three years (for the years ended December 31, 2020, 2021 and 2022). On July 31, 2021, the Company has granted its 540,000 Suzhou-TC Link Shares under treasury shares as Suzhou TC-Link Restricted Shares to the grantees and received cash consideration of RMB648,000 ($100,281) in aggregate from the grantees. The fair value of the Suzhou TC-Link Restricted Shares on grant date was RMB1.48 each. The Company recognizes the difference of fair value and price received as expenses during the vesting periods of three tranches. For the years ended March 31, 2022, 2023, 2024 and 2025, expenses for share-based compensation amounted to RMB37,800 ($5,890), RMB45,360 ($6,620) and RMB57,960 ($8,087) and RMB10,080 ($1,400), respectively, which were recognized in general and administrative expenses in the consolidated statements of operations. As of May 31, 2024, the share-based compensation expenses are fully recognized.

On June 13, 2022, one director who received 54,000 Suzhou TC-Link Restricted Shares in the aforementioned share-based compensation had passed away. As a result, Suzhou TC-Link repurchased the 54,000 Suzhou TC-Link Restricted Shares granted to this director at cost of RMB64,152 ($9,341) from the spouse of this director, which were cancelled after repurchased.

Issuance of Ordinary Shares prior to the Initial Public Offering

On February 21, 2024, the Company issued 417,000 Ordinary Shares to four new individual investors for aggregate proceeds of $834,000 at a price of $2.0 per share. Accordingly, the Company has 10,417,000 Ordinary Shares and 1,000,000 Preferred Shares issued and outstanding as of March 31, 2024. In terms of the $834,000 capital contributions received in this placement, $42 was credited to Ordinary Shares at par value and the remaining $833,958 was credited to additional paid-in capital.

Initial Public Offering (the “IPO”)

On August 29, 2025, the Company closed its initial public offering (“IPO”) of 1,600,000 Ordinary Shares, par value $0.0001 per share, priced at $4.00 per share. The net proceeds received by the Company from its IPO totaled $5,727,070, after deducting underwriters’ compensation and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “ELOG”. Upon completion of the IPO, accumulated deferred offering costs, which amounted to $2,120,858, were charged against the net proceeds. Accordingly, $160 was credited to Ordinary Shares at par value and the remaining $3,606,052 was credited to additional paid-in capital in regards to the IPO.

2025 Omnibus Equity Plan (a Share-based compensation plan)

On January 5, 2026, the Company filed Form S-8 with SEC to register the Company’s 2025 Omnibus Equity Plan which was approved by the Board of the Company on December 2, 2025.

On February 23, 2026, the Company authorized to grant 440,000 Ordinary Shares in aggregate to five executive employees under the 2025 Omnibus Equity Plan to reward their services rendered during September 1, 2025 to January 31, 2026. The 440,000 Ordinary Shares were valued based on the closing stock price of $1.03 on February 23, 2026, the grant date. Accordingly, the grant of 440,000 Ordinary Shares resulted in $453,200 compensation costs, which were charged to general and administrative expenses for the year ended March 31, 2026.

On March 31, 2026, the Company authorized to grant 375,000 Ordinary Shares in aggregate to the Company’s CEO, CFO, a director and three independent directors under the 2025 Omnibus Equity Plan. When granted, the 375,000 Ordinary Shares were vested with no further restrictions, and were valued based on the closing stock price of $0.97 on March 31, 2026, the grant date. Accordingly, the grant of 375,000 Ordinary Shares resulted in $363,750 compensation costs, which were charged to general and administrative expenses for the year ended March 31, 2026.

Statutory reserves

The Company’s PRC operating subsidiaries are required to make appropriations to certain reserves, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2026 and 2025, the aggregate balance for statutory reserves were $962,302 and $888,085, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC entities. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. However, PRC laws restrict a certain portion of the PRC entities’ net assets, equivalent to the balances of paid-in capital and statutory reserve, to be distributed in any form to the Company.

The restricted net assets that include paid-in capital and statutory reserve funds amounted to $13,426,994 and $8,929,615 as of March 31, 2026 and 2025, respectively.

Dividends

On September 30, 2023, the board of directors of Suzhou TC-Link declared cash dividends of RMB9,039,288 ($1,238,938) to all existing shareholders of Suzhou TC-Link registered on the date of declaration. On October 19, 2023, the Company withheld and paid RMB1,259,814 ($161,493) corporate income tax and individual income taxes to PRC tax authorities for the cash dividends on behalf of the shareholders. Within the year ended March 31, 2026, Suzhou TC-Link signed an agreement with the Controlling Shareholder of the Company to offset RMB3,316,049 dividends payable with amounts due from the related companies controlled by the Controlling Shareholder. Accordingly, as of March 31, 2026 and the date of this report, the remaining RMB4,463,425 ($647,061) cash dividends payable remained outstanding. The dividends payable are not interest bearing, and will be paid to former shareholders of Suzhou TC-Link as soon as the Company has sufficient cash. Accordingly, dividends payable are presented as current liabilities.

Note 14 – Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CEO is the CODM. Management, including the CODM, reviews operation results by revenues, gross profit and gross margin, operating expenses and income from operations of different services, while gross profit is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Company has determined that it has two reportable segments as defined by ASC 280, which are transportation services and warehouse subleasing services.

The following tables present summary information by segment for the years ended March 31, 2026, 2025 and 2024, respectively:

	For the year ended March 31, 2026
	Transportation services	Warehouse subleasing services	Total

Revenues - third parties	$40,677,991	$4,699,986	$45,377,977
Revenues - a related party	253,795	-	253,795
Cost of revenues - third parties	(36,971,662)	(4,398,942)	(41,370,604)
Cost of revenues - related parties	(18,315)	-	(18,315)
Gross profit	3,941,809	301,044	4,242,853
Gross margin	9.6%	6.4%	9.3%
Reconciliation to loss before income taxes
Selling expenses	(479,282)	(437,619)	(916,901)
General and administrative expenses	(2,494,272)	(820,329)	(3,314,601)
Insurance indemnity	135,894	-	135,894
Government subsidies	75,853	48,941	124,794
Unallocated income (expenses)
- Group professional service fees			(222,389)
- Compensation of directors			(32,500)
- Share-based compensation			(816,950)
- Interest expenses, net			(287,422)
- Other income			74,519
Loss before income taxes			$(1,012,703)

Other segment disclosures	Transportation services	Warehouse subleasing services	Total
Depreciation (1)	$70,008	$61,172	$131,180
Capital expenditures	554,858	324,091	878,949
Income tax expenses	(109,724)	(29,676)	(139,400)
Segment assets as of March 31, 2026	$21,424,344	$10,855,477	$32,279,821

	For the year ended March 31, 2025
	Transportation services	Warehouse subleasing services	Total

Revenues - third parties	$34,918,308	$4,787,785	$39,706,093
Revenues - a related party	335,598	-	335,598
Cost of revenues - third parties	(29,756,523)	(4,276,746)	(34,033,269)
Cost of revenues - related parties	(8,581)	-	(8,581)
Gross profit	5,488,802	511,039	5,999,841
Gross margin	15.6%	10.7%	15.0%
Reconciliation to income before income taxes
Selling expenses	(643,448)	(131,036)	(774,484)
General and administrative expenses	(2,069,571)	(485,263)	(2,554,834)
Insurance indemnity	171,718	-	171,718
Government subsidies	16,642	-	16,642
Unallocated income (expenses)
- Audit and other professional fees			(371,314)
- Compensation of a director			(32,000)
- Interest expenses, net			(142,812)
- Other income			58,377
Income before income taxes			$2,371,134

Other segment disclosures	Transportation services	Warehouse subleasing services	Total
Depreciation (1)	$76,825	$11,897	$88,722
Capital expenditures	328,280	69,161	397,441
Income tax expenses	(539,869)	(51,239)	(591,108)
Segment assets as of March 31, 2025	$18,502,486	$6,279,005	$24,781,491

	For the year ended March 31, 2024
	Transportation services	Warehouse subleasing services	Total

Revenues - third parties	$37,295,968	$2,865,097	$40,161,065
Revenues - related parties	282,564	-	282,564
Cost of revenues - third parties	(32,997,049)	(2,427,339)	(35,424,388)
Cost of revenues - related parties	-	(574)	(574)
Gross profit	4,581,483	437,184	5,018,667
Gross margin	12.2%	15.3%	12.4%
Reconciliation to income before income taxes
Selling expenses	(690,873)	(21,465)	(712,338)
General and administrative expenses	(1,954,189)	(819,748)	(2,773,937)
Insurance indemnity	128,442	-	128,442
Government subsidies	27,202	-	27,202
Unallocated (expenses) income
- Audit fees			(90,000)
- Compensation of a director			(8,000)
- Interest expenses, net			(94,908)
- Other income, net			40,361
Income before income taxes			$1,535,489

Other segment disclosures	Transportation services	Warehouse subleasing services	Total
Depreciation (1)	$109,633	$5,517	$115,150
Capital expenditures	7,384	49	7,433
Income tax (expenses) benefit	(457,759)	5,970	(451,789)
Segment assets as of March 31, 2024	$18,573,064	$4,418,387	$22,991,451

(1)	the amounts of depreciation disclosed by reportable segments are included in cost of revenues and general and administrative expenses.

Substantially all of the Company’s assets are located in the PRC. For the years ended March 31, 2026, 2025 and 2024, substantially all of the Company’s revenues were generated within the PRC, respectively. As a result, management deems it not necessary to present revenues by geographic areas.

Note 15 - General and administrative expenses

For the years ended March 31, 2026, 2025 and 2024, the Company’s general and administrative expenses mainly consisted of:

	For the years ended March 31,
	2026	2025	2024

Employee salaries and benefits	$1,868,821	$1,621,580	$1,767,232
Share-based compensation	816,950	-	-
Consulting and service fees	608,341	521,001	353,467
Entertainment expenses	224,977	183,511	188,579
Travelling expenses	161,865	192,858	139,638
Lease expenses	159,340	129,460	81,018
Provision for expected credit losses	128,235	76,755	93,188
Office expenses	79,536	40,747	35,061
Communication	34,823	20,608	21,131
Depreciation	30,114	40,251	56,452
Car rental and insurance	17,220	19,459	29,360
Utilities	16,823	19,282	8,736
Insurance Premiums	12,882	6,221	-
Bank charges	12,797	3,910	3,257
Other miscellaneous administrative expenses	213,716	82,505	94,818
Total general and administrative expenses	$4,386,440	$2,958,148	$2,871,937

Note 16 – Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company is incorporated in the Cayman Islands as an exempted company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Eastern BVI is incorporated in the British Virgin Islands as a holding company and is currently exempted from income and corporate tax under the current laws of the British Virgin Islands. In addition, the British Virgin Islands does not levy capital gains tax on it.

Eastern HK is incorporated in Hong Kong as a holding company with no operation. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD 2 million will be taxed at 16.5%. Eastern HK is not subject to income tax for the years ended March 31, 2026, 2025 and 2024 as it had no operating activities during the years.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (“FIE”) are usually subject to a unified 25% income tax rate while preferential tax rates, tax holidays and certain tax exemptions may be granted on case-by-case basis.

According to the Circular on the Implementation of the Positive Policy on Inclusive Tax Relief for Small and Micro Enterprises (Cai Shui (2019) No. 13), as enacted by Ministry of Finance and State Taxation Administration of the PRC, an enterprise is recognized as a small-scale and low-profit enterprise if all of the followings are met (i) its taxable income does not exceed RMB3 million; (ii) total number of its employees does not exceed 300; and (iii) amount of its total assets does not exceed RMB50 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. This policy was originally effective since January 1, 2019 until December 31, 2021. Subsequently, Ministry of Finance and State Taxation Administration of the PRC have made supplements to this policy on March 14, 2022, March 26, 2023 and August 6, 2023, respectively, which have stated that since January 1, 2022, if an entity is identified as a small-scale and low-profit enterprise based on the above rules, it is entitled to a preferential tax rate of 5% on its taxable income, and such tax relief has been extended to December 31, 2027 at the same time. For the year ended March 31, 2026, Wuxi TC-Link, Yancheng TC-Link, Yunnan Dongyuan, Chongqing Dayuan and Guizhou Tianrun are qualified for small and low-profit enterprises with an income tax rate of 5%; For the year ended March 31, 2025, Wuxi TC-Link, Yancheng TC-Link, Yunnan Dongyuan and Chongqing Dayuan are qualified for small and low-profit enterprises with an income tax rate of 5%; For the year ended March 31, 2024, Wuxi TC-Link, Yunnan Dongyuan and Chongqing Dayuan are qualified for small and low-profit enterprises with an income tax rate of 5%.

Income tax expenses

Income taxes expenses consisted of the following:

	For the years ended March 31,
	2026	2025	2024

Current
PRC income tax provision	$168,170	$594,040	$459,215

Deferred
PRC income tax	(28,770)	(2,932)	(7,426)
Income tax expenses	$139,400	$591,108	$451,789

The following table reconciles the PRC statutory rate to the Company’s effective tax rates:

	For the years ended March 31,
	2026	2025	2024

The PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of tax exempted entities in Cayman Islands and BVI	(27.7)%	4.2%	1.7%
Effect of the PRC preferential tax rates	(6.1)%	(5.6)%	(10.6)%
Non-deductible expenses	(2.1)%	1.2%	13.0%
Effect of changes in valuation allowance	(2.9)%	0.1%	0.3%
Effective tax rate	(13.8)%	24.9%	29.4%

Deferred tax assets

Significant components of deferred tax assets were as follows:

	As of March 31,
	2026	2025
Deferred tax assets derived from
Allowance for expected credit losses	$67,222	$35,743
Net operating losses (“NOLs”)	5,477	9,819
Less: valuation allowance on NOLs of Chongqing Dayuan*	-	(4,613)
Deferred tax assets, net	$72,699	$40,949

*	As of March 31, 2025, the Company maintained a full valuation allowance against the deferred tax assets (DTAs) of Chongqing Dayuan, as management concluded it was more likely than not that these assets would not be realized in the foreseeable future. However, during the year ended March 31, 2026, Chongqing Dayuan generated pre-tax income of RMB 217,967 ($30,691), which utilized the majority of its net operating loss carryforwards. Consequently, management determined that the remaining DTAs are fully realizable, and the valuation allowance was reversed as of March 31, 2026.

Note 17 – Commitments and contingencies

Lease commitments

The Company entered into operating leases to lease warehouse buildings and office spaces for operations and business development. Our commitments for minimum lease payments under these operating leases as of March 31, 2026 are disclosed in Note 6.

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of March 31, 2026 and 2025 and through the report date of these consolidated financial statements.

Note 18 – (Loss) earnings per share (“EPS”)

The basic (loss) earnings per share is calculated as the net (loss) income for the year attributable to ordinary shareholders of the Company divided by the weighted average number of ordinary shares of the Company in issue during the year.

The diluted (loss) earnings per share is calculated as the net income for the year attributable to ordinary shareholders of the Company divided by the weighted average number of ordinary shares used in the calculation which is the weighted average number of ordinary shares in issue plus the number of preferred shares being convertible to ordinary shares (details were discussed in Note 13 above).

The following table reconciles the numerators and denominators used in the computations of both basic and diluted earnings per share:

	For the years ended March 31,
	2026	2025	2024
Basic (loss) earnings per share computation:
Numerator:
Net (loss) income available to ordinary shareholders	$(1,152,103)	$1,780,026	$1,083,700
Denominator:
Weighted average ordinary shares outstanding – basic	11,398,479	10,417,000	10,044,434
Basic (loss) earnings per share	(0.10)	0.17	0.11

Diluted (loss) earnings per share computation:
Numerator:
Net (loss) income available to ordinary and preferred shareholders	$(1,152,103)	$1,780,026	$1,083,700
Denominator:
Weighted average ordinary shares outstanding – basic	11,398,479	10,417,000	10,044,434
Convertible preferred shares - dilutive	- *	1,000,000	1,000,000
Weighted average ordinary shares outstanding – diluted	11,398,479	11,417,000	11,044,434
Diluted (loss) earnings per share	(0.10)	0.16	0.1

*	For the year ended March 31, 2026, the Company had 1,000,000 preferred shares being convertible to ordinary shares which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share in the year presented, as their effects would have been anti-dilutive.

Note 19 – Subsequent events

The Company evaluated all events and transactions that occurred after March 31, 2026, up through the date of this report, which is the date that these consolidated financial statements are available to be issued, there were no material subsequent events that require disclosure in these consolidated financial statements other than disclosed elsewhere and below.

On June 22, 2026, the shareholders of the Company approved the following ordinary resolution: the 1,000,000 issued preferred shares with a nominal or par value of USD0.0001 per share be re-designated as 1,000,000 series A preferred shares with a nominal or par value of USD0.0001 per share with their rights unchanged and as set out in the third amended and restated memorandum and articles of association and the rights and terms of the remaining 49,000,000 Preferred Shares will be determined by the Directors from time to time before the issuance of such shares (the “Share Redesignation”) such that after the Share Redesignation, the authorized share capital shall become USD50,000 divided into (i) 450,000,000 ordinary shares with a nominal or par value of USD0.0001 per share, (ii) 1,000,000 series A preferred shares with a nominal or par value of USD0.0001 per share and (iii) 49,000,000 preferred shares with a nominal or par value of USD0.0001 per share (the “Share Redesignation and Share Capital Changes”).

On May 18, 2026, the Board of Directors (the “Board”) of the Company approved the increase in the size of the Board from five members to seven members. At the same time, the Board appointed Mr. Chi Wing Ma and Yuanjiang Zhang as the new members to serve on the Board. The new members of the Board were appointed to fill the vacancy on the Board created by the increase of the size of the Board.

Note 20 – Condensed financial statements of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial statements of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company that the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party.

The condensed financial statements of the parent company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements.

The footnote disclosures contain supplemental information relating to the operations of the parent company and, as such, these condensed financial statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The parent company did not declare or pay any dividend for the periods presented. As of March 31, 2026 and 2025, there were no material commitments and contingencies, significant provisions for long-term obligations, or guarantees, except for those separately disclosed in the consolidated financial statements, if any.

EASTERN INTERNATIONAL LTD.

PARENT COMPANY CONDENSED BALANCE SHEETS

	As of March 31,
	2026	2025
ASSETS
Current Assets
Cash	$72,911	$2,909
Total current assets	72,911	2,909

Non-current assets
Deferred offering costs	-	822,204
Amount due from subsidiaries (1)	4,480,262	3,332,003
Investment in a subsidiary	6,265,940	3,865,940
Total non-current assets	10,746,202	8,020,147
Total assets	$10,819,113	$8,023,056

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amount due to subsidiaries	$-	$500,649
Total liabilities	-	500,649

Commitments and contingencies (Note 17)

Shareholders’ Equity
Preferred shares, par value $0.0001 each, 50,000,000 shares authorized, 1,000,000 issued and outstanding as of March 31, 2026 and 2025	$100	$100
Ordinary Shares, par value $0.0001 each, 450,000,000 shares authorized, 12,832,000 and 10,417,000 issued and outstanding as of March 31, 2026 and 2025, respectively	1,284	1,042
Additional paid-in capital	12,453,821	8,030,901
Accumulated deficit	(1,636,092)	(509,636)
Total shareholders’ equity	10,819,113	7,522,407
Total liabilities and shareholders’ equity	$10,819,113	$8,023,056

(1)	Amount due from subsidiaries included $3,332,003 amount due from WFOE, representing the portion of capital contribution that WFOE received on behalf of the Company from several then existing shareholders of Suzhou TC-link as a part of the Reorganization. As these shareholders are PRC citizens, they are restricted from sending cash to overseas based on Regulations on Foreign Exchange Management of the PRC. Accordingly, WFOE has received this portion of contribution on behalf of the Company in order to complete the Reorganization. The remaining balance represented expenses that the Company paid on behalf of its subsidiaries.

EASTERN INTERNATIONAL LTD.

PARENT COMPANY STATEMENTS OF LOSS

	For the years ended March 31,
	2026	2025	2024

General and administrative expenses	$(1,126,377)	$(403,792)	$(107,596)
Interest income	-	-	9
Foreign currency transaction (loss) gain	(79)	-	1,743
Net loss	$(1,126,456)	$(403,792)	$(105,844)

EASTERN INTERNATIONAL LTD.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Year Ended March 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,126,456)	$(403,792)	$(105,844)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	816,950	-	-
Changes in operating assets and liabilities:
Accrued expenses	-	(30,000)	30,000
Amounts due from subsidiaries	(1,209,071)	-	(3,332,003)
Net cash used in operating activities	$(1,518,577)	$(433,792)	$(3,407,847)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in a subsidiary	$(2,400,000)	$-	$(3,865,939)
Net cash used in investing activities	$(2,400,000)	$-	$(3,865,939)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments to related parties	-	(210,000)	-
Borrowings from related parties	-	-	210,000
Repayments to subsidiaries	(500,649)	-	-
Borrowings from subsidiaries	-	379,919	104,436
Net IPO proceeds received from the underwriter	5,727,070	-	-
Proceeds from shareholders’ contribution	-	-	8,032,043
Deferred offering costs	(1,237,842)	(403,814)	(402,097)
Net cash provided by (used in) financing activities	$3,988,579	$(233,895)	$7,944,382

NET INCREASE (DECREASE) IN CASH	70,002	(667,687)	670,596
CASH, BEGINNING OF YEAR	$2,909	$670,596	$-
CASH, END OF YEAR	$72,911	$2,909	$670,596

